As filed with the Securities and Exchange Commission on May 10, 2005

Registration No. 333-124271

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT No. 1 to FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Leslie’s Poolmart, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5999	95-4620298
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040

(602) 366-3999

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Lawrence H. Hayward

President and Chief Executive Officer

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100

Phoenix, Arizona 85040

(602) 366-3999

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:

Jennifer Bellah Maguire, Esq.

Gibson, Dunn & Crutcher, LLP

333 South Grand Avenue

Los Angeles, California 90071

(213) 229-7986

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
7 3/4% Senior Subordinated Notes due 2013	$170,000,000	100%	$170,000,000	$20,009

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) promulgated under the Securities Act of 1933, as amended.
(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion, Dated May 10, 2005

PROSPECTUS

Offer To Exchange

$170,000,000 Of Our Outstanding 7 3/4% Senior Notes Due 2013, Series A

For Our New 7 3/4% Senior Notes Due 2013, Series B

Which Have Been Registered Under the Securities Act

This exchange offer will expire at 5:00 p.m., New York City time,

on                     , 2005, unless extended.

•	We are offering to exchange new registered 7 3/4% Senior Notes due 2013, Series B, or the “exchange notes,” for all of our outstanding unregistered 7 3/4% Senior Notes due 2013, Series A, or the “original notes,” collectively referred to as the “Notes.”

•	We will exchange all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered original notes at any time prior to the expiration of the exchange offer.

•	The exchange of original notes will not be a taxable exchange for United States federal income tax purposes.

•	The terms of the exchange notes to be issued are identical in all material respects to those of the original notes, except that transfer restrictions, registration rights and liquidated damages provisions relating to the original notes and provisions relating to an increase in the interest rate borne by the original notes under circumstances related to the timing of this exchange offer do not apply. See the “Description of Notes” section for more information about the exchange notes to be issued in this exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued and we do not intend to apply for their listing on any securities exchange.

The exchange notes involve substantial risks similar to those associated with the original notes. See the section entitled “ Risk Factors” beginning on page 14 for a discussion of these risks.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR THE ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Prospectus dated                     , 2005.

This document is based on information provided by us and other sources we believe are reliable. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We have summarized certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this document. In making an investment decision, you must rely on your own examination of our business and the terms of this offering and the exchange notes, including the merits and risks involved. We are not making an offer to sell the exchange notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement on Form S-4 we filed with the Securities and Exchange Commission. The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or “SEC,” website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer covered by this prospectus. If given or made such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implications that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of

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transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933, as amended, sometimes referred to herein as the Securities Act. A participating broker-dealer may use this prospectus in connection with resales of the exchange notes where the corresponding original notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period not to exceed 180 days from the date on which the exchange offer registration statement is declared effective, we will make this prospectus available to any broker-dealer for use in connection with any of those resales. See “The Exchange Offer.”

Neither the U.S. Securities and Exchange Commission, the “SEC,” nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this prospectus (as well as information included in oral statements or other written statements made or to be made by us) contains statements that are forward-looking, such as statements relating to plans for future activities. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of us. These risks and uncertainties include, but are not limited to, those relating to

•	our capital structure;

•	weather conditions;

•	domestic economic conditions;

•	activities of competitors;

•	seasonality; and

•	changes in federal or state tax or environmental laws and the administration of such laws.

These and other risks are set forth in more detail under “Risk Factors.” We do not undertake to update any of the forward-looking statements in this prospectus.

INDUSTRY AND MARKET DATA

Some of the industry and market data used throughout this prospectus is based on published independent sources. Other data is based on our good faith estimates, which are derived from our review of internal surveys and independent sources. Although we believe these sources are reliable, we have not independently verified the data and cannot guarantee their accuracy or completeness.

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SUMMARY

The following summary information is qualified in its entirety by the more detailed information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the notes. Investors should carefully read this entire prospectus, including the information set forth under “Risk Factors” and in our consolidated financial statements and related notes. Unless the context otherwise requires, all references to “Leslie’s,” the “Company,” “we,” “us” and “our” refer to Leslie’s Poolmart, Inc., our predecessors and our consolidated subsidiaries. References to fiscal years are to our fiscal years, which end on the last Saturday closest to the end of September. For example, references to “fiscal 2004” are to the 53 weeks ending October 2, 2004 and references to “fiscal 2003” are to the 52 weeks ending September 27, 2003. Unless otherwise noted, all quantitative information regarding our business is as of October 2, 2004, except that store count information is as of January 1, 2005. A definition and discussion of Adjusted EBITDA, including a reconciliation to net income, is set forth under “Summary—Summary Consolidated Financial Information.”

Company Overview

We are the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, which accounted for 82% of our fiscal 2004 sales. Our nondiscretionary products typically have long shelf lives and generally are not prone to either obsolescence or shrinkage. We also sell fun, safety and fitness-oriented recreational items. We currently market our products under the trade name Leslie’s Swimming Pool Supplies through 472 company-owned stores in 36 states, mail order catalogs sent to selected pool owners nationwide and our web store. While our retail stores mainly target residential, “do-it-yourself” pool owners, we also operate a growing commercial service business that serves pool building and remodeling companies as well as other companies that maintain either residential or commercial pools. In fiscal 2004, we generated sales of $356.0 million and Adjusted EBITDA of $45.5 million, representing an increase from fiscal 2003 of 8.8% and 20.3%, respectively. Finally, our comparable store sales increased by 3.3% in fiscal 2004 from fiscal 2003.

We provide our customers a comprehensive selection of high quality products at competitive everyday low prices and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance. We believe our everyday low prices are generally comparable to or better than those offered by our competitors, including mass merchants and home centers. We believe our product offering, combined with our focus on customer service, are key factors in our long-term success and our leadership position in the industry. In addition to third-party branded products, we carry a broad selection of products under the Leslie’s brand name, which accounted for approximately 37% of our fiscal 2004 sales. We believe that the Leslie’s brand name is one of the most recognized brands in pool supplies and represents an image of quality to consumers.

Our retail stores are located in areas with high concentrations of swimming pools and average approximately 3,900 square feet in size. Our typical store is located either in a strip center or on a freestanding site in an area of heavy retail activity and draws its customers primarily from an approximate three-mile trade area. We maintain a proprietary mailing list of 5.8 million addresses, which we believe includes over 75% of the residential pools in the United States. This highly focused list of target customers is central to our direct mail marketing efforts, which support our retail stores, mail order business and web store.

Since our formation in 1963, the successful execution of our business strategy has enabled us to generate sales growth in 40 of the past 41 fiscal years despite cyclical turns in the economy and periods of unfavorable weather conditions. We have generated positive comparable store sales growth in nine out of the past ten fiscal years, with comparable store sales growing at an average annual rate of 5.3% during that same ten-year period. Between the beginning of fiscal 2000 and the end of fiscal 2004, we generated a compound annual growth rate, or CAGR, of 4.1% in sales and 24.1% in Adjusted EBITDA, while our Adjusted EBITDA margin grew from 6.3% to 12.8%. Since the end of fiscal 2000, we expanded our store count from 383 to 472.

U.S. Swimming Pool and Spa Supply Industry Overview

We market our products and services in the estimated $4.4 billion U.S. swimming pool and spa supply industry, which can be divided into four major segments: residential in-ground pools, residential above-ground pools, commercial pools and spas or hot tubs. The U.S. swimming pool and spa supply industry has experienced strong and steady unit growth over the last decade. According to market research firm P.K. Data, the installed base of residential in-ground pools, above-ground pools and spas and hot tubs in the United States has grown from just under 9 million in 1993 to over 13 million in 2002, and is projected to grow to over 17 million by 2007. Both historic and new pool unit growth is highly correlated to macroeconomic housing trends, as approximately 60% of all in-ground swimming pools are built as part of new home construction. We believe these historic and increasing levels of pool ownership have continued to create demand for pool maintenance goods and services. In addition, spending in the commercial pool supply market was estimated to be $1.1 billion in 2004, and we expect this market to continue to grow.

U.S. Residential Swimming Pool and Spa Market
(in millions of units)
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
In-ground	3.50	3.54	3.59	3.65	3.71	3.77	3.89	4.02	4.15	4.27
Above-ground	2.54	2.60	2.67	2.73	2.81	3.02	3.11	3.19	3.27	3.35
Spas and tubs	2.92	3.13	3.38	3.38	3.70	4.03	4.40	4.79	5.20	5.63

Total	8.96	9.27	9.64	9.76	10.22	10.82	11.40	12.00	12.62	13.25
Growth	3.2%	3.5%	4.0%	1.2%	4.7%	5.9%	5.4%	5.3%	5.2%	5.0%

Source: P.K. Data, Inc., December 2002

Regardless of the type or size of a swimming pool, numerous ongoing maintenance and repairs are associated with pool ownership. In order to keep a pool safe and sanitized, chemical treatment, such as the application of chlorine, is required to maintain proper chemical balance, and chemical treatment requirements are dependent on variables such as pool usage, precipitation and temperature. When the pool is chemically balanced, problems such as algae, mineral and salt saturation, corrosive water, staining, eye irritation and odor are less likely to occur; therefore, a regular testing and maintenance routine results in a stable and more easily maintained pool. Proper swimming pool maintenance also involves the ongoing upkeep and repair of swimming pool equipment, such as pumps, heaters and filters.

Competition within the pool supply industry is highly fragmented and largely populated by local “mom and pop” stores and regional chains. Based on the number of stores, we estimate that the next largest specialty pool supply retailer is less than one-third of our size. Mass merchant and home improvement chains participate in the category on a seasonal basis; however, we believe they do not offer the same level of service and expertise or breadth of product offering provided by us and other specialty stores serving the market.

Competitive Strengths

We believe that the following competitive strengths will contribute to our continued success in the U.S. swimming pool and spa supply industry:

Extensive National Presence. With 472 company-owned stores in 36 states and a mail order business and web store, we are the leading national specialty retailer of swimming pool supplies and related products. Our national presence provides geographic diversification, which decreases the impact that unfavorable weather in any one region may have on our business. Most of our competition comes from local stores or regional chains, which typically do not manufacture or repackage products. We estimate that we have more stores than the next 15 largest specialty pool supply retailers combined.

Vertically Integrated Operations. We operate two manufacturing and repackaging plants, including one in Ontario, California and one in Hebron, Kentucky. We believe that supplying our stores with chemicals from our own plants provides us with cost savings, as well as greater control over product availability and quality, as compared to non-integrated pool supply retailers. Our vertical integration also offers us greater flexibility of product sourcing and information gathering, which we believe is beneficial when negotiating with third-party repackagers and chemical providers. Unlike most of our competitors, we do not rely upon third-party distribution, but have our own distribution network through four regionally located distribution centers. In 2004, we distributed the majority of our products to our retail stores and to our catalog customers through our leased distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey; and Hebron, Kentucky. We believe that these factors help us achieve more efficient inventory management and lower cost of goods. Furthermore, the Leslie’s brand name appears on all products processed at our plants and on the majority of our chemical products, which we believe increases our nationwide brand awareness and customer loyalty.

Broad Product Offerings and Superior Customer Service. We believe the breadth and depth of our product selection, combined with our high level of technical assistance and customer service, are essential to maintaining our leading position in the industry. We sell a broad selection of products under the Leslie’s brand name, as well as third-party branded products. Due to the complicated nature of pool chemistry and pool equipment maintenance, and consistent with our philosophy of being a full service swimming pool supply retailer, we offer a high level of technical assistance to support our customers. We consider the training of store personnel to be an integral part of our service philosophy. As part of our regular customer service program, we offer educational materials in the form of DVDs, videos and pamphlets on pool maintenance, as well as free detailed water testing. We also offer in-store equipment repairs that are generally free of labor charges. We believe that most of our competitors do not offer a comparable level of customer service or selection of swimming pool supplies available at our stores, which we believe increases our customer loyalty.

Significant Scale and Purchasing Power. We believe we are among the largest processors of chlorine products for the swimming pool supply industry as well as one of the largest purchasers of swimming pool supplies for retail sales in the United States. Nearly all raw materials as well as those products that we do not repackage are purchased directly from suppliers. Our scale and leading market position enable us to obtain favorable pricing on our purchases from these suppliers, and we have negotiated favorable long-term contracts for key raw materials, most notably chlorine. Furthermore, our size provides additional important benefits such as increased brand awareness for our products and the enhancement of customer value through broad product offerings and differentiated sales and marketing support. In addition, we expect to realize administrative and marketing cost savings as we continue to expand our store base while maintaining a consistent level of overhead.

Consistent Financial Performance. We have demonstrated consistent financial performance since fiscal 2000. Our sales increased from $303.2 million in fiscal 2000 to $356.0 million in fiscal 2004. During the same period, we grew our Adjusted EBITDA from $19.2 million to $45.5 million, and improved our Adjusted

EBITDA margin from 6.3% to 12.8%. Our comparable store sales increased at an average annual rate of 2.1% between fiscal 2000 and fiscal 2004. We believe the consistency of our sales growth and profitability during this period is due in large part to the sale of non-discretionary and regularly consumed products, which represented 82% of our sales in fiscal 2004. Pool owners must purchase such products to maintain their pool’s water quality and physical appearance and, in our experience, do so regardless of economic environment or weather conditions.

Strong Free Cash Flow. We believe that our operating model generates significant free cash flow. Our tight inventory controls, combined with our leverage in product sourcing and negotiations with suppliers, enable us to closely monitor and effectively manage our working capital and maintain or increase our margins. Furthermore, as we have grown our business, we have not required significant capital expenditures. For fiscal 2004, our capital expenditures were $10.9 million, which represented 3.1% of our fiscal 2004 sales. Approximately 66% of our fiscal 2004 capital expenditures were related to expanding our store base. Between the end of fiscal 2000 and the end of fiscal 2004, we repaid $31.5 million of debt and increased our cash and cash equivalents by $15.6 million, attesting to our ability to generate significant free cash flow and reduce indebtedness.

Experienced and Committed Management Team. Our senior management team is comprised of five experienced retail industry veterans and since fiscal 2000 has successfully expanded our business, increased our profitability and enhanced our operational excellence. Our senior management team has an average of 26 years of retail industry experience in operations, purchasing, logistics, sales and marketing and information systems, as well as significant experience in managing companies with high levels of indebtedness. Our management team owns approximately 13.5% of our common stock through a reinvestment of existing equity interests.

Business Strategy

Our strategic objective is to increase our sales, profitability and cash flow by building upon our leading position in order to capitalize on the favorable fundamentals of our industry. Key elements of our strategy include the following:

Capitalize on Our Leadership Position in a Highly Fragmented Market. Despite our large size, we believe we accounted for only approximately 12% of the estimated $2.8 billion U.S. residential pool supply market in 2004. We believe that the majority of this market is comprised of independent local operators. Over the last several years, we have accelerated the pace of our store openings and believe we have gained market share through these additional stores. We believe that this market share growth has come primarily at the expense of independent local and regional pool supply retailers. We plan to continue to take advantage of the highly fragmented nature of our market and utilize our strong brand name to enhance our leadership position.

Focus on Operational Efficiencies. Since fiscal 2000, our senior management has been focused on establishing the necessary controls to increase profitability and effectively manage working capital needs throughout the seasonal trends in our business. Between fiscal 2000 and fiscal 2004, our average inventory days outstanding decreased from 124 days to 109 days and our Adjusted EBITDA margins increased from 6.3% to 12.8%. Average inventory days outstanding is calculated by dividing our inventory at the end of the fiscal year by our cost of goods sold during the fiscal year, multiplied by 365. We typically experience substantially lower sales and Adjusted EBITDA in the first half of each fiscal year, primarily due to seasonal weather. However, between fiscal 2000 and 2004, we have consistently reduced our negative Adjusted EBITDA for the first half of each year, and we have achieved 16 consecutive quarters of year-over-year Adjusted EBITDA growth.

Pursue Disciplined Growth Strategy. We believe that our attractive store-level economics are a result of our disciplined growth strategy. We will continue our selective expansion by strategically opening new stores in both new and existing markets. We plan to add 40 to 45 retail stores in fiscal 2005, and we may consider selective acquisitions in order to take advantage of the fragmented nature of the swimming pool supply industry. We also expect to increase our geographic diversification as a part of our growth strategy. Furthermore, we believe that the growing commercial pool supply market, which we estimate to be $1.1 billion in 2004, represents a significant opportunity for us. Therefore, we intend to open six commercial service centers in fiscal 2005. In addition, we are expanding our sales of spas and related spa equipment, which we believe also represents a significant growth opportunity.

Continue to Achieve Attractive Store Economics. Our historical results reflect attractive store-level economics. We typically open our new stores in the month of March in order to position them for the ensuing peak season. Based upon our past experience, new stores generally break even in their first year of operation and return their initial investment within three years. In 2004, our mature stores (consisting of 338 stores open for five fiscal years or longer) posted a comparable store sales increase of 3.5%. We emphasize disciplined capital spending and careful site selection in order to maintain our attractive store dynamics. We also focus on operating costs by continuously adjusting our store-level labor to minimize costs while maintaining exceptional customer service. In addition, we typically structure our store lease agreements with five-year terms that include multiple five-year extension options, which provides flexibility in closing stores that do not meet our stringent profitability hurdles.

Continue to Capitalize on and Expand Proprietary Database of Pool Locations. Through ongoing research as well as the conduct of our retail and mail order business, we have developed a proprietary database of 5.8 million addresses. We believe this database includes over 75% of the residential pools in the United States. This list of potential customers is central to our cost-effective, highly targeted direct mail marketing efforts, which support our retail stores, mail order business and web store. When combined with our mail order sales results and computerized mapping, this database also provides us a sophisticated store site selection capability. We believe that the scope and accuracy of our proprietary database is unique in the pool supply industry. We will continue to expand our database to grow our sales through targeted marketing efforts and to determine new store locations.

Company Information

We were incorporated as a Delaware corporation in 1997. Our principal executive offices are located at 3925 E. Broadway Road, Suite 100, Phoenix, Arizona 85040, and our telephone number at that address is (602) 366-3999. Our corporate website address is www.lesliespool.com. Information contained on our website is not part of this prospectus. The “Leslie’s” word mark is registered to us in the United States for various products and services. Other product and company names referred to in this prospectus are trademarks of the respective companies.

The Transactions

We refer to the following series of related transactions collectively as the Transactions:

•	The Recapitalization. LPM Acquisition LLC, a newly-formed entity controlled by GCP California Fund, L.P., or GCP, and affiliates of Leonard Green & Partners, L.P., or LGP, merged with and into Leslie’s on January 25, 2005, with Leslie’s continuing as the surviving entity in the merger. Immediately prior to the consummation of the merger, GCP, one of our directors and one of our executive officers who is also a director contributed a portion of their shares of our common stock with a value of $29.1 million to LPM Acquisition in exchange for common units of LPM Acquisition. In addition, GCP and an additional affiliate of LGP contributed $10.9 million in cash to LPM Acquisition in exchange for common units of LPM Acquisition. As a result of this merger, the common units of LPM Acquisition was converted into our common stock and our common stock is now owned by GCP, additional affiliates of LGP and some of our directors and members of our management. See “Security Ownership of Principal Stockholders and Management.”

In the merger, all of our shares of common and preferred stock outstanding prior to the merger and outstanding options (other than those that have been contributed to LPM Acquisition) were exchanged for cash consideration of $189.5 million. The cash paid for each share of common stock was $15.00, and the cash paid for each share of preferred stock, including redemption premium and accrued interest and dividends, was $1,372.00.

In connection with the merger, GCP and additional affiliates of LGP also acquired shares valued at $40.1 million of a new series of preferred stock from us. One of our directors contributed common stock valued at $0.9 million in exchange for shares of such preferred stock. See “Description of Other Indebtedness and Preferred Stock.”

We refer to the preceding transactions collectively as the Recapitalization.

•	The Tender Offer and Consent Solicitation. On December 23, 2004, we commenced a tender offer and solicitation of consents, or the tender offer, to purchase all of the $59.5 million outstanding principal amount of our 10 3/8% Senior Notes due 2008, and to amend the indenture governing the 10 3/8% notes to eliminate most of the covenants and certain events of default. On January 11, 2005, we entered into a supplemental indenture with The Bank of New York Trust Company, N.A., as the trustee, supplementing the Indenture dated as of May 21, 2003 as contemplated by the terms of the tender offer. The supplemental indenture eliminated substantially all of the restrictive covenants and certain events of default under the indenture relating to the 10 3/8% notes. The total consideration for the 10 3/8% notes which was paid in respect of the 10 3/8% notes accepted for payment that were validly tendered with consents and not withdrawn on or prior to 5:00 p.m., New York City time on January 7, 2005 was $1,059.30 for each $1,000 principal amount of the 10 3/8% notes. The 10 3/8% notes accepted for payment that were validly tendered subsequent to 5:00 p.m., New York City time on January 7, 2005 but on or prior to 5:00 p.m., New York City time, on February 2, 2005, received the tender offer consideration of $1,029.30 for each $1,000 principal amount of the 10 3/8% notes, which is equal to the total consideration minus the consent payment of $30.00 per $1,000 principal amount of the 10 3/8% notes. $55.5 million aggregate principal amount of the notes were tendered and accepted in the tender offer.

•	The Offering. On January 25, 2005, we issued an aggregate of $170.0 million principal amount of the original notes, which we are offering to exchange in this exchange offer. The net proceeds from the offering of the original notes, together with borrowings under an amended credit facility, proceeds from the issuance of equity securities and cash on hand, were used to complete the Recapitalization, repurchase the outstanding 10 3/8% notes that were tendered in the tender offer and complete the other Transactions.

•	The Amended Credit Facility. On January 25, 2005, we amended our existing credit facility with Wells Fargo Retail Finance, LLC to provide for the extension by the lender of revolving loans and other financial accommodations in an aggregate principal amount of $75.0 million. Our obligations under the amended credit facility are secured by a lien on substantially all of our assets. In addition to the $75.0 million commitment, the total commitment was increased by $30.0 million via a temporary over-advance facility through June 30, 2005. At our option, the over-advance facility will again be available in the amount of $20.0 million from September 30, 2005 through March 31, 2006. Finally, at the lender’s discretion, an over-advance facility of $10.0 million may be available to us from September 30, 2006 through March 31, 2007.

The following table illustrates the actual sources and uses of funds relating to the Transactions on January 25, 2005. For additional detail, see “Certain Relationships and Related Transactions—Management Participation in the Recapitalization.”

Sources of Funds		Uses of Funds
(in millions)
Amended credit facility(1)	$39.7	Payment to existing equityholders(3)	$219.4
Original notes	168.7	Repurchase of notes in tender offer(4)	58.7
Preferred stock sales(2)	41.0	Fees and expenses	11.3
Common stock sales(2)	40.0

Total sources	$289.5	Total uses	$289.5

(1)	The amended credit facility consists of a $75.0 million five-year revolving credit facility, with up to an additional $30.0 million available under an over-advance facility. Our prior credit facility consisted of a $75.0 million revolving credit facility that expired January 15, 2008. The effective interest rate on outstanding borrowings under the prior credit facility at October 2, 2004 was 3.3%.
(2)	Common stock and preferred stock sold to GCP, additional affiliates of LGP, some of our directors and members of management. Includes $29.9 million of common stock which was contributed to LPM Acquisition.
(3)	Payments made to our previous common and preferred stockholders and optionholders pursuant to the Recapitalization. Includes $189.5 million of cash and $29.9 million of new common and preferred stock issued in exchange for existing common stock contributed to LPM Acquisition. Our executive officers received a portion of such cash consideration as a result of their ownership of common stock and options and contributed a portion of their existing common stock to LPM Acquisition.
(4)	Does not include $4.0 million aggregate principal amount of 10 3/8% Senior Notes due 2008 that were not tendered in the tender offer. Includes $3.2 million of tender premiums. The remaining 10 3/8% notes outstanding are redeemable after July 15, 2005 and have a scheduled maturity date of July 15, 2008. Our executive officers, directors and their affiliates received approximately $2.8 million in the tender offer for the notes they owned.

The Exchange Offer

The Exchange Offer

This is an offer to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of original notes to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the original notes when we sold the original notes in a transaction that was exempt from the registration requirements of the Securities Act. The exchange notes are substantially identical to the original notes, except that:

•	the exchange notes will be freely transferable, other than as described in this prospectus;

•	the exchange notes will not contain any legend restricting their transfer;

•	holders of the exchange notes will not be entitled to the rights of the holders of the original notes under the registration rights agreement; and

•	the exchange notes will not contain any provisions regarding the payment of liquidated damages.

We believe that you can transfer the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act if you:

•	acquire the exchange notes in the ordinary course of your business;

•	are not and do not intend to become engaged in a distribution of the exchange notes;

•	are not an “affiliate” (within the meaning of the Securities Act) of ours;

•	are not a broker-dealer that acquired the original notes directly from us; and

•	are not a broker-dealer that acquired the original notes as a result of market-making or other trading activities.

If any of these conditions are not satisfied and you transfer any exchange note without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes that it acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.”

Minimum Condition	The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2005, unless we extend it.

Exchange Date

Original notes will be accepted for exchange at the time when all conditions of the exchange offer are satisfied or waived. The exchange notes will be delivered promptly after we accept the original notes.

Conditions To The Exchange Offer

Our obligation to complete the exchange offer is subject to certain conditions. See “The Exchange Offer—Conditions to the Exchange Offer.” We reserve the right to terminate or amend the exchange offer at any time prior to the expiration date upon the occurrence of certain specified events.

Withdrawal Rights

You may withdraw the tender of your original notes at any time before the expiration of the exchange offer on the expiration date. Any original notes not accepted for any reason will be returned to you without expense as promptly as practicable after the expiration or termination of the exchange offer.

Procedures For Tendering Original Notes	See “The Exchange Offer—How to Tender.”

U.S. Federal Tax Consequences

The exchange of the original notes for the exchange notes by U.S. holders should not be a taxable exchange for U.S. federal income tax purposes and U.S. holders should not recognize any taxable gain or loss as a result of such exchange. See “Certain United States Federal Tax Considerations.”

Effect On Holders Of Original Notes

If the exchange offer is completed on the terms and within the period contemplated by this prospectus, holders of original notes will have no further registration or other rights under the registration rights agreement except under limited circumstances.

HOLDERS OF ORIGINAL NOTES WHO DO NOT TENDER THEIR ORIGINAL NOTES WILL CONTINUE TO HOLD THOSE ORIGINAL NOTES. ALL UNTENDERED, AND TENDERED BUT UNACCEPTED, ORIGINAL NOTES WILL CONTINUE TO BE SUBJECT TO THE RESTRICTIONS ON TRANSFER PROVIDED FOR IN THE ORIGINAL NOTES AND THE INDENTURE UNDER WHICH THE ORIGINAL NOTES WERE ISSUED.

To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See “Risk Factors—You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer.”

Use Of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.

Exchange Agent	The Bank of New York Trust Company, N.A. is serving as the exchange agent in connection with the exchange offer.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The terms of the exchange notes to be issued are substantially identical to the terms of the original notes, except that the exchange notes will be registered under the Securities Act and certain transfer restrictions, registration rights and liquidated damages relating to the original notes will not apply to the exchange notes. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. See “Description of Notes.”

Issuer	Leslie’s Poolmart, Inc.

Notes Offered	$170,000,000 in aggregate principal amount of 7 3/4% Senior Notes due 2013, Series B.

Maturity Date	February 1, 2013.

Interest Payment Dates	The notes will pay interest semi-annually in cash in arrears on February 1 and August 1 of each year, beginning on August 1, 2005.

Ranking	The notes will be unsecured senior obligations and will rank equally with current and future unsecured senior indebtedness.

Optional Redemption

The notes will be redeemable, in whole or in part, at any time on or after February 1, 2009 at the redemption prices specified under “Description of Notes—Optional Redemption,” plus accrued and unpaid interest. In addition, up to 35% of the aggregate principal amount of the notes may be redeemed on or prior to February 1, 2008 with the net cash proceeds of certain equity offerings at the redemption prices specified under “Description of Notes—Optional Redemption,” plus accrued and unpaid interest.

Change of Control

If we undergo a Change of Control, as that term is defined in “Description of Notes—Repurchase at the Option of Holders after a Change of Control,” holders of notes will have the option to require us to repurchase all or part of their notes not previously called for redemption. The repurchase price will be equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest and additional interest, if any, thereon, to the date of purchase. See “Description of Notes—Repurchase at the Option of Holders after a Change of Control.”

Certain Covenants	The indenture under which we will issue the notes restricts our (and/or our subsidiaries’) ability to do the following:

•	incur additional indebtedness;

•	make certain restricted payments;

•	sell certain assets;

•	pay dividends or make other payments of our subsidiaries;

•	issue preferred stock of our subsidiaries;

•	incur certain liens;

•	guarantee certain obligations;

•	enter into certain transactions with affiliates; and

•	engage in mergers, consolidations and sales of assets. See “Description of Notes—Certain Covenants.”

For a discussion of certain risks that should be considered in connection with an investment in the notes, see “Risk Factors.”

Summary Consolidated Financial Information

The following table sets forth summarized historical financial and statistical data derived from our audited consolidated financial statements and the related notes thereto as of and for the fiscal years ended September 28, 2002, September 27, 2003 and October 2, 2004 and our unaudited consolidated financial statements for the 13 week periods ending December 27, 2003 and January 1, 2005. The fiscal year ended October 2, 2004 consists of 53 weeks, and the other fiscal years consist of 52 weeks. Our financial statements and the related notes thereto appear elsewhere in this prospectus. The information included in “Other Financial Data,” “Operating Data” and “Pro Forma Data and Credit Statistics” is unaudited. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the complete historical financial statements and related notes thereto contained elsewhere in this prospectus.

	Fiscal Years Ended						13 Weeks Ended
	September 28, 2002 (restated)(1)		September 27, 2003 (restated)(1)		October 2, 2004 (restated)(1)		December 27, 2003 (restated)(1)	January 1, 2005 (restated)(1)
	(dollar amounts in thousands)
Statement of Operations Data:
Sales	$313,311		$327,165		$356,041		$40,820	$40,937
Cost of merchandise and services sold	166,340		171,219		183,928		22,390	21,565
Gross profit	146,971		155,946		172,113		18,430	19,372
Selling, general and administrative expenses	125,079		128,290		137,881		27,731	28,798
Unusual expense	1,500		—		—		—	—
Amortization of goodwill	319		—		—		—	—

Operating income (loss)	20,073		27,656		34,232		(9,301)	(9,426)
Interest expense, net(2)	10,690		9,566		7,172		1,777	3,649
Write-off of debt issuance costs	—		420		—		—	—
Loss on disposition of fixed assets	1,332		497		440		284	23

Income (loss) before taxes	8,051		17,173		26,620		(11,362)	(13,098)
Income tax expense (benefit)	3,358		6,830		10,374		(4,483)	(4,465)

Net income (loss)	$4,693		$10,343		$16,246		$(6,879)	$(8,633)

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$20,637		$32,745		$21,358		$(21,180)	$(17,675)
Investing activities	(8,452)		(8,607)		(10,281)		(652)	(1,422)
Financing activities	(957)		(32,112)		(260)		14,253	2,005
Depreciation and amortization	9,631		10,186		11,281		2,715	2,949
Capital expenditures	8,472		8,616		10,899		665	1,422
Adjusted EBITDA(3)	31,204		37,842		45,513		(6,586)	(6,477)
Adjusted EBITDA margin(3,4)	10.0%		11.6%		12.8%		(16.1)%	(15.8)%
Rent expense	22,989		24,762		27,283		6,478	7,225
Ratio of earnings to fixed charges(5)	1.2	x	1.6	x	2.2	x	—	—

Operating Data:
Number of stores (at end of period)	410		437		474		437	472
Number of employees (at end of period)	1,691		1,836		1,820		1,494	1,555
Comparable store sales growth(6)	1.9%		2.3%		3.3%		9.3%	(5.4)%

Balance Sheet Data (at end of period):
Cash and cash equivalents	$17,996		$10,022		$20,839		$2,443	$3,747
Working capital	34,634		15,410		33,354		25,159	30,209
Total assets	143,139		130,220		144,836		129,081	133,707
Total debt(7)	135,517		105,410		105,811		105,510	105,912

Pro Forma Data and Credit Statistics(8):
Interest expense(2,9)					$14,210			$4,843
Total debt(7)					195,113			252,749
Total debt to Adjusted EBITDA					4.3	x		—
Adjusted EBITDA to interest expense(2,9)					3.2	x		—

(1)	We have reclassified tenant improvement allowances from a contra asset in property, plant and equipment, net to other long term liabilities in the consolidated balance sheets. The amortization of the tenant improvement allowances has also been reclassified from a reduction of depreciation and amortization expense to a reduction in rent expense. The receipt of tenant improvement allowances has been reclassified in the statement of cash flows by increasing purchase of property, plant and equipment, and increasing cash provided by or decreasing cash used in operating activities. See Note 1 to Consolidated Financial Statements for reconciliation of adjustment.
(2)	Interest expense for periods ending on or prior to October 2, 2004 does not include preferred stock dividends and accretion, which were classified as interest expense pursuant to SFAS No. 150 beginning October 3, 2004. Prior to October 3, 2004 preferred stock dividends and accretion were included in stockholders’ equity.
(3)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, write-off of debt issuance costs and unusual and restructuring charges. Adjusted EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles, or “GAAP,” but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. In addition, Adjusted EBITDA may be calculated differently from Consolidated EBITDA as defined in the indenture relating to the notes.

The calculation of Adjusted EBITDA is shown as follows:

	Fiscal Years Ended			13 Weeks Ended
	September 28, 2002 (restated)(1)	September 27, 2003 (restated)(1)	October 2, 2004 (restated)(1)	December 27, 2003 (restated)(1)	January 1, 2005 (restated)(1)
	(dollar amounts in thousands)
Statement of Operations Data:
Net income (loss)	$4,693	$10,343	$16,246	$(6,879)	$(8,633)
Depreciation and amortization	9,631	10,186	11,281	2,715	2,949
Unusual and restructuring charges	1,500	—	—	—	—
Interest expense, net	10,690	9,566	7,172	1,777	3,649
Write-off of debt issuance costs	—	420	—	—	—
Loss on disposition of fixed assets	1,332	497	440	284	23
Income tax expense	3,358	6,830	10,374	(4,483)	(4,465)

Adjusted EBITDA	$31,204	$37,842	$45,513	$(6,586)	$(6,477)

(4)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of sales.
(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and fixed charges, and fixed charges consist of interest expense, preferred stock dividends, preferred stock accretion (less tax impact), amortization of debt issuance costs and operating lease interest. Our earnings were insufficient to cover fixed charges for the first quarter of fiscal 2004 and the first quarter of fiscal 2005 by $13.1 million and $13.2 million, respectively.
(6)	We consider a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under GAAP. Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.
(7)	Beginning October 3, 2004, we were required to adopt SFAS No. 150 and classify preferred stock, previously included in the mezzanine portion of the balance sheet, as long-term debt. Prior periods have been reclassified for consistency of presentation. As of January 25, 2005, total debt was $9.0 higher than at January 1, 2005 primarily due to the seasonality of our business.
(8)	Assumes that the Transactions were consummated on September 28, 2003 for interest expense and October 2, 2004 for long-term debt.
(9)	Pro forma interest expense is calculated based on the actual interest rate on the notes and the three-month LIBOR rate as of January 2, 2005, plus the applicable margin on our amended credit facility.

RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this prospectus before you participate in the exchange offer.

Risks Relating to the Exchange Notes and the Exchange Offer.

You may not be able to sell your original notes if you do not exchange them for registered exchange notes in the exchange offer.

If you do not exchange your original notes for exchange notes in the exchange offer, your original notes will continue to be subject to the restrictions on transfer as stated in the legend on the original notes. In general, you may not reoffer, resell or otherwise transfer the original notes in the United States unless they are:

•	registered under the Securities Act;

•	offered or sold under an exemption from the Securities Act and applicable state securities laws; or

•	offered or sold in a transaction not subject to the Securities Act and applicable state securities laws.

Except for limited instances involving the initial purchasers or holders of original notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes in the exchange offer, we will not be under any obligation to register the original notes under the Securities Act under the registration rights agreement or otherwise. Also, if the exchange offer is completed on the terms and within the time period contemplated by this prospectus, no liquidated damages will be payable on your original notes.

Holders of the original notes who do not tender their original notes will have no further registration rights under the registration rights agreement.

Holders who do not tender their original notes, except for limited instances involving the initial purchasers or holders of original notes who are not eligible to participate in the exchange offer or who do not receive freely transferable exchange notes in the exchange offer, will not have any further registration rights under the registration rights agreement or otherwise and will not have rights to receive liquidated damages.

The market for the original notes may be significantly more limited after the exchange offer and you may not be able to sell your original notes after the exchange offer.

If original notes are tendered and accepted for exchange under the exchange offer, the trading market for the original notes that remain outstanding may be significantly more limited. As a result, the liquidity of the original notes not tendered for exchange could be adversely affected. The extent of the market for the original notes and the availability of price quotations would depend upon a number of factors, including the number of holders of the original notes remaining outstanding and the interest of securities firms in maintaining a market in the original notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for the original notes that are not exchanged in the exchange offer may be affected adversely as the original notes exchanged in the exchange offer reduce the float. The reduced float also may make the trading price of the original notes that are not exchanged more volatile.

Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes.

We will not accept your original notes for exchange if you do not follow the exchange offer procedures. We will issue exchange notes as part of the exchange offer only after a timely receipt of your original notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you want to tender your original notes, please allow sufficient time to ensure timely delivery. If we do not receive your original notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your original notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of original notes for exchange. If there are defects or irregularities with respect to your tender of original notes, we will not accept your original notes for exchange.

There is no established trading market for the exchange notes, and the offering and sale of the notes is subject to uncertainties regarding the liquidity of the trading market for such securities.

The exchange notes will constitute a new issue of securities with no established trading market, and there can be no assurance as to:

•	the liquidity of any such market that may develop;

•	the ability of holders of exchange notes to sell their exchange notes; or

•	the price at which the holders of exchange notes would be able to sell their exchange notes.

If such a market were to exist, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. The notes have been designated as eligible for trading in PORTAL. However, we do not intend to list the notes for trading on any national securities exchange or arrange for any quotation system to quote prices for them. We have been advised by the initial purchasers that they presently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market-making activity with respect to the exchange notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to the limits imposed by the Securities Exchange Act of 1934, as amended.

We are highly leveraged and have substantial debt service obligations that could restrict our ability to grow and operate successfully.

We are highly leveraged and have indebtedness that is substantial in relation to our stockholders’ equity. As of January 1, 2005, on a pro forma basis after giving effect to the Transactions, we would have had an aggregate of $214.5 million of outstanding senior indebtedness for borrowed money (including the notes), $41.0 million (liquidation preference) of outstanding preferred stock and $40.0 million of stockholders’ equity. The degree to which we are leveraged could have important consequences to you, including the following:

•	we may be less able to obtain financing for working capital, expansion or general corporate purposes;

•	much of our cash flow from operations must go to the payment of interest on the notes and interest and principal on our other indebtedness, reducing funds available for other purposes;

•	the agreements governing our long-term indebtedness contain restrictive financial and operating covenants;

•	indebtedness under our amended credit facility is at variable rates of interest, which makes us vulnerable to interest rate increases;

•	our amended credit facility is secured by substantially all of our assets and will become due before the principal on the notes is due;

•	we are more leveraged than some of our competitors, which may be a competitive disadvantage;

•	we may have difficulty adjusting rapidly to changing market conditions; and

•	our substantial leverage could make us more vulnerable in the event of a downturn in general economic conditions, prolonged unfavorable weather conditions or other adverse events in our business.

Despite current debt levels, we may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial indebtedness.

We may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us from doing so. Our amended credit facility permits borrowings of up to $105.0 million. If new debt is added to our current level of debt, the related risks that we now face would increase. In addition, we are able to incur obligations that do not constitute indebtedness pursuant to the indenture. This additional debt may be secured, and the notes would rank effectively junior to those obligations and the debt under our amended credit facility to the extent of the value of the collateral securing such obligations.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

On a pro forma basis, after giving effect to the Transactions, interest expense would have been $14.4 million for fiscal 2004. Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our amended credit facility to enable us to pay our indebtedness, including the notes, or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness, including the notes, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including our amended credit facility and the notes, on commercially reasonable terms or at all.

Without such refinancing, we could be forced to sell assets under unfavorable circumstances to make up for any shortfall in our payment obligations. Our amended credit facility and our obligations under the notes limit our ability to sell assets and also restrict the use of proceeds from any such sale. Furthermore, our amended credit facility is secured by substantially all of our assets. Therefore, we may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

The agreements governing the notes and our amended credit facility impose significant restrictions on our business.

The indenture governing the notes contains, and the agreements governing our amended credit facility contain, a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. The restrictions these covenants place on us and our subsidiaries include limitations on our ability and the ability of our subsidiaries to:

•	incur indebtedness or issue disqualified stock or preferred stock;

•	pay dividends or make other distributions on, redeem or repurchase our capital stock;

•	make investments or acquisitions;

•	create liens;

•	sell assets;

•	engage in sale and lease back transactions;

•	restrict dividends or other payments to us;

•	guarantee indebtedness;

•	engage in transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

In addition, our amended credit facility also requires us to meet a number of financial ratio tests and restricts our ability to make capital expenditures or prepay certain other debt. We may not be able to maintain these ratios. These restrictions could limit our ability to plan for or react to market conditions or meet our capital needs. We cannot assure you that we will be granted waivers or amendments to our amended credit facility if for any reason we are unable to meet its requirements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

The breach of any of these covenants or restrictions could result in a default under the indenture governing the notes or our amended credit facility. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable. If we are unable to repay debt, lenders having secured obligations like the lenders under our amended credit facility could proceed against the collateral securing that debt. If this occurred, there can be no assurance that our assets would be sufficient to repay in full the indebtedness under the amended credit facility and the notes.

We may not be able to meet our obligations in the event of a change in control.

Upon the occurrence of a change of control, we will be required to make an offer to repurchase the notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest. However, our amended credit facility will prohibit the purchase of the notes by us in the event of a change of control, unless and until the indebtedness under our amended credit facility is fully paid. Our failure to purchase the notes would result in a default under the indenture and our amended credit facility. Our inability to pay the indebtedness under our amended credit facility, if accelerated, would also constitute a default under the indenture, which could have adverse consequences to us and to you. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our amended credit facility and the notes.

The market price for the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes offered hereby. The market for the notes, if any, may be subject to similar disruptions. Any such disruptions may adversely affect the value of the notes.

Risks Relating to Our Business

A small group of stockholders are able to exercise control over our business.

GCP and additional affiliates of LGP, through their ownership or control of over 80% of the outstanding shares of our common stock, have the power to elect a majority of our board of directors. Accordingly, those entities have the power to approve all amendments to our certificate of incorporation and bylaws and to effect fundamental corporate transactions such as mergers, asset sales and public offerings.

Our continued success depends on our successful expansion in new and existing markets.

Our continued growth depends to a significant degree on our ability to open new stores in existing and new markets and to operate these stores on a profitable basis. To a lesser extent, our continued growth depends on increasing comparable store sales. We opened 19 net additional stores in 2002, 27 net additional stores in 2003 and 37 net additional stores in 2004. We cannot assure you that we will be able to open new stores in a timely manner; to hire, train and integrate employees; to continue locating and obtaining favorable store sites; and to adapt our distribution, management information and other operating systems to the extent necessary to grow in a successful and profitable manner. Further, we cannot assure you that our new stores will achieve historical levels of sales or profitability. Since our new stores generally have lower operating margins following their opening than mature stores, the opening of a large number of stores could have an adverse effect on our total operating margins. Additionally, our expansion plans could be adversely affected by a decrease in new home and swimming pool construction. We expect that our quarterly results of operations will fluctuate depending on the timing and the amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores.

Our results of operation fluctuate as a result of weather conditions.

Our business exhibits substantial seasonality which we believe is typical of the swimming pool supply industry. In general, sales and earnings are highest during our third and fourth fiscal quarters, which represent the peak months of swimming pool use. Typically, all of our operating income is generated in these two quarters which offsets the operating losses incurred in each of the other two quarters. Our business is significantly affected by weather patterns. For example, unseasonably late warming trends can decrease the length of the pool season, and unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season may decrease swimming pool use, resulting in lower maintenance needs and decreased sales.

We may not be able to successfully compete.

Most of our competition comes from local stores or regional chains which, unlike us, do not repackage products and which generally buy products in smaller quantities. The chain store competitors include a large franchise operator of approximately 140 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores. We compete on selected principal products with large-volume mass merchants and home centers which offer a limited selection of pool supplies as compared to us. There are no proprietary technologies or other significant barriers to prevent other firms from entering the swimming pool supply retail market in the future. Competition could adversely impact our sales and operating margins.

Our business includes the packaging and storage of chemicals and an accident related to those chemicals could subject us to liability and increased costs.

We operate chemical repackaging facilities in Ontario, California and Hebron, Kentucky and store chemicals in our retail stores and in distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey; and Hebron, Kentucky. Since some of the chemicals we repackage and store are flammable or combustible compounds, we must comply with various fire and safety ordinances. However, a fire at one of our facilities could give rise to liability claims against us. In addition, if an incident involves the repackaging or a distribution facility, we might be required temporarily to use alternate sources of supply which could increase our cost of sales.

We are dependent on key personnel and the loss of their services could adversely affect us.

We believe that our success is largely dependent upon the abilities and experience of our senior management team. Our senior executives received substantial benefits as a result of the Transactions. The loss of services of one or more of these senior executives could adversely affect our results of operations.

USE OF PROCEEDS

We will not receive any proceeds from the exchange of the exchange notes for the original notes pursuant to the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 1, 2005 on:

•	an actual basis; and

•	as adjusted to give effect to the Transactions.

You should read this table in conjunction with our financial statements and the related notes to the financial statements included in this prospectus. This should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Other Indebtedness.”

The financial data at January 1, 2005 in the following table are derived from our unaudited financial statements as of and for the three months ended January 1, 2005.

	January 1, 2005
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$3,747	$3,747

Long-term debt
Amended credit facility(1)	2,000	41,749
10 3/8% Senior Notes due 2008	59,495	4,000
7 3/4% Senior Notes due 2013(2)	—	168,742
Preferred stock	46,417	41,000

Total long-term debt	$107,912	$255,491

Total stockholders’ equity (deficit)	(47,719)	40,000

Total capitalization	$61,193	$295,491

(1)	As of January 25, 2005, total debt was $9.0 million higher than at January 1, 2005 primarily due to the seasonality of our business.
(2)	Net of original issue discount.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On January 25, 2005, we privately placed the original notes in a transaction exempt from registration under the Securities Act. Accordingly, the original notes may not be reoffered, resold or otherwise transferred in the United States unless so registered or unless an exemption from the Securities Act registration requirements is available. Pursuant to the registration rights agreement with the initial purchasers of the original notes, we agreed to:

•	prepare and file, within 90 days of the date on which we issued the original notes, an exchange offer registration statement with the SEC with respect to a registered offer to exchange the original notes for exchange notes that are substantially identical in all material respects to the original notes except that they will not contain terms with respect to transfer restrictions or registration rights and will be registered under the Securities Act;

•	use our commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act within 180 days after the date on which we issued the original notes; and

•	promptly after the exchange offer registration statement is declared effective, offer the exchange notes in exchange for surrender of the original notes and use our commercially reasonable efforts to consummate the exchange offer within 210 days after the date on which we issued the original notes.

We will be entitled to consummate the exchange offer on the expiration date provided that we have accepted all original notes previously validly tendered in accordance with the terms set forth in this prospectus and the letter of transmittal. In addition, under certain circumstances described below, we may be required to file a shelf registration statement to cover resales of the notes. If we do not comply with certain of our obligations under the registration rights agreement, we must pay liquidated damages to holders of the original notes in addition to the interest that is otherwise due on the notes. The purpose of the exchange offer is to fulfill our obligations with respect to the registration rights agreement. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, where you acquired such original notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Terms of the Exchange

Upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal that accompanies this prospectus, with respect to the original notes, we are offering to exchange $1,000 in principal amount of exchange notes for each $1,000 in principal amount of original notes. The terms of the exchange notes are substantially identical to the terms of the original notes for which they may be exchanged in the exchange offer, except that the exchange notes will generally be freely transferable. The exchange notes will evidence the same debt as the original notes and will be entitled to the benefits of the indenture. Any original notes that remain outstanding after the consummation of the exchange offer, together with all exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the indenture. See “Description of Notes.”

The exchange offer is not conditioned on any minimum aggregate principal amount of original notes being tendered for exchange.

Based on existing interpretations of the Securities Act by the staff of the SEC set forth in several no-action letters to third parties, and subject to the immediately following sentence, we believe that you may offer for resale, resell and otherwise transfer the exchange notes without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, if you are an “affiliate” (within the meaning of the Securities Act) of ours, or you intend to participate in the exchange offer for the purpose of distributing the exchange notes, or you are a broker-dealer (within the meaning of the Securities Act) that acquired original notes in a transaction as part of your market-making or other trading activities and who has arranged or has an understanding with any person to participate in the distribution of the exchange notes, you:

•	will not be able to rely on the interpretations by the staff of the SEC set forth in the above-mentioned no-action letters;

•	will not be able to tender your original notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of your original notes unless such sale or transfer is made pursuant to an exemption from such requirements.

To participate in the exchange offer you will be required to represent to us at the time of the consummation of the exchange offer, among other things, that (1) you are not an affiliate of ours; (2) you are not engaged in and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the exchange notes to be issued in the exchange offer; and (3) you are acquiring the exchange notes in the ordinary course of your business. In addition, in connection with any resales of exchange notes, any broker-dealer who acquired exchange notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that such a broker-dealer may fulfill its prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the initial sale of the original notes) with this prospectus. Under the registration rights agreement, we are required to allow a broker-dealer and other persons with similar prospectus delivery requirements, if any, to use this prospectus in connection with the resale of such exchange notes for a period of time not to exceed 180 days from the date on which the exchange offer registration statement is declared effective. If you are a broker-dealer that receives exchange notes for your own account in exchange for original notes, where you acquired such original notes as a result of market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.” You will not be required to pay brokerage commissions or fees or, subject to the instructions in the applicable letter of transmittal, transfer taxes relating to your exchange of original notes for exchange notes in the exchange offer.

Shelf Registration Statement

If any holder of original notes notifies us within 20 business days following the consummation of the exchange offer:

•	that such holder is prohibited by law or SEC policy from participating in the exchange offer;

•	that such holder may not resell the exchange notes acquired in the exchange offer without delivering a prospectus and the prospectus contained in the registration statement is not appropriate or available for resales by the holder; or

•	that such holder is a broker-dealer and holds original notes acquired directly from us or our affiliates,

or if we receive a written request from certain holders specified in the registration rights agreement, we will file, on or prior to 30 days after the earlier of the date we receive proper notice from any such holder or the date we determine that an exchange offer registration cannot be filed, a shelf registration statement, pursuant to Rule 415 of the Securities Act, relating to original or exchange notes. The shelf registration statement may be an amendment to the exchange offer registration statement. We will use our best efforts to cause the shelf registration statement to be declared effective by the SEC as promptly as possible, but not later than 120 days after we become obligated to file the shelf registration statement. We will use our commercially reasonable efforts to keep the shelf registration statement effective, supplemented and amended, as required, for at least two years following the date the shelf registration statement first becomes effective, or a shorter period ending when all the original notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement or are no longer restricted securities (as defined in Rule 144A under the Securities Act).

You will not be entitled, except if you were an initial purchaser of the original notes, to have your original notes registered under the shelf registration statement, unless you agree in writing to be bound by the applicable provisions of the registration rights agreement. In order to sell your original notes under the shelf registration statement, you generally must be named as a selling security holder in the related prospectus and must deliver a prospectus to purchasers. Consequently, you will be subject to the civil liability provisions under the Securities Act in connection with those sales and indemnification obligations under the registration rights agreements.

Expiration Date; Extensions; Termination; Amendments

The exchange offer expires on the expiration date. The expiration date is 5:00 p.m., New York City time, on                     , 2005, unless we in our sole discretion extend the period during which the exchange offer is open, in which event the expiration date is the latest time and date on which the exchange offer, as so extended by us, expires. We reserve the right to extend the exchange offer at any time and from time to time prior to the expiration date by giving written notice to The Bank of New York Trust Company, N.A., as the exchange agent, and by timely public announcement communicated in accordance with applicable law or regulation. During any extension of the exchange offer, all original notes previously tendered pursuant to the exchange offer and not validly withdrawn will remain subject to the exchange offer. The exchange date will occur promptly after the expiration date. We expressly reserve the right to (i) terminate the exchange offer and not accept for exchange any original notes for any reason, including if any of the events set forth below under “—Conditions to the Exchange Offer” shall have occurred and shall not have been waived by us or (ii) amend the terms of the exchange offer in any manner, whether before or after any tender of the original notes. If any such termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give written notice to the holders of the original notes as promptly as practicable. Unless we terminate the exchange offer prior to 5:00 p.m., New York City time, on the expiration date, we will exchange the exchange notes for the original notes on the exchange date.

If we waive any material condition to the exchange offer, or amend the exchange offer in any other material respect, and if at the time that notice of such waiver or amendment is first published, sent or given to holders of original notes in the manner specified above, the exchange offer is scheduled to expire at any time earlier than the expiration of a period ending on the fifth business day from, and including, the date that such notice is first so published, sent or given, then the exchange offer will be extended until the expiration of such period of five business days. This prospectus and the related letter of transmittal and other relevant materials will be mailed by us to record holders of original notes and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of original notes.

How To Tender

The tender to us of original notes by you pursuant to one of the procedures set forth below will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

General Procedures

A holder of an original note may tender the same by (i) properly completing and signing the letter of transmittal or a facsimile thereof (all references in this prospectus to the letter of transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the original notes being tendered and any required signature guarantees (or a timely confirmation of a book-entry transfer, which we refer to as a Book-Entry Confirmation, pursuant to the procedure described below), to the exchange agent at its address set forth on the back cover of this prospectus on or prior to the expiration date or (ii) complying with the guaranteed delivery procedures described below.

If tendered original notes are registered in the name of the signer of the letter of transmittal and the exchange notes to be issued in exchange therefor are to be issued (and any untendered original notes are to be reissued) in the name of the registered holder, the signature of such signer need not be guaranteed. In any other case, the tendered original notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a firm, which we refer to as an Eligible Institution, that is a member of a recognized signature guarantee medallion program, which we refer to as an Eligible Program, within the meaning of Rule 17Ad-15 under the Exchange Act. If the exchange notes and/or original notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the original notes, the signature on the letter of transmittal must be guaranteed by an Eligible Institution.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes should contact such holder promptly and instruct such holder to tender original notes on such beneficial owner’s behalf. If such beneficial owner wishes to tender such original notes himself, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering such original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner’s name or follow the procedures described in the immediately preceding paragraph. The transfer of record ownership may take considerable time.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the original notes at The Depository Trust Company, which we refer to as the Book-Entry Transfer Facility, for purposes of the exchange offer within two business days after receipt of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of original notes by causing the Book-Entry Transfer Facility to transfer such original notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address specified on the back cover page of this prospectus on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with.

THE METHOD OF DELIVERY OF ORIGINAL NOTES AND ALL OTHER DOCUMENTS IS AT YOUR ELECTION AND RISK. IF SENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, OBTAIN PROPER INSURANCE, AND COMPLETE THE MAILING SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

Unless an exemption applies under the applicable law and regulations concerning “backup withholding” of federal income tax, the exchange agent will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a holder pursuant to the exchange offer if the holder does not provide its taxpayer identification number (social security number or employer identification number) and certify that such number is correct. Each tendering holder should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to us and the exchange agent.

Guaranteed Delivery Procedures

If a holder desires to accept the exchange offer and time will not permit a letter of transmittal or original notes to reach the exchange agent before the expiration date, a tender may be effected if the exchange agent has received at its office listed on the back cover hereof on or prior to the expiration date a letter, telegram or facsimile transmission from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the original notes are registered, the principal amount of the original notes and, if possible, the certificate numbers of the original notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of such letter, telegram or facsimile transmission by the Eligible Institution, the original notes, in proper form for transfer, will be delivered by such Eligible Institution together with a properly completed and duly executed letter of transmittal (and any other required documents). Unless original notes being tendered by the above-described method (or a timely Book-Entry Confirmation) are deposited with the exchange agent within the time period set forth above (accompanied or preceded by a properly completed letter of transmittal and any other required documents), we may, at our option, reject the tender. Copies of a Notice of Guaranteed Delivery which may be used by Eligible Institutions for the purposes described in this paragraph are being delivered with this prospectus and the related letter of transmittal.

A tender will be deemed to have been received as of the date when the tendering holder’s properly completed and duly signed letter of transmittal accompanied by the original notes (or a timely Book-Entry Confirmation) is received by the exchange agent. Issuances of exchange notes in exchange for original notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the letter of transmittal (and any other required documents) and the tendered original notes (or a timely Book-Entry Confirmation).

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of original notes will be determined by us and our determination will be final and binding. We reserve the absolute right to reject any or all tenders not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

None of us, the exchange agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or shall incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and the instructions thereto) will be final and binding.

Terms and Conditions of the Letter of Transmittal

The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer. The party tendering original notes for exchange, to whom we refer as the Transferor, exchanges, assigns and transfers the original notes to us and irrevocably constitutes and appoints the exchange agent as the Transferor’s agent and attorney-in-fact to cause the original notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the original notes and to acquire exchange notes issuable upon the exchange of such tendered original notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered original notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered original notes. The Transferor further agrees that acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement and that we shall have no further obligations or liabilities thereunder (except in certain limited circumstances). All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor. See “—Terms of the Exchange.”

Withdrawal Rights

Original notes tendered pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the back cover of this prospectus. Any such notice of withdrawal must specify the person named in the letter of transmittal as having tendered original notes to be withdrawn, the certificate numbers of original notes to be withdrawn, the principal amount of original notes to be withdrawn (which must be an authorized denomination), a statement that such holder is withdrawing his election to have such original notes exchanged, and the name of the registered holder of such original notes, and must be signed by the holder in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the original notes being withdrawn. The exchange agent will return the properly withdrawn original notes promptly following receipt of notice of withdrawal. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us, and our determination will be final and binding on all parties.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, the acceptance for exchange of original notes validly tendered and not withdrawn and the issuance of the exchange notes will be made on the exchange date. For the purposes of the exchange offer, we shall be deemed to have accepted for exchange validly tendered original notes when, as and if we have given written notice thereof to the exchange agent.

The exchange agent will act as agent for the tendering holders of original notes for the purposes of receiving exchange notes from us and causing the original notes to be assigned, transferred and exchanged. Upon the terms and subject to the conditions of the exchange offer, delivery of exchange notes to be issued in exchange for accepted original notes will be made by the exchange agent promptly after acceptance of the tendered original notes. Original notes not accepted for exchange by us will be returned without expense to the tendering holders (or in the case of original notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility pursuant to the procedures described above, such non-exchanged original notes will be credited to an account maintained with such Book-Entry Transfer Facility) promptly following the expiration date or, if we terminate the exchange offer prior to the expiration date, promptly after the exchange offer is so terminated.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding original notes and we may terminate or extend the exchange offer by oral or written notice to the exchange agent and by timely public announcement communicated in accordance with applicable law or regulation, if:

•	any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•	any federal law, statute, rule, regulation or interpretation of the staff of the SEC has been proposed, adopted or enacted that, in our judgment, might result in the holders of the exchange notes having obligations with respect to resales and transfers of exchange notes which are greater than those described in the interpretations of the SEC as described in this prospectus;

•	an action or proceeding has been instituted or threatened in any court or by any government or governmental agency, foreign or domestic, that, in our judgment, might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•	there has occurred a material adverse development in any existing action or proceeding that might impair our ability to proceed with the exchange offer or otherwise make it inadvisable to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939;

•	all governmental approvals that we deem necessary for the consummation of the exchange offer have not been obtained;

•	there is a change in the current interpretation by the staff of the SEC which permits holders who have made the required representations to us to resell, offer for resale, or otherwise transfer exchange notes issued in the exchange offer without registration of the exchange notes and delivery of a prospectus; or

•	a material adverse change shall have occurred in our business, condition, operations or prospects.

The foregoing conditions are for our sole benefit and may be asserted by us with respect to all or any portion of the exchange offer regardless of the circumstances (including any action or inaction by us) giving rise to such condition or may be waived by us in whole or in part at any time or from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. In addition, we have reserved the right, notwithstanding the satisfaction of each of the foregoing conditions, to terminate or amend the exchange offer.

Any determination by us concerning the fulfillment or non-fulfillment of any conditions will be final and binding upon all parties.

Exchange Agent

The Bank of New York Trust Company, N.A. has been appointed as the exchange agent for the exchange offer. Letters of transmittal must be addressed to the exchange agent at its address set forth on the back cover page of this prospectus. Delivery to an address other than as set forth herein, or transmissions of instructions via a facsimile or telex number other than the ones set forth herein, will not constitute a valid delivery.

Solicitation of Tenders; Expenses

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding tenders for their customers.

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the exchange offer. If given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given herein.

The exchange offer is not being made to (nor will tenders be accepted from or on behalf of) holders of original notes in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of original notes in such jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on behalf of us by one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

Appraisal Rights

You will not have dissenters’ rights or appraisal rights in connection with the exchange offer.

Federal Income Tax Consequences

The exchange of original notes for exchange notes by holders should not be a taxable exchange for federal income tax purposes, and holders should not recognize any taxable gain or loss or any interest income as a result of such exchange. See “Certain United States Federal Tax Considerations.”

Other

Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all validly tendered original notes pursuant to the terms of this exchange offer, we will have fulfilled a covenant contained in the terms of the original notes and the registration rights agreement. Holders of the original notes who do not tender their original notes in the exchange offer will continue to hold such original notes and will be entitled to all the rights, and limitations applicable thereto, under the indenture, except for any such rights under the registration rights agreement which by their terms terminate or cease to have further effect as a result of the making of this exchange offer. See “Description of Notes.” All untendered original notes will continue to be subject to the restriction on transfer set forth in the indenture. To the extent that original notes are tendered and accepted in the exchange offer, the trading market, if any, for the original notes could be adversely affected. See “Risk Factors—Your original notes will not be accepted for exchange if you fail to follow the exchange offer procedures and, as a result, your original notes will continue to be subject to existing transfer restrictions and you may not be able to sell your original notes.”

We may in the future seek to acquire untendered original notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plan to acquire any original notes which are not tendered in the exchange offer.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of original notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

•	certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the original notes tendered;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes pursuant to the exchange offer.

We will bill the amount of the transfer taxes directly to the tendering holder if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes. Accordingly, we will not recognize gain or loss upon the exchange for accounting purposes.

Consequences of Failure to Exchange

Holders of original notes who do not exchange their original notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the original notes as described in the legend on the original notes. Original notes not exchanged pursuant to the exchange offer will continue to remain outstanding in accordance with their terms. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the original notes under the Securities Act.

Resale of Exchange Notes

We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in interpretive letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by a holder, other than any holder who is a broker-dealer or an “affiliate” of ours within the meaning of Rule 405 of the Securities Act, without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

However, any holder who is:

•	an “affiliate” of ours;

•	who has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer; or

•	any broker-dealer who purchased original notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act,

may not rely on the applicable interpretations of the staff and must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds original notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes. Each such broker-dealer that receives exchange notes for its own account in exchange for original notes, where the broker-dealer acquired the original notes as a result of market-making activities or other trading activities, must acknowledge, as provided in the letter of transmittal, that it will deliver a prospectus in connection with any resale of such exchange notes. For more detailed information, see “Plan of Distribution.”

In addition, to comply with the securities laws of various jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations therein, to register or qualify the exchange notes for offer or sale under the securities or blue sky laws of the jurisdictions as any holder of the exchange notes reasonably requests. The registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any exchange notes.

Additional Interest

If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes affected thereby. During the time when a Registration Default has occurred and is continuing, we will pay additional interest on the Registrable Notes affected thereby at a rate of 0.25% per annum for the first 90-day period immediately following a Registration Default. The amount of additional interest shall increase by an additional 0.25% per annum for each subsequent 90-day period up to a maximum amount of additional interest of 1.00% per annum, provided that we shall in no event be required to pay such additional interest for more than one Registration Default at any given time; provided, however, that, if one or more Registration Defaults shall occur again, the interest rate shall be increased again pursuant to the foregoing provisions. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the Registrable Notes in the same manner as interest payments on the notes, with payments being made on the interest payment dates for the notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

You will not be entitled to receive any additional interest on any Registrable Notes if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender, Registrable Notes for exchange notes in the exchange offer.

A “Registration Default” will occur if:

•	we fail to file any of the registration statements required by the registration rights agreement on or before the date specified for that filing;

•	any such registration statement is not declared effective by the SEC on or prior to the date specified for its effectiveness;

•	we fail to complete the exchange offer on or prior to the date specified for completion; or

•	a registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “—Shelf Registration” above.

“Registrable Notes” means the original notes until the earliest to occur of (i) the date on which such original note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer and is entitled to be resold to the public by such person without complying with the prospectus delivery requirements of the Securities Act, (ii) the date on which such original note has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement, or (iii) the date on which such original note is eligible to be distributed to the public pursuant to Rule 144 under the Securities Act or is distributed by a broker-dealer pursuant to the “Plan of Distribution” contemplated by this Registration Statement.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table presents our selected historical consolidated financial information for the years ended September 30, 2000, September 29, 2001, September 28, 2002, September 27, 2003 and October 2, 2004 and the thirteen weeks ended December 27, 2003 and January 1, 2005. Our historical financial information for the years ended September 30, 2000, September 29, 2001, September 28, 2002, September 27, 2003 and October 2, 2004 is derived from our audited financial statements. Our historical financial information for the thirteen weeks ended December 27, 2003 and January 1, 2005 is derived from our unaudited financial statements. In the opinion of management, the unaudited financial information includes all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of this information. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The financial information set forth below should be read in conjunction with our historical consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all included elsewhere in this prospectus.

	Fiscal Years Ended					13 Weeks Ended
	September 30, 2000 (restated)(1)	September 29, 2001 (restated)(1)	September 28, 2002 (restated)(1)	September 27, 2003 (restated)(1)	October 2, 2004 (restated)(1)	December 27, 2003 (restated)(1)	January 1, 2005 (restated)(1)
	(dollar amounts in thousands)
Statement of Operations Data:
Sales	$303,163	$301,700	$313,311	$327,165	$356,041	$40,820	$40,937
Cost of merchandise and services sold	171,968	166,402	166,340	171,219	183,928	22,390	21,565

Gross profit	131,195	135,298	146,971	155,946	172,113	18,430	19,372
Selling, general and administrative expenses	122,501	117,860	125,079	128,290	137,881	27,731	28,798
Stock compensation expense	424	—	—	—	—
Restructuring charge	819	1,466	—	—
Unusual expense	230	—	1,500	—	—	—	—
Amortization of goodwill	742	413	319	—	—	—	—

Operating income (loss)	6,479	15,559	20,073	27,656	34,232	(9,301)	(9,426)
Interest expense, net(2)	12,536	12,320	10,690	9,566	7,172	1,777	3,649
Write-off of debt issuance costs	—	—	—	420	—	—	—
Loss on disposition of fixed assets	1,477	919	1,332	497	440	284	23

Income (loss) before taxes	(7,534)	2,320	8,051	17,173	26,620	(11,362)	(13,098)
Income tax expense (benefit)	(2,821)	1,102	3,358	6,830	10,374	(4,483)	(4,465)

Net income (loss)	$(4,713)	$1,218	$4,693	$10,343	$16,246	(6,879)	(8,633)

	Fiscal Years Ended								13 Weeks Ended
	September 30, 2000 (restated)(1)	September 29, 2001 (restated)(1)	September 28, 2002 (restated)(1)		September 27, 2003 (restated)(1)		October 2, 2004 (restated)(1)		December 27, 2003 (restated)(1)	January 1, 2005 (restated)(1)
	(dollar amounts in thousands)

Other Financial Data:
Cash flows provided by (used in):
Operating activities	$12,295	$15,511	$20,637		$32,745		$21,358		(21,180)	(17,675)
Investing activities	(9,228)	(7,595)	(8,452)		(8,607)		(10,281)		(652)	(1,422)
Financing activities	(3,432)	(6,400)	(957)		(32,112)		(260)		14,253	2,005
Depreciation and amortization	9,093	9,175	9,631		10,186		11,281		2,715	2,949
Capital expenditures	9,701	7,733	8,472		8,616		10,899		665	1,422
Adjusted EBITDA(3)	19,169	26,200	31,204		37,842		45,513		(6,586)	(6,477)
Adjusted EBITDA margin(3,4)	6.3%	8.7%	10.0%		11.6%		12.8%		(16.1)%	(15.8)%
Rent expense	22,260	21,762	22,989		24,762		27,283		6,478	7,225
Ratio of earnings to fixed charges(5)	—	—	1.2	x	1.6	x	2.1	x	—	—
Pro forma ratio of earnings to fixed charges(5,6)	—	—	—		—		1.6	x	—	—

Operating Data:
Number of stores (at end of period)	383	391	410		437		474		437	472
Number of employees (at end of period)	1,838	1,805	1,691		1,836		1,820		1,494	1,555
Comparable store sales growth(7)	3.8%	(0.8)%	1.9%		2.3%		3.3%		9.3%	(5.4)%

Balance Sheet Data (at end of period):
Cash and cash equivalents	$5,252	$6,768	$17,996		$10,022		$20,839		$2,443	$ 3,747
Working capital	31,257	28,548	34,634		15,410		33,354		25,159	30,209
Total assets	139,297	133,840	143,139		130,220		144,836		129,081	133,707
Total debt(8)	128,514	133,181	135,517		105,410		105,811		105,510	105,912

(1)	We have reclassified tenant improvement allowances from a contra asset in property, plant and equipment, net to other long term liabilities in the consolidated balance sheets. The amortization of the tenant improvement allowances has also been reclassified from a reduction of depreciation and amortization expense to a reduction in rent expense. The receipt of tenant improvement allowances has been reclassified in the statement of cash flows by increasing purchase of property, plant and equipment, and increasing cash provided by or decreasing cash used in operating activities. See Note 1 to Consolidated Financial Statements for reconciliation of adjustment.
(2)	Interest expense for periods ending on or prior to October 2, 2004 does not include amortization of deferred financing costs or accretion of preferred stock dividends, which was classified as interest expense pursuant to SFAS No. 150 beginning October 3, 2004.
(3)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, write-off of debt issuance costs and unusual and restructuring charges. Adjusted EBITDA is not a measure of financial performance under GAAP, but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss) or cash flows from operations which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP. In addition, Adjusted EBITDA may be calculated differently from Consolidated EBITDA as defined in the indenture relating to the notes.

The calculation of Adjusted EBITDA is shown as follows:

	Fiscal Years Ended					13 Weeks Ended
	September 30, 2000 (restated)(1)	September 29, 2001 (restated)(1)	September 28, 2002 (restated)(1)	September 27, 2003 (restated)(1)	October 2, 2004 (restated)(1)	December 27, 2003 (restated)(1)	January 1, 2005 (restated)(1)
	(in thousands)
Net income (loss)	$(4,713)	$1,218	$4,693	$10,343	$16,246	$(6,879)	$(8,633)
Depreciation and amortization	9,093	9,175	9,631	10,186	11,281	2,715	2,949
Stock compensation expense	424	—	—	—	—
Unusual and restructuring charges	3,173	1,466	1,500	—	—	—	—
Interest expense, net	12,536	12,320	10,690	9,566	7,172	1,777	3,649
Write-off of debt issuance costs	—	—	—	420	—	—	—
Loss on disposition of fixed assets	1,477	919	1,332	497	440	284	23
Income tax expense/(benefit)	(2,821)	1,102	3,358	6,830	10,374	(4,483)	(4,465)

Adjusted EBITDA	$19,169	$26,200	$31,204	$37,842	$45,513	$(6,586)	$(6,477)

(4)	Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of sales.
(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income (loss) before taxes and fixed charges, and fixed charges consist of interest expense, preferred stock dividends, preferred stock accretion (less tax impact), amortization of debt issuance costs and operating lease interest. Our earnings were insufficient to cover fixed charges for fiscal 2000, fiscal 2001, the first quarter of fiscal 2004 and the first quarter of fiscal 2005 by $11.7 million, $2.3 million, $13.1 million and $13.2 million, respectively.
(6)	Assumes that the transactions were consummated on September 28, 2003. Pro forma interest expense is calculated based on the actual interest rate on the notes and the three-month LIBOR rate as of January 2, 2005, plus the applicable margin on our amended credit facility.
(7)	We consider a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under GAAP. Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.
(8)	Beginning October 3, 2004, we were required to adopt SFAS No. 150 and classify preferred stock, previously included in the mezzanine portion of the balance sheet, as long-term debt. Prior periods have been reclassified for consistency of presentation. As of January 25, 2005, total debt was $9.0 higher than at January 1, 2005 primarily due to the seasonality of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Executive Summary

We are the leading national specialty retailer of swimming pool supplies and related products. We offer a broad range of products that consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, and also include fun, safety and fitness-oriented recreational items. We market our products through 472 company-owned stores in 36 states and through catalogs and other offerings made available to select residential and commercial pool owners nationwide via mail order and internet channels.

We provide our customers with a comprehensive selection of high quality products, competitive everyday low prices and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance at convenient store locations. The typical Leslie’s store contains approximately 3,900 square feet of space, is located either in a strip center or on a freestanding site in an area of heavy retail activity, and draws its customers primarily from an approximately three-mile trade area. We operate three commercial service centers that average approximately 11,000 square feet of space and are located primarily in industrial real estate space. These centers are designed to cater to our existing non-residential commercial and service customers and provide more customized service than is typically available at the other retail locations. We also maintain a proprietary mailing list of approximately 5.8 million addresses, which we believe includes over 75% of the residential pools in the U.S. This list of customers is central to our direct mail marketing efforts, which support both our retail store and mail order operations.

Results of Operations

The following table sets forth certain statement of income data expressed as a percentage of sales for the periods indicated.

	Fiscal Years Ended			13 Weeks Ended
	October 2, 2004	September 27, 2003	September 28, 2002	January 1, 2005	December 27, 2003
Sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	51.7	52.3	53.1	52.7	54.9

Gross margin	48.3	47.7	46.9	47.3	45.1
Selling, general and administrative expense	38.7	39.2	39.9	70.3	67.9
Unusual expense	—	—	0.5	—	—
Amortization of goodwill	—	—	0.1	—	—

Operating income (loss)	9.6	8.5	6.4	(23.0)	(22.8)
Other income, net	2.1	3.2	3.8	9.0	5.0
Income tax expense (benefit)	2.9	2.1	1.1	(10.9)	(11.0)

Net income (loss)	4.6%	3.2%	1.5%	(21.1)%	(16.9)%

Thirteen weeks ended January 1, 2005 compared to 13 weeks ended December 27, 2003

Net sales for the 13 weeks ended January 1, 2005 were $40.9 million compared to $40.8 million for the 13 weeks ended December 27, 2003. The 0.3% increase was due to the additional store count as compared to the prior year. The modest increase in sales during the quarter was primarily impacted by the change in the comparability of weeks in the quarter as compared to the prior year’s quarter. Fiscal 2004 included a 53rd week that would have been recorded in the first quarter of fiscal 2005 had the prior year been a 52-week fiscal year. Due to the fact our sales ramp down quickly during the first quarter, had the 53rd week of 2004 been recorded in the first quarter of 2005, sales would have increased 9.6% during the quarter as compared to the prior year. Retail comparable store sales for the 13 weeks ended January 1, 2005 decreased 5.4% as compared to the prior year. Accounting for the shift in sales from the 53rd week, comparable store sales would have increased 4.0% during the quarter. We consider a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under accounting principles generally accepted in the United States (GAAP). Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

Gross profit for the 13 weeks ended January 1, 2005 was $19.4 million compared to $18.4 million for the 13 weeks ended December 27, 2003. As a percentage of sales, gross profit was 47.3% for the first quarter of fiscal 2005 compared to 45.2% for the first quarter of fiscal 2004. Gross profit improved due to increased sales, reductions in distribution expenses on a dollar and rate basis, and improvements in product acquisition costs.

Operating and administrative expense for the 13 weeks ended January 1, 2005, were $28.8 million compared to $27.7 million for the 13 weeks ended December 27, 2003. Operating and administrative expenses as a percentage of sales were 70.3% for the 13 weeks ended January 1, 2005 compared to 67.9% for the 13 weeks ended December 27, 2003. Operating expenses increased during the quarter primarily due to occupancy and other related costs associated with the additional store count as compared to the prior year.

Operating loss for the 13 weeks ended January 1, 2005 increased by $125,000 from a $9.3 million loss during the 13 weeks ended December 27, 2003 to an operating loss of $9.4 million for the 13 weeks ended January 1, 2005. The operating loss for the 13 weeks ended January 1, 2005 was slightly higher due to the higher costs associated with the increase in store count as compared to the prior year. During the first quarter of fiscal 2005 we operated 472 stores as compared to 437 stores in the first quarter of 2004.

Net interest expense was $3.6 million for the 13 weeks ended January 1, 2005 compared to $1.8 million for the 13 weeks ended December 27, 2003. The increase in interest expense was due primarily to the impact of our adoption of SFAS No. 150 whereby we record the accrued interest and accretion of our preferred stock as interest expense instead of recording this as a reduction of retained earnings. For the 13 week period ended January 1, 2005 this expense was $2.0 million. Our cash interest expense was lower than the prior year due to lower average debt balances during the quarter as compared to the previous year.

Our income tax benefit for the 13 weeks ended January 1, 2005 was $4.5 million, or an effective rate of 34.1% as compared to a $4.5 million benefit, or an effective rate of 39.5% for the 13 weeks ended December 27, 2003. The effective rate is lower in 2005 due to our adoption of SFAS No. 150, whereby preferred stock interest is a permanent difference and receives no income tax benefit.

The Adjusted EBITDA loss for the 13 weeks ended January 1, 2005 was $6.5 million compared to an Adjusted EBITDA loss of $6.6 million, for the 13 weeks ended December 27, 2003.

Fiscal year 2004 compared to fiscal year 2003

For the 53 weeks ended October 2, 2004, sales increased 8.8% to $356.0 million from $327.2 million in the 52 weeks of 2003. The sales increase is attributable to an increase in comparable store sales as well as the addition of 38 new store locations offset by the closing of one store during fiscal 2004.

Comparable store sales increased 3.3% as compared to the prior year. The comparable store sales increase was attributable to increased marketing and merchandising efforts and an increase in customer counts. For definition purposes, a store is considered a comparable store in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed.

Gross profit for the fiscal year ended October 2, 2004 improved to $172.1 million or 48.3% of sales, as compared to $155.9 million or 47.7% in 2003. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs, and related distribution costs. The gross margin percent increase in 2004 is a result of the lower acquisition costs and improved distribution expenses compared to the prior year.

In 2004, total operating expenses were $137.9 million, versus $128.3 million in 2003, an increase of 7.5%. The increase in operating expenses in 2004 was due primarily to the costs associated with the increase in store count and higher insurance expenses associated with workers compensation and property and casualty coverage. We expect to be impacted by continuing increases in insurance related expenses. However, we do not expect to experience cost increases of greater proportion than the retail industry in general. Expenses as a percent of sales were 38.7% as compared to 39.2% in the prior year.

For the fiscal year ended October 2, 2004, we recognized losses on the disposition of fixed assets totaling approximately $440,000 as compared to $497,000 in the prior year. These losses were primarily associated with our decision to close or relocate stores that were unproductive or not meeting expectations.

Adjusted EBITDA in 2004 increased 20.3% to $45.5 million from $37.8 million in the 52 weeks of 2003. This increase was primarily the result of increased sales, improved gross margins and effective expense controls achieved during the year.

Income from operations for the period increased 23.8% to $34.2 million from $27.7 million in 2003 as a result of the previously noted items.

Interest expense was $7.2 million in 2004, as compared to $9.6 million in 2003. The decrease was primarily the result of reduced average debt balances and the reduction in the related borrowing rates during the year.

We recorded $420,000 of expenses in 2003 for the write-off of debt issuance costs associated with the refinancing of our Senior Notes due 2004 that was completed in May of 2003.

We recorded income tax expenses of $10.4 million in 2004, or an effective tax rate of 39.0%, versus $6.8 million, or an effective tax rate of 39.8% in the prior year. The decrease in effective tax rate is partially related to the benefit we received related to the change in federal tax rate applied to net deferred tax assets.

Fiscal year 2003 compared to fiscal year 2002

For the 52 weeks ended September 27, 2003, sales increased 4.4% to $327.2 million from $313.3 million in the same 52 weeks of 2002. The sales increase is attributable to an increase in comparable store sales as well as the addition of 28 new store locations offset by the closing of one store during the 52 weeks of 2003.

Comparable store sales increased 2.3% as compared to the prior year. The comparable store sales increase was attributable to increased marketing and merchandising efforts and an increase in total customers.

During fiscal 2003, we expanded our business by opening 28 new stores. Additionally, one store was closed and two were relocated in 2003. This resulted in a net increase of 27 stores as of September 27, 2003 as compared to September 27, 2002.

Gross profit for the fiscal year ended September 27, 2003 improved to $155.9 million or 47.7% of sales, as compared to $147.0 million or 46.9% in 2002. Gross profit represents sales less the cost of services and purchased goods, chemical repackaging costs, and related distribution costs. The gross margin percent increase in 2003 is a result of the lower acquisition costs and lower distribution expenses as a percent of sales.

In 2003, total operating expenses were $128.3 million, versus $126.9 million in 2002, an increase of 1.1%. The increase in operating expenses in 2003 was due primarily to the costs associated with the increase in store count and higher insurance related expenses associated with workers compensation and property and casualty coverage. We expect to be impacted by continuing increases in insurance related expenses. However, we do not expect to experience cost increases of greater proportion than the retail industry in general. Expenses as a percent of sales were 39.2% as compared to 40.5% in the prior year.

On September 29, 2002, we applied the new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives and therefore there was no goodwill amortization expense recorded for the fiscal year ended September 27, 2003 as compared to $319,000 in the same period of 2002.

For the fiscal year ended September 27, 2003, we recognized losses on the disposition of fixed assets totaling approximately $497,000 as compared to $1.3 million in the prior year. These losses were primarily associated with our decision to close or relocate stores that were unproductive or not meeting expectations.

Adjusted EBITDA in 2003 increased 21.3% to $37.8 million from $31.2 million in the same 52 weeks of 2002. This increase was primarily the result of increased sales, improved gross margins and effective expense controls achieved during the year.

Income from operations for the period increased 37.8% to $27.7 million from $20.1 million in 2002 as a result of the previously noted items.

Interest expense was $9.6 million in 2003, as compared to $10.7 million in 2002. The decrease was primarily the result of reduced average debt balances and the reduction in the related borrowing rates during the year.

We recorded no unusual expense in 2003 as compared to a $1.5 million charge in 2002 for expenses associated with defending a purported class action lawsuit that was settled.

We recorded $420,000 of expenses in 2003 for the write-off of debt issuance costs associated with the refinancing of our Senior Notes due 2004 that was completed in May of 2003.

We recorded income tax expenses of $6.8 million in 2003, or an effective tax rate of 39.8% versus $3.4 million, or an effective tax rate of 41.7% in the prior year. The effective tax rate in 2003 was lower due primarily to the fact that the permanent tax differences in 2003 were lower which had the impact of reducing the overall effective tax rate.

Seasonality and Quarterly Fluctuations

Our business exhibits substantial seasonality which we believe is typical of the swimming pool supply industry. In general, sales and net income are highest during our third and fourth fiscal quarters, which represent the peak months of swimming pool use. Sales are substantially lower during our first and second fiscal quarters when we will typically incur net losses. The principal external factor affecting our business is weather. Hot weather and the higher frequency of pool usage in such weather create a greater demand for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season decrease swimming pool use.

We expect our quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. We attempt to open our new stores primarily in the month of March in order to position ourselves for the following peak season.

Summarized Quarterly Financial Data (Unaudited)

(Dollars In Thousands)

2004	13 weeks Dec. 27 (restated)	13 weeks March 27 (restated)	13 weeks June 26 (restated)	14 weeks Oct. 2 (restated)
Sales	$40,820	$38,848	$151,953	$124,420
Gross profit	18,430	18,699	75,223	59,761
Operating income/(loss)	(9,301)	(9,927)	33,778	19,682
Net income/(loss)	(6,879)	(6,979)	19,257	10,847
Adjusted EBITDA(1)	(6,586)	(7,239)	36,545	22,793
Comparable store sales growth/(decline)(2)	9.3%	4.1%	5.7%	(1.8)%

	13 weeks Ended
2003	Dec. 28 (restated)	March 29 (restated)	June 28 (restated)	Sept. 27 (restated)
Sales	$35,897	$35,554	$139,026	$116,688
Gross profit	15,798	16,310	68,975	54,863
Operating income/(loss)	(10,701)	(10,908)	31,545	17,720
Net income/(loss)	(8,128)	(8,323)	17,337	9,457
Adjusted EBITDA(1)	(8,276)	(8,477)	34,052	20,544
Comparable store sales growth/(decline)(2)	13.7%	2.5%	(2.9)%	5.9%

(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization, loss/(gain) on disposition of fixed assets, stock compensation expense, write-off of debt issuance costs and unusual charges. Adjusted EBITDA is not a measure of financial performance under GAAP, but is used by some investors to determine a company’s ability to service or incur indebtedness. Adjusted EBITDA is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies. Adjusted EBITDA should not be construed as an indicator of a company’s operating performance or liquidity, and should not be considered in isolation from or as a substitute for net income (loss), cash flows from operations or cash flow data all of which are prepared in accordance with GAAP. We have presented Adjusted EBITDA solely as supplemental disclosure because we believe it allows for a more complete analysis of results of operations. Adjusted EBITDA is not intended to represent and should not be considered more meaningful than, or as an alternative to, measures of operating performance as determined in accordance with GAAP.
(2)	We consider a store to be comparable in the first full month after it has completed 52 weeks of sales. Closed stores become non-comparable during their last partial month of operation. Stores that are relocated are considered comparable stores at the time the relocation is completed. Comparable store sales is not a measure of financial performance under GAAP. Comparable store sales is not calculated in the same manner by all companies and accordingly is not necessarily comparable to similarly entitled measures of other companies and may not be an appropriate measure for performance relative to other companies.

Liquidity and Capital Resources

Overview

The following table highlights selected cash flow components and selected balance sheet components for the thirteen weeks ended January 1, 2005 and the thirteen weeks ended December 27, 2003.

	13 Weeks Ended		Dollar Change (restated)	Percent Change (restated)
	January 1, 2005 (restated)	December 27, 2003 (restated)
	(dollar amounts in thousands)
Cash provided by (used in):
Operating activities	$(17,675)	$(21,180)	$3,504	16.5%
Investing activities	(1,422)	(652)	(769)	(117.9)%
Financing activities	2,005	14,253	(12,248)	(92.4)%

Cash and cash equivalents	3,747	2,443	1,304	53.4%
Working capital	30,209	25,159	5,050	20.1%
Other long term liabilities	65,122	10,656	54,467	511.2%
Senior notes, due 2008	59,495	59,495	—	—

The following table highlights selected cash flow components for fiscal year 2004 and fiscal year 2003, and selected balance sheet components as of October 2, 2004 and September 27, 2003.

	Fiscal Years Ended		Dollar Change (restated)	Percent Change (restated)
	October 2 2004 (restated)	September 27, 2003 (restated)
	(dollar amounts in thousands)
Cash provided by (used in):
Operating activities	$21,358	$32,745	$(11,387)	(34.8)%
Investing activities	(10,281)	(8,607)	(1,674)	(19.5)%
Financing activities	(260)	(32,112)	31,852	99.2%

Cash and cash equivalents	20,839	10,022	10,817	107.9%
Working capital	33,354	15,410	17,944	116.4%
Other long term liabilities	16,917	9,198	7,719	83.9%
Senior notes, due 2008	59,495	59,495	—	—

Working Capital

Working capital as of January 1, 2005 and December 27, 2003 consisted of the following:

	13 Weeks Ended		Dollar Change	Percent Change
	January 1, 2005	December 27, 2003
	(dollar amounts in thousands)
Cash and cash equivalents	$3,747	$2,443	$1,304	53.4%
Accounts and other receivables	4,190	4,324	(134)	(3.1)
Inventories	67,822	64,708	3,114	4.8
Prepaid expenses and other current assets	2,219	1,790	429	24
Deferred tax assets	6,981	6,028	953	15.8

Total current assets	84,959	79,293	5,666	7.1
Accounts payable	27,248	29,375	(2,127)	(7.2)
Accrued expenses	25,832	24,264	1,568	6.5
Income taxes payable	1,670	495	1,175	237.4

Total current liabilities	54,750	54,134	616	1.1

Working capital	$30,209	$25,159	$5,050	20.1%

For the 13 weeks end January 1, 2005, total current assets increased $5.7 million from $79.3 million to $85.0 million as compared to the 13 weeks ended December 27, 2003. The increase in current assets resulted from a stronger cash position and from an increase in inventories due to the increase in store count.

For the 13 weeks ended January 1, 2005, total current liabilities increased by $0.6 million as compared to the 13 weeks ended December 27, 2003. Accounts payable decreased slightly and accrued expenses showed a small increase as compared to the prior year, both due to the timing of disbursements.

For the 13 weeks ended January 1, 2005, net cash used in operating activities was $17.7 million as compared to cash used in operating activities of $21.2 million for the 13 weeks ended December 27, 2004. This improvement was due to a reduction in accounts receivable and increases in accounts payable and accrued expenses due to the timing of disbursements.

For the 13 weeks ended January 1, 2005, cash used in investing activities was $1.4 million as compared with $0.7 million for the 13 weeks ended December 27, 2004. The increase was due to higher capital expenditures in the first quarter as compared to the prior year. We anticipate cash used in investing activities to increase in 2005 primarily from the opening of additional stores.

For the 13 weeks ended January 1, 2005, cash provided by financing activities was $2.0 million as compared to cash provided by financing activities of $14.3 million for the 13 weeks ended December 27, 2004. The decrease in financing activities was due to a reduced borrowing need as compared to the prior year because we were in a strong cash position at year-end that carried over into the first quarter.

As of January 1, 2005, other long term liabilities increased by $54.4 million as compared to the 13 weeks ended December 27, 2003 due to the reclassification of preferred stock from stockholders’ equity to long-term liabilities. Effective October 3, 2004, we adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The effect of SFAS No. 150 was to reclassify the redeemable preferred stock balance from the mezzanine section of the balance sheet to a liability classification on the balance sheet.

Working capital as of October 2, 2004 and September 27, 2003 consisted of the following:

	Fiscal Years Ended		Dollar Change	Percent Change
	October 2, 2004	September 27, 2003
	(dollar amounts in thousands)
Cash and cash equivalents	$20,839	$10,022	$10,817	107.9%
Accounts and other receivables	10,505	7,801	2,704	34.7
Inventories	54,765	53,030	1,735	3.3
Prepaid expenses and other current assets	1,404	1,301	103	7.9
Deferred tax assets	6,981	6,028	953	15.8

Total current assets	94,494	78,182	16,312	20.9
Accounts payable	22,247	26,217	(3,970)	(15.1)
Accrued expenses	30,643	28,739	1,904	6.6
Income taxes payable	8,250	7,816	434	5.6

Total current liabilities	61,140	62,772	(1,632)	(2.6)

Working capital	$33,354	$15,410	$17,944	116.4%

From September 27, 2003 to October 2, 2004, total current assets increased $16.3 million from $78.2 million to $94.5 million. The increase in current assets resulted primarily from the increase in cash and partially to an increase in inventories due to the increase in store count.

Total current liabilities decreased by $1.6 million from October 2, 2004 as compared to September 27, 2003. Accounts payable decreased slightly as compared to the prior year due to the timing of disbursements.

For the fiscal year ended October 2, 2004, net cash provided by operating activities was $21.4 million compared to cash provided by operating activities of $32.7 million in the prior year. The change was due primarily to the increase in profitability, changes in accounts payable and accrued expenses due to the timing of disbursements.

In 2004, cash used in investing activities was $10.3 million as compared with $8.6 million in the prior year. We anticipate cash used in investing activities to increase in 2005 primarily from the opening of additional stores.

Cash used in financing activities was $0.3 million in fiscal 2004 compared with cash used in financing activities of $32.1 million in 2003. The significant decrease in financing activities was due to the early redemption of $30.5 million aggregate principle amount of our senior notes due 2004 completed in fiscal 2003. We had no borrowings at fiscal year-end 2004 or 2003 under our existing credit facility and at October 2, 2004, we had $35.3 million of borrowing capacity. Funds borrowed under this agreement are used primarily to fund working capital and other general corporate purposes.

Other long term liabilities increased by $7.7 million due to the increase in accrued dividends and interest payable on our Series A Preferred Stock. During fiscal 2003, this annual cumulative dividend converted to an accrued cash dividend and any unpaid dividends began to accrue interest at an annual rate of 15.875%, compounded quarterly. As of October 2, 2004, the cumulative unpaid dividend is $14.7 million as compared to $7.9 million as of September 27, 2003.

We believe our internally generated funds, as well as our borrowing capacity, are adequate to meet our working capital needs, maturing obligations and capital expenditure requirements, including those relating to the opening of new stores.

Contractual Obligations and Commercial Commitments

The following table summarizes our significant contractual obligations as of January 1, 2005, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at January 1, 2005 and certain other purchase obligations as discussed below.

	Payments Due By Period
Contractual obligations	Total	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years
	(in thousands)
Senior notes	$90,355	$6,172	$18,516	$65,667	$—
Operating leases	107,413	30,821	46,428	25,213	4,951
Preferred stock	76,214	—	57,765	18,449	—

Total contractual obligations	$273,982	$36,993	$122,709	$109,329	$4,951

	Amounts of Commitment Expiration Per Period
Commercial Commitments	Total Amounts Committed	Less than 1 Year	1 – 3 years	4 – 5 years	After 5 years
	(in thousands)
Standby letters of credit	$3,062	$3,062	$—	$—	$—

Financial responsibility bonds	$227	$106	$121	$—	$—

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors with relatively short timetables. We do not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed our short-term expected requirements.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

As part of the Transactions, we incurred new contractual obligations under the indenture governing the notes and a management services agreement with LGP. Following the Transactions, we expect our interest expense to increase as a result of the higher level of indebtedness and our selling, general and administrative expenses to increase as a result of the increased management fees payable to LGP. See “Certain Relationships and Related Transactions—Management Services Agreement.”

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses. On an ongoing basis, we evaluate our estimates, including those related to inventory reserves, allowance for doubtful accounts, valuation allowance for the net deferred income tax asset, contingencies and litigation liabilities. We base our estimates on historical experience, independent valuations, and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue on retail sales is recognized upon purchase by the customer. Revenue on services is recognized as services are performed and the fee is fixed or determinable and collection is probable. Terms are customarily FOB shipping point or point of sale, net of related discounts. We do not provide an estimated allowance for sales returns as they are deemed to be immaterial.

Inventories are stated at the lower of cost or market. We value inventory using the weighted-average method. Included in cost of sales are the costs of services and purchased goods, chemical repackaging costs and related distribution costs. We recognize consideration received from vendors at the time our obligations to purchase products or perform services have been completed. These items are recorded as a reduction in cost of goods sold in the statement of operations.

Recent Accounting Pronouncements

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies existing accounting for whether variable interest entities, as defined in FIN 46, should be consolidated in financial statements based upon the investee’s ability to finance activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created or acquired after January 31, 2003, the provision was to be applied for the first interim or annual period beginning after June 15, 2003. In October 2003, the FASB delayed the effective date of this provision until the first interim or annual period ending after December 15, 2003. We do not have any variable interest entities and therefore this adoption did not have any effect on our results of operations or financial position.

In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective July 1, 2003. At October 2, 2004 we had $46.3 million of mandatorily redeemable preferred stock classified as mezzanine equity on the balance sheet. The effect of SFAS No. 150 will be to reclassify this balance from the mezzanine section of the balance sheet to a liability classification on the balance sheet. In addition, the accretion of the value of the preferred stock will be classified as interest expense instead of reducing retained deficit. In October 2003, the SFAS agreed to defer the effective date of Statement 150 to entities that have issued shares that are mandatorily redeemable on a fixed date at a fixed principal amount to fiscal periods beginning after December 15, 2003. Accordingly, we will adopt this standard beginning October 3, 2004. Had the standard been adopted during fiscal 2004 and 2003, interest expense for the years ended October 2, 2004 and September 27, 2003 would have been increased by $7,160,000 and $6,191,000, respectively, and preferred stock dividends and accretion in the statements of stockholders’ equity would have been reduced by the same amount.

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123; (Revised 2004) (Statement 123(R)) “Share-Based Payment”, which revised of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” Statement 123(R) supersedes APB opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows.” Statement 123(R) requires all share-based payments to employees to be recognized in the financial statements based on their fair market values. We will adopt this standard beginning October 2, 2005. As permitted by Statement 123, we currently account for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statements 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because such impact will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, our net loss would have been increased by $38,000 and $20,000 for the thirteen weeks ended January 1, 2005 and December 27, 2003, respectively. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

Quantitative and Qualitative Disclosures about Market Risk

Our prior credit facility carried, and our amended credit facility carries, interest rate risk. Amounts borrowed under our prior credit facility and our amended credit facility bear interest at either LIBOR plus the applicable LIBOR base rate margin, or at our election, the lender’s reference rate. Based on the LIBOR rate margin at January 1, 2005, the interest rate was 3.19%. $2.0 million was outstanding at January 1, 2005 under our prior credit facility.

BUSINESS

Company Overview

We are the leading national specialty retailer of swimming pool supplies and related products. These products primarily consist of regularly purchased, non-discretionary pool maintenance items such as chemicals, equipment, cleaning accessories and parts, which accounted for 82% of our fiscal 2004 sales. Our nondiscretionary products typically have long shelf lives and generally are not prone to either obsolescence or shrinkage. We also sell fun, safety and fitness-oriented recreational items. We currently market our products under the trade name Leslie’s Swimming Pool Supplies through 472 company-owned stores in 36 states, mail order catalogs sent to selected pool owners nationwide and our web store. While our retail stores mainly target residential, “do-it-yourself” pool owners, we also operate a growing commercial service business that serves pool building and remodeling companies as well as other companies that maintain either residential or commercial pools. In fiscal 2004, we generated sales of $356.0 million and Adjusted EBITDA of $45.5 million, representing an increase from fiscal 2003 of 8.8% and 20.3%, respectively. Finally, our comparable store sales increased by 3.3% in fiscal 2004 from fiscal 2003.

We provide our customers a comprehensive selection of high quality products at competitive everyday low prices and superior customer service through knowledgeable and responsive sales personnel who offer a high level of technical assistance. We believe our everyday low prices are generally comparable to or better than those offered by our competitors, including mass merchants and home centers. We believe our product offering, combined with our focus on customer service, are key factors in our long-term success and our leadership position in the industry. In addition to third-party branded products, we carry a broad selection of products under the Leslie’s brand name, which accounted for approximately 37% of our fiscal 2004 sales. We believe that the Leslie’s brand name is one of the most recognized brands in pool supplies and represents an image of quality to consumers.

Our retail stores are located in areas with high concentrations of swimming pools and average approximately 3,900 square feet in size. Our typical store is located either in a strip center or on a freestanding site in an area of heavy retail activity and draws its customers primarily from an approximate three-mile trade area. We maintain a proprietary mailing list of 5.8 million addresses, which we believe includes over 75% of the residential pools in the United States. This highly focused list of target customers is central to our direct mail marketing efforts, which support our retail stores, mail order business and web store.

Since our formation in 1963, the successful execution of our business strategy has enabled us to generate sales growth in 40 of the past 41 fiscal years despite cyclical turns in the economy and periods of unfavorable weather conditions. We have generated positive comparable store sales growth in nine out of the past ten fiscal years, with comparable store sales growing at an average annual rate of 5.3% during that same ten-year period. Between the beginning of fiscal 2000 and the end of fiscal 2004, we generated a compound annual growth rate, or CAGR, of 4.1% in sales and 24.1% in Adjusted EBITDA, while our Adjusted EBITDA margin grew from 6.3% to 12.8%. Since the end of fiscal 2000, we expanded our store count from 383 to 472.

U.S. Swimming Pool and Spa Supply Industry Overview

We market our products and services in the estimated $4.4 billion U.S. swimming pool and spa supply industry, which can be divided into four major segments: residential in-ground pools, residential above-ground pools, commercial pools and spas or hot tubs. The U.S. swimming pool and spa supply industry has experienced strong and steady unit growth over the last decade. According to market research firm P.K. Data, the installed base of residential in-ground pools, above-ground pools and spas and hot tubs in the United States has grown from just under 9 million in 1993 to over 13 million in 2002, and is projected to grow to over 17 million by 2007. Both historic and new pool unit growth is highly correlated to macroeconomic housing trends, as approximately 60% of all in-ground swimming pools are built as part of new home construction. We believe these historic and increasing levels of pool ownership have continued to create demand for pool maintenance goods and services. In addition, spending in the commercial pool supply market was estimated to be $1.1 billion in 2004, and we expect this market to continue to grow.

U.S. Residential Swimming Pool and Spa Market

(in millions of units)
	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
In-ground	3.50	3.54	3.59	3.65	3.71	3.77	3.89	4.02	4.15	4.27
Above-ground	2.54	2.60	2.67	2.73	2.81	3.02	3.11	3.19	3.27	3.35
Spas and tubs	2.92	3.13	3.38	3.38	3.70	4.03	4.40	4.79	5.20	5.63

Total	8.96	9.27	9.64	9.76	10.22	10.82	11.40	12.00	12.62	13.25
Growth	3.2%	3.5%	4.0%	1.2%	4.7%	5.9%	5.4%	5.3%	5.2%	5.0%

Source: P.K. Data, Inc., December 2002

Regardless of the type or size of a swimming pool, numerous ongoing maintenance and repairs are associated with pool ownership. In order to keep a pool safe and sanitized, chemical treatment, such as the application of chlorine, is required to maintain proper chemical balance, and chemical treatment requirements are dependent on variables such as pool usage, precipitation and temperature. When the pool is chemically balanced, problems such as algae, mineral and salt saturation, corrosive water, staining, eye irritation and odor are less likely to occur; therefore, a regular testing and maintenance routine results in a stable and more easily maintained pool. Proper swimming pool maintenance also involves the ongoing upkeep and repair of swimming pool equipment, such as pumps, heaters and filters.

Competition within the pool supply industry is highly fragmented and largely populated by local “mom and pop” stores and regional chains. Based on the number of stores, we estimate that the next largest specialty pool supply retailer is less than one-third of our size. Mass merchant and home improvement chains participate in the category on a seasonal basis; however, we believe they do not offer the same level of service and expertise or breadth of product offering provided by us and other specialty stores serving the market.

Competitive Strengths

We believe that the following competitive strengths will contribute to our continued success in the U.S. swimming pool and spa supply industry:

Extensive National Presence. With 472 company-owned stores in 36 states and a mail order business and web store, we are the leading national specialty retailer of swimming pool supplies and related products. Our national presence provides geographic diversification, which decreases the impact that unfavorable weather in any one region may have on our business. Most of our competition comes from local stores or regional chains, which typically do not manufacture or repackage products. We estimate that we have more stores than the next 15 largest specialty pool supply retailers combined.

Vertically Integrated Operations. We operate two manufacturing and repackaging plants, including one in Ontario, California and one in Hebron, Kentucky. We believe that supplying our stores with chemicals from our own plants provides us with cost savings, as well as greater control over product availability and quality, as compared to non-integrated pool supply retailers. Our vertical integration also offers us greater flexibility of product sourcing and information gathering, which we believe is beneficial when negotiating with third-party repackagers and chemical providers. Unlike most of our competitors, we do not rely upon third-party distribution, but have our own distribution network through four regionally located distribution centers. In 2004, we distributed the majority of our products to our retail stores and to our catalog customers through our leased distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey; and Hebron, Kentucky. We believe that these factors help us achieve more efficient inventory management and lower cost of goods. Furthermore, the Leslie’s brand name appears on all products processed at our plants and on the majority of our chemical products, which we believe increases our nationwide brand awareness and customer loyalty.

Broad Product Offerings and Superior Customer Service. We believe the breadth and depth of our product selection, combined with our high level of technical assistance and customer service, are essential to maintaining our leading position in the industry. We sell a broad selection of products under the Leslie’s brand name, as well as third-party branded products. Due to the complicated nature of pool chemistry and pool equipment maintenance, and consistent with our philosophy of being a full service swimming pool supply retailer, we offer a high level of technical assistance to support our customers. We consider the training of store personnel to be an integral part of our service philosophy. As part of our regular customer service program, we offer educational materials in the form of DVDs, videos and pamphlets on pool maintenance, as well as free detailed water testing. We also offer in-store equipment repairs that are generally free of labor charges. We believe that most of our competitors do not offer a comparable level of customer service or selection of swimming pool supplies available at our stores, which we believe increases our customer loyalty.

Significant Scale and Purchasing Power. We believe we are among the largest processors of chlorine products for the swimming pool supply industry as well as one of the largest purchasers of swimming pool supplies for retail sales in the United States. Nearly all raw materials as well as those products that we do not repackage are purchased directly from suppliers. Our scale and leading market position enable us to obtain favorable pricing on our purchases from these suppliers, and we have negotiated favorable long-term contracts for key raw materials, most notably chlorine. Furthermore, our size provides additional important benefits such as increased brand awareness for our products and the enhancement of customer value through broad product offerings and differentiated sales and marketing support. In addition, we expect to realize administrative and marketing cost savings as we continue to expand our store base while maintaining a consistent level of overhead.

Consistent Financial Performance. We have demonstrated consistent financial performance since fiscal 2000. Our sales increased from $303.2 million in fiscal 2000 to $356.0 million in fiscal 2004. During the same period, we grew our Adjusted EBITDA from $19.2 million to $45.5 million, and improved our Adjusted EBITDA margin from 6.3% to 12.8%. Our comparable store sales increased at an average annual rate of 2.1% between fiscal 2000 and fiscal 2004. We believe the consistency of our sales growth and profitability during this period is due in large part to the sale of non-discretionary and regularly consumed products, which represented 82% of our sales in fiscal 2004. Pool owners must purchase such products to maintain their pool’s water quality and physical appearance and, in our experience, do so regardless of economic environment or weather conditions.

Strong Free Cash Flow. We believe that our operating model generates significant free cash flow. Our tight inventory controls, combined with our leverage in product sourcing and negotiations with suppliers, enable us to closely monitor and effectively manage our working capital and maintain or increase our margins. Furthermore, as we have grown our business, we have not required significant capital expenditures. For fiscal 2004, our capital expenditures were $10.9 million, which represented 3.1% of our fiscal 2004 sales. Approximately 66% of our fiscal 2004 capital expenditures were related to expanding our store base. Between the end of fiscal 2000 and the end of fiscal 2004, we repaid $31.5 million of debt and increased our cash and cash equivalents by $15.6 million, attesting to our ability to generate significant free cash flow and reduce indebtedness.

Experienced and Committed Management Team. Our senior management team is comprised of five experienced retail industry veterans and since fiscal 2000 has successfully expanded our business, increased our profitability and enhanced our operational excellence. Our senior management team has an average of 26 years of retail industry experience in operations, purchasing, logistics, sales and marketing and information systems, as well as significant experience in managing companies with high levels of indebtedness. Following the Recapitalization, our management team will own approximately 13.5% of our common stock through a reinvestment of existing equity interests.

Business Strategy

Our strategic objective is to increase our sales, profitability and cash flow by building upon our leading position in order to capitalize on the favorable fundamentals of our industry. Key elements of our strategy include the following:

Capitalize on Our Leadership Position in a Highly Fragmented Market. Despite our large size, we believe we accounted for only approximately 12% of the estimated $2.8 billion U.S. residential pool supply market in 2004. We believe that the majority of this market is comprised of independent local operators. Over the last several years, we have accelerated the pace of our store openings and believe we have gained market share through these additional stores. We believe that this market share growth has come primarily at the expense of independent local and regional pool supply retailers. We plan to continue to take advantage of the highly fragmented nature of our market and utilize our strong brand name to enhance our leadership position.

Focus on Operational Efficiencies. Since fiscal 2000, our senior management has been focused on establishing the necessary controls to increase profitability and effectively manage working capital needs throughout the seasonal trends in our business. Between fiscal 2000 and fiscal 2004, our average inventory days outstanding decreased from 124 days to 109 days and our Adjusted EBITDA margins increased from 6.3% to 12.8%. Average inventory days outstanding is calculated by dividing our inventory at the end of the fiscal year by our cost of goods sold during the fiscal year, multiplied by 365. We typically experience substantially lower sales and Adjusted EBITDA in the first half of each fiscal year, primarily due to seasonal weather. However, between fiscal 2000 and 2004, we have consistently reduced our negative Adjusted EBITDA for the first half of each year, and we have achieved 16 consecutive quarters of year-over-year Adjusted EBITDA growth.

Pursue Disciplined Growth Strategy. We believe that our attractive store-level economics are a result of our disciplined growth strategy. We will continue our selective expansion by strategically opening new stores in both new and existing markets. We plan to add 40 to 45 retail stores in fiscal 2005, and we may consider selective acquisitions in order to take advantage of the fragmented nature of the swimming pool supply industry. We also expect to increase our geographic diversification as a part of our growth strategy. Furthermore, we believe that the growing commercial pool supply market, which we estimate to be $1.1 billion in 2004, represents a significant opportunity for us. Therefore, we intend to open six commercial service centers in fiscal 2005. In addition, we are expanding our sales of spas and related spa equipment, which we believe also represents a significant growth opportunity.

Continue to Achieve Attractive Store Economics. Our historical results reflect attractive store-level economics. We typically open our new stores in the month of March in order to position them for the ensuing peak season. Based upon our past experience, new stores generally break even in their first year of operation and return their initial investment within three years. In 2004, our mature stores (consisting of 338 stores open for five fiscal years or longer) posted a comparable store sales increase of 3.5%. We emphasize disciplined capital spending and careful site selection in order to maintain our attractive store dynamics. We also focus on operating costs by continuously adjusting our store-level labor to minimize costs while maintaining exceptional customer service. In addition, we typically structure our store lease agreements with five-year terms that include multiple five-year extension options, which provides flexibility in closing stores that do not meet our stringent profitability hurdles.

Continue to Capitalize On and Expand Proprietary Database of Pool Locations. Through ongoing research as well as the conduct of our retail and mail order business, we have developed a proprietary database of 5.8 million addresses. We believe this database includes over 75% of the residential pools in the United States. This list of potential customers is central to our cost-effective, highly targeted direct mail marketing efforts, which support our retail stores, mail order business and web store. When combined with our mail order sales results and computerized mapping, this database also provides us a sophisticated store site selection capability. We believe that the scope and accuracy of our proprietary database is unique in the pool supply industry. We will continue to expand our database to grow our sales through targeted marketing efforts and to determine new store locations.

Seasonality

Our business exhibits substantial seasonality, which we believe is typical of the swimming pool supply industry. In general, sales and net income are highest during our third and fourth fiscal quarters which represent the peak months of swimming pool use. Sales are substantially lower during our first and second fiscal quarters when we typically incur net losses. The principal external factor affecting our business is weather. Hot weather and the higher frequency of pool usage in such weather create a need for more pool chemicals and supplies. Unseasonably early or late warming trends can increase or decrease the length of the pool season. In addition, unseasonably cool weather and/or extraordinary amounts of rainfall in the peak season will tend to decrease swimming pool use. The likelihood that unusual weather patterns will severely impact our results is lessened by the geographical diversification of our store locations. We also expect that our quarterly results of operations will fluctuate depending on the timing and amount of revenue contributed by new stores and, to a lesser degree, the timing of costs associated with the opening of new stores. We attempt to open our new stores primarily in the quarter ending March in order to position ourselves for the following peak season.

Products

Leslie’s offers its customers a comprehensive selection of products necessary to satisfy their swimming pool supply needs. During 2004, we stocked approximately 1,700 items in each store, with more than 30,000 additional items available through our other channels of distribution and special order processes. In 2004, approximately 420 items were displayed in our residential mail order catalogs and 900 items were in the commercial catalog, although special order procedures make nearly all Leslie’s products available to mail order customers as well.

Our major product categories are pool chemicals; major equipment; cleaning and testing equipment; pool covers, reels, and liners; above-ground pools in a limited number of stores; and recreational items (which include swimming pool floats, games, lounges, masks, fins, snorkels and other “impulse” items).

Non-discretionary and regularly consumed products such as pool chemicals, major equipment and parts represented approximately 82% of total sales in fiscal 2004. Our non-discretionary products typically have long shelf lives and are generally not prone to either obsolescence or shrinkage.

We believe that product quality and availability are key attributes considered by consumers when shopping for pool supplies and that our ability to provide a high quality, in-stock product offering is fundamental to our concept of value leadership. In addition to third-party brand names, we carry a broad selection of products under the Leslie’s brand name. We believe that the Leslie’s brand name is one of the three most recognized brands in pool supplies and represents an image of quality to consumers. In fiscal 2004, Leslie’s brand name products accounted for approximately 37% of our total sales.

Channels of Distribution

Retail Store Operations. As of January 1, 2005, we marketed our products through 468 retail stores in 36 states under the trade name Leslie’s Swimming Pool Supplies. California represents our single largest concentration of stores with 109, while 82 stores are located in Texas, and 96 stores are in the northeast/mid-Atlantic area. Our retail stores are located in areas with high concentrations of swimming pools and typically are approximately 3,900 square feet in size. In addition to the store manager, the typical Leslie’s store employs one assistant manager, who is generally a full-time employee. Additionally, we make frequent use of part-time and temporary employees to support our full-time employees during peak seasons. During 2004, we had 31 district managers, each of whom was responsible for approximately 14 stores.

Commercial Service Centers. As of January 1, 2005, we operated four commercial service centers that averaged approximately 11,000 square feet of space and were located primarily in industrial real estate space. These centers are designed to cater to our existing non-residential commercial and service customers and provide more customized service than is typically available at the other retail locations.

Mail Order Catalog. Our mail order catalogs provide an extension of our service philosophies and products to those areas not currently served by a retail store and allow the scope of our business to be truly nationwide.

We believe that our mail order catalogs build awareness of the Leslie’s name, provide us with buying efficiencies and, when coupled with information from our retail stores, are instrumental in determining site selection for new stores.

Internet. We also sell products through our web store, which we recently renovated and expanded in October 2004.

Customer Service

Due to the complicated nature of pool chemistry and equipment maintenance and consistent with our philosophy of being a full service swimming pool supply retailer, we offer a high level of technical assistance to support our customers. We consider our training of store personnel to be an integral part of our service philosophy. Our extensive training program for all full-time and part-time store employees includes courses in water chemistry, water testing, trouble shooting on equipment, equipment sizing and parts replacement.

A significant number of our stores are supported by our Service Department, which offers poolside equipment installation and repair, leak detection and repair, and seasonal opening and closing services. The Service Department coordinates service calls centrally and utilizes both our employees and subcontractors to perform these services.

Marketing

The majority of our marketing is done on a direct mail basis through our proprietary mailing list of approximately 5.8 million addresses at which, primarily, residential pools are located. We have found that our ability to mail directly to this highly focused group is an effective and efficient way to conduct our marketing activities to both retail store and mail order customers. We constantly update our address list through proprietary research techniques and in-store customer sign-ups.

Addresses on our proprietary list that are located within a specified service area of a retail store receive circulars once or twice per month from late March or early April through September or, selectively, through October. As a regular part of our promotional activities, each mailer highlights specific items which are intended to increase store traffic, and reinforces to the customer the advantages of shopping at our stores, which include everyday low pricing, a high level of customer service, and a broad selection of high quality products. Addresses outside our store service areas, and recently active mail order customers within those service areas, receive our mail order catalogs. We utilize local print media when we enter a new market, and do so regularly in connection with our above-ground pool sales markets. New store openings typically involve additional advertising in the first two to three months of operation.

Purchasing

We believe that because we are one of the largest purchasers of swimming pool supplies for retail sales in the United States, we are able to obtain very favorable pricing on our purchases from outside suppliers. Nearly all raw materials and those products not repackaged by us are purchased directly from manufacturers. It is common in the swimming pool supply industry for certain manufacturers to offer extended dating terms on certain products to quantity purchasers such as us. These dating terms are typically available to us for pre-season or early season purchases.

Our principal chemical raw materials and granular chlorine compounds are purchased primarily from three suppliers. At the end of fiscal 1997, we entered into a multi-year product purchase agreement with a major producer of one of the principal chlorine compounds, the chlorinated isocyanurates. This purchase agreement was renewed in 2004. We believe there are several other reliable suppliers of chlorine products in the marketplace today. Although we have one sole source supplier for a nonchlorine shocking compound, we believe that termination of supply would not pose any significant problems because substitute chemicals and alternate shocking techniques are available. We believe that reliable alternative sources of supply are available for all of our raw materials and finished products.

Vertical Integration

We operate a plant in the Los Angeles area where we convert dry granular chlorine into tablet form and repackage a variety of bulk chemicals into various sized containers suitable for retail sales. We also formulate a variety of specialty liquids, including water clarifiers, tile cleaners, algaecides and stain preventives. The chemicals we process have a relatively long shelf life. We believe that supplying our stores with chemicals from our own repackaging plant provides us with cost savings, as well as greater control over product availability and quality, as compared to non-integrated pool supply retailers. It also offers us greater flexibility of product sourcing and acquiring vital information when negotiating with third-party repackagers and chemical providers. The Leslie’s brand name appears on all products processed at our repackaging plant, and on the majority of all our chemical products. We believe we are among the largest processors of chlorine products for the swimming pool supply industry.

In connection with the operation of our three distribution centers outside of California, we have expanded our use of third-party chemical repackagers and our purchase of products already in end-use configurations. These products are also generally packaged under the Leslie’s brand name. We continually evaluate the cost effectiveness of third-party sourcing versus internal manufacturing in order to minimize our cost of goods. During 2003, we expanded our packaging operation of specialty items to our Hebron, Kentucky distribution facility. In addition to chemicals, a variety of our other products are packaged under the Leslie’s brand name.

Distribution

In 2004, we distributed all of our products to our retail stores and to our catalog customers through our leased distribution facilities in Ontario, California; Dallas, Texas; Swedesboro, New Jersey; and Hebron, Kentucky.

We purchase the majority of the chemicals to be distributed from the Dallas, Swedesboro and Hebron distribution centers from outside manufacturers rather than obtaining them through our repackaging facility in Southern California. During the height of our seasonal activities, each of our retail stores is generally replenished every five to seven days.

We utilize a variety of leased and owned equipment, supplemented by additional equipment leased during the busy season, to transport our goods to stores.

Competition

Primary elements of competition in the retail swimming pool supply industry are price, technical assistance, customer service, product selection and product availability. Most of our competition comes from local stores or regional chains which do not repackage or manufacture products and which generally buy products in smaller quantities. The chain store competitors include a large franchise operator of approximately 140 retail outlets in the Florida market and a limited number of other retail chains of approximately 15 to 30 stores.

We compete on selected principal products such as chlorine with large volume, mass merchant and home center retailers. While the ability of these merchants to accept low margins on the limited number of items they offer makes them aggressive price competitors of ours, their products are not generally priced significantly below ours and they do not offer the level of customer service or wide selection of swimming pool supplies available at our stores.

Employees

As of January 1, 2005, we employed 1,555 persons. During the height of our seasonal activities in 2004, we employed 2,696 persons, including seasonal and part-time store employees who generally are not employed during the off season. We are not subject to any collective bargaining agreements and believe our relationships with our employees are good.

Trademarks

In the course of our business, we employ various trademarks, trade names and service marks as well as our logo in packaging and advertising our products. We have registered trademarks and trade names for several of our major products on the Principal Register of the United States Patent and Trademark Office. We distinguish the products produced in our chemical repackaging operation or by third party repackagers at our direction through the use of the Leslie’s brand name and logo and the trademarks and trade names of the individual items, none of which is patented, licensed, or otherwise restricted to or by us. We believe the strength of our trademarks and trade names has been beneficial to our business and intend to continue to protect and promote our trademarks in appropriate circumstances.

Properties

As of January 1, 2005, we operated 472 stores in 36 states. The following table sets forth information concerning our stores:

State	Number of Stores
Alabama	5
Arizona	40
Arkansas	1
California	108
Colorado	1
Connecticut	9
Delaware	2
Florida	33
Georgia	18
Illinois	5
Indiana	6
Iowa	1
Kansas	1
Kentucky	4
Louisiana	6
Maryland	5
Massachusetts	8
Michigan	7
Mississippi	1
Missouri	8
Nebraska	1
Nevada	14
New Hampshire	2
New Jersey	21
New Mexico	2
New York	22
North Carolina	4
Ohio	10
Oklahoma	7
Pennsylvania	18
Rhode Island	1
South Carolina	3
Tennessee	7
Texas	83
Utah	1
Virginia	7

Total Stores	472

Except for 26 owned stores, we have leases on the remaining retail stores with lease terms expiring between 2005 and 2014. Our typical lease term is five years, and in the majority of instances, we have renewal options at increased rents. Five leases provide for rent contingent on sales exceeding specific amounts. No other leases require payment of percentage rent.

Our corporate office is located in Phoenix, Arizona. The 38,000 square foot office building was leased for five years and had one five-year renewal option. During 2002, we renegotiated our existing lease adding approximately 16,000 square feet of space. The new lease extends the maturity until June 2009, and has one five-year renewal option.

Our southern California distribution center is located in a 183,000 square foot facility Ontario, California. The Ontario facility is leased for 10 years, expiring in 2007 and the lease has two five-year renewal options. Our distribution facility in Dallas, Texas contains 126,000 square feet of space. The lease of this facility expires in 2005. The lease includes an option to renew for an additional five-year period. The 130,540 square foot distribution facility in Bridgeport, New Jersey is leased for a 10-year term, expiring in 2008. The lease includes options to renew for two five-year periods. The 146,000 square foot distribution center in Covington, Kentucky is leased for a 12-year term, expiring in 2010, and provides for three five-year renewal options.

Legal Proceedings

We are routinely involved in legal proceedings related to the ordinary course of our business; however, we are currently not party to any material legal proceedings. We do not believe any current legal proceedings will have a material adverse effect on us.

MANAGEMENT

Directors and Officers of the Registrant

Our directors and executive officers are as follows:

Name	Age	Positions
Lawrence H. Hayward	50	Chairman of the Board, President and Chief Executive Officer
Donald J. Anderson	44	Executive Vice President, Chief Financial Officer and Director
Michael L. Hatch	51	Senior Vice President, Merchandising and Marketing
Janet I. McDonald	47	Senior Vice President, Chief Information Officer
Marvin D. Schutz	57	Senior Vice President, Store Operations
Edward C. Agnew	65	Director
John M. Baumer	37	Director
John G. Danhakl	48	Director
Michael J. Fourticq	60	Director
Ted C. Nark	46	Director

Lawrence H. Hayward is Chairman of the Board of Directors, President and Chief Executive Officer. He joined us in January 2000 as President and Chief Executive Officer and assumed the additional role of Chairman of the Board in September 2000. Most recently, Mr. Hayward was the President of ABCO Desert Markets located in Phoenix, Arizona. From 1995 until 1999, he served as President and Chief Executive Officer of Carr Gottstein Foods Co., Alaska’s largest food and drug retailer and wholesale provider. From 1990 to 1995, Mr. Hayward held other senior level positions at Buttrey Food and Drug Co. From 1981 until 1990 he served in various corporate positions at American Stores Company headquartered in Salt Lake City, Utah.

Donald J. Anderson is Executive Vice President, Chief Financial Officer and Director. He joined us in May 2000. Mr. Anderson has 28 years of experience in various retail industries. Most recently, Mr. Anderson was Senior Vice President and Chief Financial Officer of the Follett Higher Education Group, located in Oakbrook, Illinois, the nation’s largest operator of University bookstores. From 1995 until 1999, he served as Senior Vice President and Chief Financial Officer of Carr Gottstein Foods Co., Alaska’s largest food and drug retailer and wholesale provider. From 1990 to 1995, Mr. Anderson held various senior level positions at Buttrey Food and Drug Co. From 1977 to 1990, he served in various managerial positions with American Stores Company.

Michael L. Hatch has been Senior Vice President, Merchandising and Marketing since November 2000. Mr. Hatch has more than 29 years of experience in the retail industry. Most recently, Mr. Hatch was the President of ABCO Desert Markets located in Phoenix, Arizona. From 1996 to 1999 he was employed by Smiths Food and Drug where he held various positions including Senior Vice President and Southwest Manager and Vice President of Sales, Merchandising and Marketing. From 1970 to 1996, Mr. Hatch held various senior management positions at Smitty’s Super Value, Inc. located in Phoenix, Arizona, which later merged with Smith’s Food and Drug.

Janet I. McDonald is Senior Vice President, Chief Information Officer. She joined us in August 2000. Ms. McDonald has over 28 years of retail experience. Most recently Ms. McDonald owned and operated her own consulting business where she provided project management, management training, marketing, economic and other business services. From 1990 to 1992 she served as Director of Information Technology for Buttrey Food and Drug Company. From 1981 to 1990 she held progressive levels of management responsibility in corporate technology for American Stores Company.

Marvin D. Schutz has been Senior Vice President, Store Operations since July 1999. From May 1997 through June 1999, he was Vice President of Store Operations. From October 1994 through May 1997, he was Director of Store Operations, Eastern Division. From 1982 through 1993 he held several management positions in specialty retail at Montgomery Ward as National Director of Operations and Training and Silo Inc. as Regional Sales Manager and Director of Operations.

Edward C. Agnew became a director in December 2002. He is a former retail executive with over 36 years of retail experience. Mr. Agnew held various officer level assignments with Jewel Companies, Inc., Buttrey Food and Drug, Inc., and American Stores/Albertsons, Inc. Mr. Agnew began his career in 1963 with Jewel Food & Drug Stores where he served in various capacities including General Manager of its Midwest Division. In 1987 Mr. Agnew was appointed President and Chief Executive Officer of Buttrey Food and Drug, Inc. In 1990, Mr. Agnew successfully led a leveraged buyout of Buttrey Food and Drug Company and successfully completed an initial public offering of Buttrey in early 1993. In 1994 Mr. Agnew returned to American Stores, Inc., where he served as a Senior Vice President and member of its Executive Committee until his retirement in 1999.

John M. Baumer became a director in November 2001. He has been an executive officer and equity owner of Leonard Green & Partners, L.P. (“LGP”), the firm that manages Green Equity Investors II (“GEI”), since 1999. Mr. Baumer had previously been a Vice President at Donaldson, Lufkin & Jenrette Securities Corporation (“DLJ”), and had been with DLJ since 1995. Prior to joining DLJ, Mr. Baumer was at Fidelity Investments and Arthur Andersen. Mr. Baumer is also a director of FTD, Inc., Intercontinental Art, Inc., Phoenix Scientific, Inc., Rand McNally & Co. and VCA Antech, Inc.

John G. Danhakl became a director in June 1997. He has been an executive officer and an equity owner of LGP, the firm that manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of Rite Aid Corporation, Arden Group, Inc., Big 5 Sporting Goods Corp., Petco Animal Supplies, Inc., Phoenix Scientific, Inc., and Diamond Triumph Auto Glass, Inc.

Michael J. Fourticq became a director in May 1988. He also served as Chairman of the Board of Directors from May 1988 until January 2000. Between May 1988 and August 1992, he served as our Chief Executive Officer. From 1995 to 2001, Mr. Fourticq was the Chairman and Chief Executive Officer of Brown Jordan International, a leading manufacturer of outdoor and casual furniture products. Since 1985 he has been the sole general partner of Hancock Park Associates, which is the general partner and affiliate of several investment partnerships. Mr. Fourticq also serves on the boards of Mikol Missile-Air, Brown Jordan International, Gordon Biersch, FHI dba Body Home Fitness, The Right Start, Classic Party Rentals, Stanton International and Saleen, Inc.

Ted C. Nark became a director in November 2004. He has served as the Chief Executive Officer of White Cap Industries, Inc. since April 2002. From 1998 until 2002, Mr. Nark was the Chief Executive Officer and Managing Director of Corporate Express Australia, a publicly traded, business-to-business office products distribution company in Australia. From 1992 until 1998, Mr. Nark worked for Corporate Express, Inc., as Northwest Division President (from 1992 until 1995) and then as Group President (from 1995 until 1998).

All our executive officers are chosen by our Board and serve at the Board’s discretion except as provided in their employment agreements. No family relationships exist between any of our executive officers or directors.

Audit Committee Financial Expert

Our Board does not have a “financial expert” within the meaning of the regulations of the SEC, and is not required to do so. We do not believe that we could recruit a financial expert without unwarranted expense and difficulty.

Code of Ethics

We have adopted a code of ethics and a copy may be obtained on written request to us, attention: Corporate Secretary.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following summary compensation table sets forth for the fiscal years ended October 2, 2004, September 27, 2003, and September 28, 2002, the compensation of our Chief Executive Officer and four most highly compensated executive officers as of October 2, 2004.

		Fiscal Year Compensation		Long-Term Compensation	All Other Compensation
	Year	Salary ($)	Bonus ($)(1)	Stock Options (#)(2)	401(k) ($)(3)	Insurance/ Other ($)(4)
Lawrence H. Hayward	2004	459,327	463,118	60,000	4,000	46,186
Chairman of the Board, President and Chief	2003	425,000	386,750	—	4,000	42,628
Executive Officer	2002	417,308	365,925	30,000	3,400	180

Donald J. Anderson	2004	324,231	233,505	30,000	4,000	28,237
Executive Vice President, Chief Financial	2003	300,000	195,000	—	4,000	24,148
Officer and Director	2002	292,308	183,250	20,000	3,400	120

Michael L. Hatch	2004	201,794	98,741	5,000	4,000	1,517
Senior Vice President, Merchandising and	2003	189,000	85,995	—	3,774	250
Marketing	2002	186,292	81,817	10,000	2,250	180

Janet I. McDonald	2004	166,731	78,854	2,500	3,000	1,417
Senior Vice President, Chief Information	2003	147,473	60,085	—	2,786	180
Officer	2002	—	—	—	—	—

Marvin D. Schutz	2004	190,995	93,385	1,250	4,000	1,766
Senior Vice President, Store Operations	2003	182,000	82,810	—	4,000	516
	2002	179,779	78,792	10,000	3,400	451

(1)	Bonuses are attributed to the year in which they were earned, and are paid after the conclusion of the fiscal year. Bonuses were paid on a twelve-month basis for all of the fiscal years presented above.
(2)	All options were granted at their fair market value on the date of grant.
(3)	Represents our expected matching contributions to individuals’ 401(k) accounts.
(4)	Insurance portion represents premiums paid by us for life insurance not generally available to all of our employees.

Option Plans

During 1997, we adopted a non-qualified common stock option plan (the “NQ Option Plan”) and an incentive common stock option plan (the “ISO Option Plan”) and reserved 417,995 shares and 1,369,730 shares, respectively, of our common stock for issuance upon the exercise of options to be granted to our employees thereunder. Options to purchase common stock have been granted at an exercise price of $1.00 per share for options granted under the NQ Option Plan (“NQ Options”) and $2.00 and $5.80 per share in the case of options granted under the ISO Option Plan.

Under the ISO Plan, as amended, ISO Options vest in one-third increments on the first, second and third anniversaries of the original grant date. Options intended to qualify as “incentive stock options” and options not intended to so qualify may be granted under the ISO Option Plan. Pursuant to law, options intended to qualify as “incentive stock options” are subject to limitations on aggregate amounts granted and must be issued to any holder of 10% or more of the issuer’s outstanding common stock at 110% of fair market value. Vested ISO Options may be exercised for 90 days post termination of employment, except in the case of the death of the option holder, in which case the vested portion may be exercised within twelve months from the date of termination. ISO Options have a term of ten years.

In November 1998, our Board adopted the 1998 Incentive Stock Option Plan (the “1998 Plan”), and reserved 300,000 shares of nonvoting common stock for issuance thereunder. In January 2000, our Board approved an amendment to the 1998 Plan to increase the number of shares of nonvoting common stock issuable thereunder to 500,000 shares in the aggregate. Options to purchase our nonvoting common stock have been granted at an exercise price of the fair market value at the time of such grant.

On February 15, 2001, our Board approved a resolution to effectuate the “repricing” of options outstanding under our ISO Option Plan and 1998 Plan. Under the program, 198,500 existing options were cancelled and holders thereof were entitled to receive new options on a date which would be at least 6 months and a day from the date of cancellation, at a price equal to the then market value of our stock. The options cancelled had exercise prices that were higher than our Board’s view of the then current market price of our stock and had impaired the ability of such options to fulfill their purpose.

In February 2001, we effected a 5 for 1 stock split whereby each outstanding share of our common stock, par value $.001 per share, was converted into five shares of common stock.

All existing options were accelerated and terminated in connection with the Recapitalization and each optionholder received with respect to each option held an amount equal to the excess of $15.00 over the exercise price of such option.

New Option Plans

We will establish one or more stock option plans for our officers, directors and certain other employees. The stock option plans will be administered by the compensation committee of the board of directors, which will have broad authority in administering and interpreting the stock option plans. Awards will not be restricted to any specified form or structure and may include, without limitation, sales or bonuses of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, securities convertible into or redeemable for stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. Options granted to employees under the stock option plans may be options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or options not intended to so qualify. An award granted under the stock option plans to an employee or independent contractor may include a provision terminating the award upon termination of employment under certain circumstances or accelerating the receipt of benefits upon the occurrence of specified events, including a change of control.

Option Grants in 2004

The following table sets forth the stock options granted to our Chief Executive Officer and other executive officers, during the twelve months ended October 2, 2004, pursuant to our ISO Option Plan, NQ Option Plan, or 1998 Plan.

	Individual Grants
	Options Granted (1)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
					0%($)	5%($)	10%($)
Lawrence H. Hayward	60,000	31.6%	$5.80	11/21/13	—	219,000	554,400
Donald J. Anderson	30,000	15.8%	$5.80	11/21/13	—	109,500	277,200
Michael L. Hatch	5,000	2.6%	$5.80	10/1/13	—	18,250	46,200
Janet I. McDonald	2,500	1.3%	$5.80	10/1/13	—	9,125	23,100
Marvin D. Schutz	1,250	0.7%	$5.80	10/1/13	—	4,563	11,550

(1)	Granted pursuant to ISO Option Plan and 1998 Stock Option Plan. All existing options were accelerated and terminated in connection with the Recapitalization and each optionholder received with respect to each option held an amount equal to the excess of $15.00 over the exercise price of such option.
(2)	Potential realizable value is based on an assumption that the stock price of the common stock appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. These numbers are calculated based on requirements promulgated by the SEC and do not reflect our estimate of future stock price growth.

Aggregated Option Exercises in 2004 and Fiscal Year-End Option Value

The following table sets forth the stock option exercises by the named executive officers during 2004. In addition, the table indicates the total number and value of exercisable and non-exercisable options held by each such officer as of October 2, 2004.

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Unexercised Options at October 2, 2004		Value of Unexercised In-the-Money Options at October 2, 2004(1) Exercise Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lawrence Hayward	—	—	332,500	70,000	$1,263,500	$38,000
Donald J. Anderson	—	—	250,834	36,666	953,169	25,331
Michael L. Hatch	—	—	95,833	6,667	364,165	6,335
Janet I. McDonald	—	—	58,333	6,667	221,665	15,835
Marvin D. Schutz	—	—	124,978	4,167	482,811	12,035

(1)	Potential unrealized value is (i) the fair market value at October 2, 2004 ($5.80 per share) less the option exercise price times (ii) the number of shares. The price per share of common stock in the Recapitalization was $15.00.

Directors’ Compensation

Directors do not receive any compensation directly for their service on our Board of Directors, with the exception of Mr. Agnew and Mr. Nark, our unaffiliated directors, each of whom receives $4,000 per each quarterly meeting. We issued 15,000 options to Mr. Agnew and Mr. Nark, respectively. Pursuant to a Management Agreement dated June 11, 1997, which terminated upon closing of the Transactions, during 2004 we paid LGP an annual fee in the amount of $244,800 plus out-of-pocket expenses of approximately $43,670. In connection with the Transactions, we entered into a new Management Services Agreement with LGP dated as of January 25, 2005. See “Certain Relationships and Related Transactions—Management Services Agreement.” John M. Baumer and John G. Danhakl are members of our Board of Directors and are executive officers and equity owners of LGP.

Employment Agreements

Lawrence Hayward and Donald Anderson each entered into employment agreements with us, dated as of November 2003 and amended January 2005. Each of the employment agreements contains non-solicitation and confidentiality covenants and provides that the executive is eligible to participate in our benefit plans consistent with the benefits extended to the most senior of our executives (including vacation, personal and sick leave, disability and medical and life insurance). Each of the employment agreements also provides that the executive will serve at the will of our Board of Directors. Each of the employment agreements expires in November 2008.

Mr. Hayward’s employment agreement provides for a minimum base salary of $517,000 annually, plus a minimum target bonus of no less than $361,900. If we terminate Mr. Hayward’s employment for any reason other than Just Cause (as defined in the Agreement), Mr. Hayward will receive a lump sum payment equal to 200% of the sum of his base salary, bonus and certain costs for health and medical insurance coverage. The benefits are also payable upon a sale of substantially all of the business or assets of Leslie’s or a consolidation, merger or change of control of Leslie’s (a “Change of Control”), if Mr. Hayward chooses to terminate his employment with us as a result of a Change in Control. Mr. Hayward agreed not to invoke this provision in connection with the Recapitalization. Mr. Hayward received a one time bonus of $700,000 in connection with the Recapitalization.

Mr. Anderson’s employment agreement provides for a minimum base salary of $300,000 annually, plus a minimum target bonus of no less than $150,000. If we terminate Mr. Anderson’s employment for any reason other than Just Cause (as defined in the Agreement), Mr. Anderson will receive a lump sum payment equal to

200% of the sum of his base salary, bonus and certain costs for health and medical insurance coverage. The benefits are also payable upon a Change of Control (as defined above) if Mr. Anderson chooses to terminate his employment with us as the result of a Change in Control. We and Mr. Anderson agreed that he may defer invoking this provision in connection with the Recapitalization until September 30, 2005. Mr. Anderson anticipates exercising this provision, which will terminate his employment with us. Upon termination of Mr. Anderson’s employment, Steven Ortega will become our new Chief Financial Officer.

We entered into an employment agreement dated as of April 2005 with Steven Ortega for his employment as Executive Vice President and Chief Financial Officer, commencing June 2005. Mr. Ortega’s employment agreement provides for a minimum base salary of $315,000 annually, plus a minimum target bonus as set forth in the Agreement. If we terminate Mr. Ortega’s employment for any reason other than Cause (as defined in the Agreement) or he terminates his employment for Good Reason (as so defined), Mr. Ortega will receive a lump sum payment equal to 200% of the sum of his base salary and bonus and will be reimbursed for certain costs for health and medical insurance coverage. The employment agreement contains non-solicitation and confidentiality covenants and provides that Mr. Ortega is eligible to participate in our benefit plans consistent with the benefits extended to the most senior of our executives (including vacation, personal and sick leave, disability and medical and life insurance). The employment agreement also provides that Mr. Ortega will serve at the will of our Board of Directors. The employment agreement expires in June 2010.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information as of April 1, 2005 with respect to (i) all persons known by us to be the beneficial owner of more than 5% of our common stock; (ii) all executive officers; (iii) all directors; and (iv) all directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Shares Outstanding
Leslie’s Coinvestment, LLC(2)	9,152,403	22.9
John M. Baumer(2)(3)	33,867,730	84.7
John G. Danhakl(2)(3)	33,867,730	84.7
GCP California Fund, L.P.(3)	24,715,327	61.8
Michael J. Fourticq	732,270	1.8
Edward C. Agnew	—	—
Ted C. Nark	—	—
Lawrence H. Hayward	3,000,000	7.5
Donald J. Anderson	—	—
Michael L. Hatch	375,000	0.9
Janet I. McDonald	215,000	0.5
Marvin D. Schutz	100,000	0.3
All executive officers and directors as a group (10 persons)	38,290,000	95.7

(1)	The address of Messrs. Fourticq, Hayward, Anderson Hatch, McDonald and Schutz is 3925 E. Broadway Road, Suite 100, Phoenix, Arizona 85040. The address of LGP, GCP and Messrs. Baumer and Danhakl is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.
(2)	Leslie’s Coinvestment, LLC is a Delaware limited liability company managed by LGP. Each of Messrs. Jonathan D. Sokoloff, Peter J. Nolan, John D. Danhakl, Jonathan A. Seiffer, John M. Baumer and Timothy J. Flynn, either directly (whether through ownership interest or position) or through one of more intermediaries, may be deemed to control LGP. Accordingly, for certain purposes, Messrs. Sokoloff, Nolan, Danhakl, Seiffer, Baumer and Flynn may be deemed to be beneficial owners of the shares of our common stock held or controlled by LGP. However, such individuals disclaim beneficial ownership of the securities held by LGP, except to the extent of their respective pecuniary interests therein.
(3)	GCP is a Delaware limited partnership managed by an affiliate of LGP, which is an affiliate of the general partner of GCP. Each of Messrs. Sokoloff, Nolan, Danhakl, Seiffer, Baumer and Flynn either directly (whether through ownership interest or position) or through one of more intermediaries, may be deemed to control the affiliate of LGP and such general partner. The affiliate of LGP and such general partner may be deemed to control the voting and disposition of the shares of our common stock owned by GCP. Accordingly, for certain purposes, Messrs. Sokoloff, Nolan, Danhakl, Seiffer, Baumer and Flynn may be deemed to be beneficial owners of the shares of our common stock held by GCP. However, such individuals disclaim beneficial ownership of the securities held by GCP, except to the extent of their respective pecuniary interests therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Participation in the Recapitalization

Our prior common stockholders and optionholders received approximately $124.9 million in cash and our prior preferred stockholder, GEI, received approximately $64.5 million in cash in the Recapitalization. Of these amounts, our five executive officers received approximately $16.3 million, GEI received approximately $160.4 million and Michael Fourticq received approximately $4.4 million in cash. Two of our executive officers, Lawrence Hayward and Donald Anderson, each used a part of their proceeds from the Recapitalization to repay the loans that had previously been extended to them by the Company. These loans, each in the principal amount of $225,000 and bearing a 2.45% interest rate, have been repaid in full.

In the Recapitalization, GCP, an additional affiliate of LGP and some of our directors and management contributed to LPM Acquisition $29.1 million in value of shares of our then existing common stock and $10.9 million of cash, and received an aggregate of $40.0 million of our new common stock. Of these amounts, our executive officers contributed $3.7 million in common stock, GCP contributed $22.9 million in common stock and $1.8 million in cash, additional affiliates of LGP contributed $9.1 million in cash and Michael Fourticq contributed $0.7 million in common stock in exchange for the number of shares set forth opposite their names in the second table under “Security Ownership of Principal Stockholders and Management.”

We also issued $41.0 million of preferred stock in exchange for units issued for $40.1 million in cash contributed to LPM Acquisition by GCP and additional affiliates of LGP and $0.9 million of shares of common stock contributed to LPM Acquisition by Michael Fourticq.

Some of our directors, executive officers and other affiliates own the 10 3/8% Senior Notes due 2008 that were repurchased in the tender offer. Accordingly, such individuals received cash for any notes they tendered. The following table sets forth such ownership:

Directors and Officers	Principal Amount
John M. Baumer	$50,000
John G. Danhakl	350,000
Michael J. Fourticq	1,500,000
Lawrence H. Hayward	235,000
Donald J. Anderson	100,000

Other Affiliates
Peter Nolan	350,000
Jonathan Sokoloff	200,000
Jonathan Seiffer	50,000

$2,835,000

LGP received closing fees of $5.0 million in the Recapitalization.

Management Services Agreement

We entered into a Management Services Agreement with LGP concurrent with the consummation of the Transactions. The Management Services Agreement provides that we will pay LGP an annual fee of $1.0 million for ongoing management, consulting and financial services. In addition, the Management Services Agreement provides that LGP may provide us with financial advisory or investment banking services in connection with major financial transactions, and LGP will be paid a customary fee for such services. The Management Services Agreement will terminate on the earlier of (a) the tenth anniversary of its execution; provided that the agreement will automatically extend for one year periods thereafter unless either we or LGP gives the other three months prior notice of termination, (b) the consummation of a change of control, including the date that LGP affiliates hold 40% or less of our shares and (c) the consummation of a public offering of our common stock in an aggregate offering amount of at least $50 million or as a result of which at least 15% of our shares of common stock is publicly traded. In the event of our bankruptcy, liquidation, insolvency or winding-up, the payment of all accrued and unpaid fees pursuant to the Management Services Agreement is subordinated to the prior payment in full of all amounts due and owing under the indenture governing the notes.

Stockholders Agreement

We entered into a Stockholders Agreement with GCP and each of our other stockholders concurrent with the consummation of the Recapitalization. The Stockholders Agreement generally restricts the transferability of our stock and gives GCP and its affiliates a right of first refusal in the event any other stockholder seeks to transfer any of our stock to a third party. In addition, GCP and its affiliates have certain “drag-along” rights and if GCP and its affiliates desire to sell any of our stock, other stockholders will have certain “tag-along” rights to participate in such sale. We and certain of the non-management stockholders have certain rights to repurchase a portion of the stock held by management upon their ceasing to provide services to us. The Stockholders Agreement also grants demand registration rights to the non-management stockholders and piggyback registration rights for all stockholders. Finally, Mr. Fourticq has certain rights to be elected as a director of Leslie’s.

Indemnification

We have agreed that we will indemnify all of our current and former directors and officers after the consummation of the Recapitalization for all costs and expenses incurred in proceedings arising out of or pertaining to the Recapitalization.

DESCRIPTION OF OTHER INDEBTEDNESS AND PREFERRED STOCK

Amended Credit Facility

On January 25, 2005, we entered into an Amended and Restated Loan and Security Agreement (the “Loan Agreement”) with the lenders noted therein and Wells Fargo Retail Finance LLC as agent for the Lenders. The Loan Agreement provides for the extension by the lenders of revolving loans and other financial accommodations to us in an aggregate principal amount of $75.0 million. The amended credit facility was and will be used to refinance the existing credit facility, to provide a portion of the financing required to consummate the Recapitalization, and for general corporate purposes. A portion of the amended credit facility is available for letters of credit. The obligations under the amended credit facility are secured by a lien on substantially all of our assets.

In addition to the $75.0 million commitment, the total commitment has been increased by $30.0 million via a temporary over-advance facility through June 30, 2005. At our option, the over-advance facility will again be available in the amount of $20.0 million from September 30, 2005 through March 31, 2006. During these periods, we will have the ability to draw on the over-advance facility in $2.5 million tranches. Finally, at the lender’s discretion, an over-advance facility of $10.0 million may be available to us from September 30, 2006 through March 31, 2007.

Borrowings under the amended credit facility bear interest at the lender’s reference rate or at LIBOR plus the applicable LIBOR rate margin. The applicable LIBOR rate margin will be adjusted quarterly based on our EBITDA (as defined in the amended credit facility) for the 12 month period ended as of the end of the latest fiscal quarter. The applicable margin for the amended credit facility is initially 0% with respect to base rate loans and 2.00% with respect to eurodollar loans. Borrowings under the over-advance facility will bear interest at LIBOR plus 4.00%.

On the closing of the Transactions, we paid the lender an upfront fee as well as a commitment fee on the $30.0 million over-advance facility. In addition, we are obligated to pay the lender a commitment fee equal to  1/4 of 1% per annum of the unused portion of the $75.0 million commitment. If we use the $20.0 million or $10.0 million over-advance facility in the future, we will be required to pay a commitment fee on such facility at such point in time. We are also obligated to pay a commission on all outstanding letters of credit as well as customary administrative, issuance, fronting, amendment, payment and negotiation fees.

The amended credit facility contains customary representations and warranties, covenants and conditions to borrowing. There can be no assurance that the conditions to borrowing under the amended credit facility will be satisfied.

The amended credit facility requires the maintenance of certain quarterly financial and operating ratios and covenants, including minimum calculated EBITDA levels, fixed charge coverage ratio, and senior leverage ratio.

The amended credit facility also contains customary events of default, including default upon the nonpayment of principal, interest, fees or other amounts or the occurrence of a change of control.

Other Outstanding Notes

We currently have outstanding $4.0 million of 10 3/8% Senior Notes due 2008. The remaining 10 3/8% senior notes outstanding pay interest semi-annually and mature on July 15, 2008. The remaining 10 3/8% senior notes outstanding are general unsecured obligations of ours and are subordinated in right of payment to our amended credit facility. The remaining 10 3/8% senior notes outstanding are redeemable by us beginning July 15, 2005. We have filed copies of the indenture under which the remaining 10 3/8% senior notes outstanding were issued and the supplemental indenture amending such indenture with the SEC.

Preferred Stock

On January 25, 2005 we issued $41 million of a new series of 10% senior redeemable exchangeable cumulative preferred stock. A summary of the terms of this new series of preferred stock is presented below:

Ranking. The preferred stock ranks senior as to dividend rights or upon liquidation to all of our common stock and all of our future series of preferred stock which is designated as junior.

Dividends. Dividends accrue quarterly on the preferred stock at a rate per annum equal to ten percent (10%).

Exchange Feature. On any dividend payment date, we may exchange all of the preferred stock for 10% junior subordinated debentures having a maturity date which is the same date as the mandatory redemption date for the preferred stock. The incurrence of the indebtedness represented by the debentures are limited by the covenants in the amended credit facility and the indenture governing the notes. The debentures are subordinated to the debt under the amended credit facility, the Notes and the remaining 10 3/8% notes outstanding.

Mandatory Redemption. The preferred stock is subject to mandatory redemption 20.5 years after the date of issuance at a redemption price equal to the liquidation preference, together with accrued and unpaid dividends to the date of redemption.

Change of Control Redemption. The preferred stock is subject to mandatory redemption upon the occurrence of a change of control of Leslie’s at a redemption price equal to 101% of the liquidation preference, together with accrued and unpaid dividends to the date of redemption.

Optional Redemption. After the fifth anniversary of the issuance date, the preferred stock will be subject to redemption at any time, in whole or in part, at our option, by payment of the amounts (stated as a percentage of the liquidation preference) set forth below if redeemed during the twelve month period beginning on the anniversary of the issuance date of each of the years indicated, plus accrued and unpaid dividends to the date of redemption:

Year	Redemption Price:
2010	106%
2011	104%
2012	102%
2013 and thereafter	100%

In addition, prior to the third anniversary of the issuance date, at our option, we may redeem up to 35% of the outstanding shares of preferred stock at a redemption price of 110% of the liquidation preference, together with accrued and unpaid dividends to the date of redemption, with the proceeds from one or more public equity offerings.

Voting. The preferred stock is non-voting except as required by Delaware law, except that holders of a majority of the outstanding shares of preferred stock, voting as a separate class, has the right to approve (a) each issuance by us of any securities that rank senior to or on parity with the preferred stock as to dividends or upon a liquidation, (b) any amendment to our certificate of incorporation that would be adverse to holders of the preferred stock and (c) any amendment of the junior subordinated debentures indenture that would be adverse to holders of the junior subordinated debentures.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “Company” refers only to Leslie’s Poolmart, Inc. and not to any of its subsidiaries.

The Company issued the original notes and will issue the exchange notes under an Indenture (the “Indenture”) between itself and The Bank of New York Trust Company, N.A., as trustee (the “Trustee”). The terms of the exchange notes are identical in all material respects to the original notes, except that the exchange notes have been registered under the Securities Act, and therefore will not bear legends restricting their transfer and will not contain certain provisions providing for the payment of liquidated damages to the holders of the original notes under certain circumstances relating to the Registration Rights Agreement. The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate these agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the Notes. Certain defined terms used in this description but not defined below under “Certain Definitions” have the meanings assigned to them in the Indenture.

Brief Description of the Notes

The Notes:

•	are senior unsecured obligations of the company;

•	are pari passu in right of payment with all other senior unsecured obligations of the Company; and

•	rank effectively junior to secured obligations, including obligations under the amended credit facility, to the extent of the value of the collateral securing such obligations.

Principal, Maturity and Interest

The aggregate principal amount of the Notes is $170.0 million. Additional Notes may be issued in one or more series from time to time, subject to the limitations set forth under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” The Notes will mature on February 1, 2013. Interest on the Notes will accrue at the rate of 7 3/4% per annum and will be payable semi-annually in arrears on each February 1 and August 1 commencing on August 1, 2005, to the persons who are registered holders at the close of business on the January 15 and July 15, respectively, immediately preceding the applicable interest payment date. The Notes and any additional notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The Company will issue Notes in denominations of $1,000 and integral multiples of $1,000.

Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Paying Agent and Registrar for the Notes

Initially, the Trustee will act as Paying Agent and Registrar for the Notes. The Company may change any Paying Agent and Registrar without prior notice to holders of the Notes, and the Company or any of its Subsidiaries may act as Paying Agent or Registrar.

Methods of Receiving Payments on the Notes

The Company will pay principal (and premium, if any) on the Notes at the Trustee’s corporate office in New York, New York. At the Company’s option, when due, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered addresses of holders. If a Holder has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and additional interest, if any, on that Holder’s Notes in accordance with those instructions.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

Redemption after Four Years. On and after February 1, 2009, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on February 1 of the year set forth below, plus, in each case, accrued and unpaid interest and additional interest, if any, to the date of redemption:

Year	Percentage
2009	103.875%
2010	101.938%
2011 and thereafter	100.000%

Redemption with Proceeds of Public Equity Offerings. On or prior to February 1, 2008, the Company may, at its option, use the net cash proceeds of one or more Public Equity Offerings (as defined below) to redeem up to 35% of the aggregate principal amount of the Notes (including any additional notes) at a redemption price equal to 107.750% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of redemption; provided that after giving effect to any such redemption at least 65% of aggregate principal amount of the Notes and additional notes, if any, remains outstanding. In order to effect the foregoing redemption with the proceeds of any Public Equity Offering, the Company shall make such redemption not more than 60 days after the consummation of any such Public Equity Offering.

“Public Equity Offering” means an underwritten public offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with the Commission in accordance with the Securities Act, or any successor statute.

Redemption with Make-Whole Premium. Prior to February 1, 2009, the Company may, at its option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof plus the Make-Whole Premium, plus accrued and unpaid interest and additional interest, if any, to the date of redemption.

“Make-Whole Premium” means, with respect to any Note on any redemption date, the excess of (a) the present value on such redemption date of (1) the redemption price of the Note on February 1, 2009 plus (2) all scheduled interest payments on the Note through February 1, 2009 (excluding accrued but unpaid interest), computed using a discount rate equal to the Adjusted Treasury Rate plus 50 basis points over (b) the principal amount of the Note.

Selection and Notice of Redemption

In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee as follows:

(i) in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed or,

(ii) if such Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part; and if a partial redemption is made with the proceeds of a Public Equity Offering, selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to DTC procedures), unless such method is otherwise prohibited. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption

Except as provided below under the captions “—Repurchase at the Option of Holders after a Change of Control” and “Certain Covenants—Limitation on Asset Sales,” the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders after a Change of Control

The Indenture provides that upon the occurrence of a Change of Control, each holder will have the right to require that the Company purchase all or a portion (equal to $1,000 or an integral multiple thereof) of such holder’s Notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest and additional interest, if any, thereon, to the date of purchase. Within 30 days following the date upon which the Change of Control occurred, the Company must send, by first-class mail, a notice to each holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to the Company’s obligation to make a Change of Control Offer. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in specified circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in some circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the holders of Notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

The provisions described above that require the Company to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of such conflict.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, incur, assume, guarantee, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”), any Indebtedness (including Acquired Indebtedness but excluding Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company may incur Indebtedness (including, without limitation, Acquired Indebtedness) if on the date of the incurrence of such Indebtedness, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1.0.

Indebtedness of a Person which is secured by a Lien on an asset acquired by the Company or a Subsidiary of the Company (whether or not such Indebtedness is assumed by the acquiring Person) shall be deemed incurred at the time of the Asset Acquisition.

The Company will not incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate in right of payment to the Notes, pursuant to subordination provisions that are substantively identical to the subordination provisions of such Indebtedness (or such agreement) that are most favorable to the holders of any other Indebtedness of the Company.

For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be incurred pursuant to the proviso of the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant, and later reclassify any such item of Indebtedness from time to time, so long as such item could have been so classified on the date of its incurrence or at any time thereafter in a manner that complies with this covenant.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly:

(a) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s or its Subsidiaries’ Capital Stock (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Subsidiaries) to holders of such Capital Stock in their capacity as such (other than dividends or distributions payable to the Company or a Subsidiary of the Company or, in the case of any Subsidiary, pro rata to all holders of Capital Stock of such Subsidiary),

(b) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock,

(c) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes, or

(d) make any Investment (other than Permitted Investments) (each of the foregoing actions set forth in clauses (a), (b), (c) and (d) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i) a Default or an Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness”; or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of: (w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company reported for any period ended subsequent to April 3, 2005 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) (treating such period as a single accounting period); plus (x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus (y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock; plus (z) without duplication, the sum of (1) the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments and (2) the Net Cash Proceeds received by the Company or any Subsidiary from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company).

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted pursuant to the Indenture on the date of declaration;

(2) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

(3) if no Default or Event of Default shall have occurred and be continuing, the acquisition of any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

(4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases by the Company of Common Stock of the Company or options, warrants or other securities exercisable or convertible into Common Stock of the Company from employees and directors of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment or directorship of such employees or directors, in an aggregate amount not to exceed $1.0 million in any calendar year and $4.0 million in the aggregate (in each case plus the amount of net cash proceeds received by the Company from the sale of Qualified Capital Stock to officers or directors of the Company and its Subsidiaries, provided, that such amounts did not provide the basis for any other Restricted Payment);

(5) so long as no Default or Event of Default shall have occurred and be continuing, the payment of dividends on the shares of Series A Preferred Stock issued on the Issue Date and on any additional shares of such stock issued in lieu of cash dividends thereon with (x) the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or (y) the net cash proceeds of any capital contribution to the Company; and

(6) so long as no Default or Event of Default shall have occurred and be continuing, Restricted Payments not exceeding $7.5 million in the aggregate.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (2)(ii), 3(ii)(a), (4) and (5) shall be included in such calculation.

Limitation on Asset Sales. The Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless

(i) the Company or the applicable Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or equity interests sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors),

(ii) at least 75% of the consideration received for the assets sold by the Company or the Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such disposition; provided, however, that

(a) notes received by the Company as consideration for an Asset Sale that are converted into cash or Cash Equivalents immediately following the consummation of such Asset Sale;

(b) the assumption by the purchaser of assets pursuant to an Asset Sale of liabilities of the Company (other than liabilities that are by their terms subordinate to the Notes); or

(c) shall, in each case of the immediately preceding clauses (a) and (b), be deemed to be cash or Cash Equivalents at the time of such Asset Sale in an amount equal to, in the case of clause (a), the amount of cash or Cash Equivalents realized on such conversion and, in the case of clause (b), the amount of the liabilities so assumed, as reflected on the balance sheet of the Company, and

(iii) following the consummation of an Asset Sale, the Company shall or cause such Subsidiary, within 365 days of receipt thereof, either (a) to apply the Net Cash Proceeds related to such Asset Sale to prepay any Indebtedness that by its terms is not subordinate to the Notes, (b) to make a Permitted Investment or an investment in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in a Related Business (collectively, “Replacement Assets”) or (c) a combination of prepayment and investment permitted by the foregoing clauses (iii)(a) and (iii)(b).

On the 365th day after an Asset Sale, or such earlier date, if any, as the Board of Directors of the Company or of such Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (iii)(a), (iii)(b) and (iii)(c) of the next preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before the applicable Net Proceeds Offer Trigger Date as permitted in clauses (iii)(a), (iii)(b) and (iii)(c) of the next preceding sentence (or, in the case of a Net Proceeds Offer Trigger Date (as defined below) occurring prior to such 365th day, the aggregate amount of Net Cash Proceeds that the Board of Directors has determined not to so apply) (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 45 days following the applicable Net Proceeds Offer Trigger Date, from all holders on a pro rata basis (and on a pro rata basis with the holders of indebtedness of the Company that is not by its terms subordinate to the Notes), that amount of Notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest and additional interest, if any, thereon, to the date of purchase; provided, however, that if at any time any non-cash consideration received by the Company or any Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” the successor corporation shall be deemed to have sold the properties and assets of the Company and its Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Notwithstanding the two immediately preceding paragraphs, the Company and its Subsidiaries will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent (i) at least 75% of the consideration for such Asset Sale constitutes Replacement Assets and (ii) such Asset Sale is for fair market value; provided that any consideration not constituting Replacement Assets received by the Company or any of its Subsidiaries in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

Each Net Proceeds Offer will be mailed to the record holders as shown on the register of holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue of such conflict.

Upon completion of a Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero. Accordingly, to the extent that the aggregate amount of Notes tendered pursuant to a Net Proceeds Offer is less than the Net Cash Proceeds, the Company may use any remaining Net Cash Proceeds for general corporate purposes.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Subsidiary of the Company to:

(a) pay dividends or make any other distributions on or in respect of its Capital Stock, or with respect to any other interest or participation in, or measured by, its profits;

(b) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Subsidiary of the Company; or

(c) transfer any of its property or assets to the Company or any other Subsidiary of the Company, except for such encumbrances or restrictions existing under or by reason of:

(1) applicable law;

(2) the Indenture;

(3) any Credit Agreement;

(4) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Subsidiary of the Company, or any customary restriction on the ability of a Subsidiary of the Company to dividend, distribute or otherwise transfer any asset which secures Purchase Money Indebtedness of such Subsidiary;

(5) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(6) Permitted Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien; or

(7) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (3) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (3) or (5).

Limitation on Preferred Stock of Subsidiaries. The Company will not permit any of its Subsidiaries to issue any Preferred Stock (other than to the Company or to a Wholly Owned Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Subsidiary of the Company) to own any Preferred Stock of any Subsidiary of the Company.

Limitation on Liens. The Company will not, and will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless (i) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured, except for (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date; (b) Liens of the Company or a Wholly Owned Subsidiary of the Company on assets of any Subsidiary of the Company; (c) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided, however, that such Liens (x) are no less favorable to the holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced and (y) do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so Refinanced; and (d) Permitted Liens.

Limitations on Guarantees. The Company will not cause or permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Guarantee of any other Indebtedness of the Company unless (i) in the case of Guarantees of Indebtedness that is expressly subordinate or junior in right of payment of the Notes, the Notes have a Guarantee that is senior to such Guarantee and (ii) in all other cases, the Notes are equally and ratably Guaranteed.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(i) either (1) the Company shall be the surviving or continuing corporation or (2) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Subsidiaries substantially as an entirety (the “Surviving Entity”) (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia and (y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

(ii) immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under “—Limitation on Incurrence of Additional Indebtedness” unless such transaction is solely to form a new holding company for the Company;

(iii) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (i)(2)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(iv) the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture, comply with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture provides that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such.

Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably be expected to have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Subsidiary, if such a transaction were to be available to the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $1.0 million shall be approved by the Board of Directors of the Company or such Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $7.5 million, the Company or such Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in clause (a) shall not apply to (i) reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management; (ii) transactions exclusively between or among the Company and any of its Subsidiaries or exclusively between or among such Subsidiaries; provided such transactions are not otherwise prohibited by the Indenture; (iii) payments of annual fees and reimbursement of reasonable expenses in accordance with the provisions of the Management Services Agreement; (iv) any employment agreement entered into in the ordinary course of business; (v) payments pursuant to customary tax sharing agreements that do not exceed the amount otherwise payable by the Company or such Subsidiary; and (vi) Restricted Payments permitted by the Indenture and Permitted Investments.

Conduct of Business. The Company and its Subsidiaries will not engage in any businesses other than a Related Business.

Reports to Holders. Whether or not required by the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes, within the time periods specified in the Commission’s rules and regulations:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports.

In addition, whether or not required by the Commission, the Company will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding, it will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Payments for Consent. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(i) the failure to pay interest on, or additional interest with respect to, any Notes when the same becomes due and payable and the default continues for a period of 30 days;

(ii) the failure to pay the principal or premium on any Notes, when such principal or premium, if any, becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a required payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(iii) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the covenants described under “—Repurchase of the Option of Holders”, and “—Merger, Consolidation and Sale of Assets,” which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(iv) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness, in any case if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $5.0 million or more at any time;

(v) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable; or

(vi) events of bankruptcy or insolvency affecting the Company or any of its Significant Subsidiaries.

If an Event of Default (other than an Event of Default specified in clause (vi) above) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes may declare the principal of and accrued and unpaid interest and additional interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable. If an Event of Default specified in clause (vi) above occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and additional interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The Indenture provides that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraph, the holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences (i) if the rescission would not conflict with any judgment or decree, (ii) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (iii) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid, (iv) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances and (v) in the event of the cure or waiver of an Event of Default of the type described in clause (vi) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The holders of a majority in aggregate principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest or additional interest on any Notes.

Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless such holders have offered to the Trustee reasonable indemnity satisfactory to it. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture. In addition, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes, except for:

(i) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest and additional interest on the Notes when such payments are due from the trust referred to below,

(ii) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments and money for security payments held in trust,

(iii) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith, and

(iv) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to some of the covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, the events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and Additional Interest, if any, and interest on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(vi) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(vii) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

(viii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

(ix) other customary conditions precedent are satisfied.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when

(i) either

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation;

(ii) the Company has paid all other sums payable under the Indenture by the Company;

(iii) the Company has delivered to the Trustee an officers’ certificate stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with; and

(iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company is a party or by which the Company is bound.

Modification of the Indenture

From time to time, the Company and the Trustee, without the consent of the holders, may amend the Indenture for specified purposes, including curing ambiguities, defects or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each holder affected thereby, no amendment may:

(i) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(ii) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any Notes;

(iii) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or repurchase, or reduce the redemption or repurchase price therefor;

(iv) make any Notes payable in money other than that stated in the Notes;

(v) waive a Default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(vi) make any change in provisions of the Indenture protecting the right of each holder to receive payment of principal of and interest on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(vii) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto;

(viii) modify or change any provision of the Indenture or the related definitions affecting the ranking of the Notes in a manner which adversely affects the holders;

(ix) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes;

(x) except as otherwise permitted under the “—Merger, Consolidation and Sale of Assets” covenant, consent to the assignment or transfer by the Company of any of its rights or obligations under the Indenture; or

(xi) make any change in the preceding amendment and waiver provisions.

Governing Law

The Indenture provides that the Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the

Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his or her own affairs.

The Indenture and the provisions of the TIA contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in some cases or to realize on property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict within 90 days or resign.

Book-Entry, Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The exchange notes will be issued at the closing of this exchange offer only upon tender of original notes in accordance with the procedures set forth in this prospectus and the letter of transmittal.

The exchange notes initially will be represented by one or more notes in registered, global form without interest coupons. We will refer to such notes as the global notes. The global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company, or DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form, or the certificate notes, except in the limited circumstances described below. See “ —Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in certificated form.

So long as the holder of the global note is the registered owner of the notes, such global note holder will be considered the sole holder under the indenture of any notes evidenced by the global notes. Beneficial owners of notes evidenced by the global notes will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the trustee thereunder. Neither we nor the trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

Investors in the Rule 144A Global Notes who are Participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Rule 144A Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. Investors in the Regulation S Global Notes must initially hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the expiration of the Restricted Period (but not earlier), investors may also hold interests in the Regulation S Global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the Regulation S Global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among Participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive Notes in registered certificated form (“Certificated Notes”) if:

(1) DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company fails to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend unless such legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes.

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream Participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream Participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream Participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below is a summary of some of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Subsidiary of the Company or at the time it merges or consolidates with the Company or any of its Subsidiaries or is assumed in connection with the acquisition of assets from such Person and whether or not such Indebtedness is incurred in connection with, or in anticipation or contemplation of, such acquisition, merger or consolidation.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Asset Acquisition” means (a) an Investment by the Company or any Subsidiary of the Company in any other Person pursuant to which such Person shall become a Subsidiary of the Company, or shall be merged with or into the Company or any Subsidiary of the Company, or (b) the acquisition by the Company or any Subsidiary of the Company of the assets of any Person (other than a Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Subsidiary of the Company (including a Person that is or will become a Subsidiary of the Company immediately after such sale, issuance, conveyance, transfer, lease, assignment or other transfer for value) of (a) any Capital Stock of any Subsidiary of the Company; or (b) any other property or assets of the Company or any Subsidiary of the Company other than in the ordinary course of business.

Notwithstanding the preceding, Asset Sales shall not include

(i) a transaction or series of related transactions for which the Company or its Subsidiaries receive aggregate consideration of less than $1.0 million; and

(ii) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means:

(i) in the case of a corporation, corporate stock;

(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(i) United States dollars;

(ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus of not less than $250.0 million and a Thomson Bank Watch Rating of “B” or better;

(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above;

(v) commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (v) of this definition.

“Change of Control” means the occurrence of one or more of the following events:

(i) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons (other than to a Permitted Holder) for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

(ii) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

(iii) any Person or Group (other than the Permitted Holders) shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company;

(iv) the replacement of a majority of the Board of Directors of the Company over a two-year period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or

(v) the Company consolidates with, or merges with or into, another Person, or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the shares representing the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company is converted into or exchanged for cash, securities or other property, other than (a) any such transaction where (1) the shares representing the issued and outstanding ordinary voting Capital Stock of the Company are converted into or exchanged for (i) ordinary voting Capital Stock (other than Disqualified Capital Stock) of the surviving or transferee corporation and/or (ii) cash, securities and other property in an amount which could be paid by the Company as a Restricted Payment under the Indenture and (2) the “beneficial owners” of the shares representing the issued and outstanding ordinary voting Capital Stock of the Company immediately prior to such transaction own, directly or indirectly, shares of Capital Stock representing not less than a majority of voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction or (b) any such transaction as a result of which the Permitted Holders own shares of Capital Stock representing more than 50% of the voting power of all issued and outstanding shares of Capital Stock of the surviving or transferee corporation immediately after such transaction.

“Change of Control Offer” has the meaning set forth under “—Change of Control.”

“Change of Control Payment Date” has the meaning set forth under “—Change of Control.”

“Commission” means the Securities and Exchange Commission, or any successor agency thereto with respect to the regulation or registration of securities.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Comparable Treasury Issue” means the U.S. Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes being redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity.

“Comparable Treasury Price” means, with respect to any redemption date:

(1) the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”; or

(2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations obtained by the Quotation Agent on the third business day preceding such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Quotation Agent obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of (i) Consolidated Net Income and (ii) to the extent Consolidated Net Income has been reduced thereby, (a) all income taxes of such Person and its Subsidiaries paid or accrued in accordance with GAAP for such period, (b) Consolidated Interest Expense, (c) annual fees up to $1.0 million and other fees and expenses paid pursuant to the Management Services Agreement and (d) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(i) the incurrence or repayment of any Indebtedness of such Person or any of its Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and including, without limitation, by giving pro forma effect to any Consolidated EBITDA (provided that such pro forma Consolidated EBITDA shall be calculated in a manner consistent with the exclusions in the definition of “Consolidated Net Income”) attributable to the assets which are the subject of the Asset Acquisition or Asset Sale during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Asset Sale or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness. Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio,” (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of (i) Consolidated Interest Expense (excluding any amortization or write off of deferred financing costs), plus (ii) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person paid in cash, Indebtedness or Disqualified Capital Stock during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication: (i) the aggregate of the interest expense of such Person and its Subsidiaries for such period determined on a consolidated basis in accordance with GAAP (excluding any accruals of dividends on Preferred Stock that are not paid in cash in such period, Indebtedness or Disqualified Capital Stock), including, without limitation, (a) any amortization of debt discount, (b) the net costs under Interest Swap Obligations, (c) all capitalized interest and (d) the interest portion of any deferred payment obligation; and (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (a) after-tax gains from Asset Sales or abandonments or reserves relating thereto, (b) after-tax items classified as extraordinary or nonrecurring gains or losses, (c) the net income (but not loss) of any Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is restricted by contract, operation of law or otherwise, (d) the net income of any Person, other than a Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly Owned Subsidiary of the referent Person by such Person, (e) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date, (f) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued), (g) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets and (h) accruals of dividends on

Preferred Stock that are not paid in cash in such period, Indebtedness or Disqualified Capital Stock, to the extent that accrued dividends are classified as interest expense in accordance with GAAP.

“Consolidated Net Tangible Assets” means the aggregate amounts of assets of the Company (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (other than obligations under the Indenture or current maturities of long-term Indebtedness), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Company and the Subsidiaries on a consolidated basis and in accordance with GAAP.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of such Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Subsidiaries reducing Consolidated Net Income of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (including, without limitation, any LIFO adjustments, but excluding any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Covenant Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Credit Agreement” means credit agreement(s) entered into by the Company and one or more banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing or letters of credit, and all amendments thereto, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof, in any case, on or prior to the final maturity date of the Notes.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Indebtedness” means with respect to any Person, without duplication:

(i) all Obligations of such Person for borrowed money;

(ii) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(iii) all Capitalized Lease Obligations of such Person;

(iv) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

(v) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction;

(vi) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (i) through (v) above and clause (viii) below;

(vii) all Obligations of any other Person of the type referred to in clauses (i) through (vi) which are secured by any lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(viii) all Obligations under currency agreements and interest swap agreements of such Person; and

(ix) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant to Persons engaged in a Related Business, in each case, of nationally recognized standing that is, in the judgment of the Company’s Board of Directors, qualified to perform the task for which it has been engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person. “Investment” shall exclude extensions of trade credit by the Company or any

Subsidiary on commercially reasonable terms in accordance with normal trade practices of the Company or such Subsidiary, as the case may be. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, the Company no longer owns, directly or indirectly, 100% of the outstanding Common Stock of such Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Subsidiary not sold or disposed of.

“Issue Date” means the date of original issuance of the Notes.

“Legal Defeasance” has the meaning set forth under “—Legal Defeasance and Covenant Defeasance.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law).

“Management Services Agreement” means that certain Management Services Agreement dated as of the Issue Date by and between Leonard Green & Partners, L.P., on the one hand, and the Company, on the other hand, providing for fees, expenses and reimbursements to be paid to Leonard Green & Partners, L.P., as such Management Services Agreement may be amended from time to time so long as such amendments are in compliance with the provisions of the covenant described under the caption “—Certain Covenants—Limitations on Transactions With Affiliates.” Payments may not be made pursuant to the Management Services Agreement if an Event of Default under the Indenture has occurred and is continuing provided that any fees that have not been paid during the continuation of such an event of default that is subsequently cured may be paid promptly following such cure. In the event of bankruptcy, liquidation, insolvency or winding-up of the Company, the payment of all accrued and unpaid fees pursuant to the Management Services Agreement is subordinated to the prior payment in full of all amounts due and owing under the Indenture governing the Notes.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Subsidiaries from such Asset Sale net of (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements, (c) repayment of Indebtedness that is required to be repaid in connection with such Asset Sale, (d) appropriate amounts to be provided by the Company or any Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, and (e) that portion of the cash or Cash Equivalents attributable to the Capital Stock of a Subsidiary which is not a Wholly Owned Subsidiary of the Company held, directly or indirectly, by any Person which is not the Company or a Wholly Owned Subsidiary of the Company.

“Net Proceeds Offer” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Amount” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Payment Date” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Net Proceeds Offer Trigger Date” has the meaning set forth under “—Certain Covenants—Limitation on Asset Sales.”

“Obligations” means all obligations for principal, premium, additional interest, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Permitted Holders” means Leonard Green & Partners, L.P., GCP California Fund, L.P. and senior management of the Company as in effect on the Issue Date, including in each case their respective Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(i) Indebtedness represented by the Notes to be issued on the date of the Indenture and the Exchange Notes to be issued pursuant to the Registration Rights Agreement;

(ii) Indebtedness incurred by the Company pursuant to a Credit Agreement(s) in an aggregate principal amount at any time outstanding not to exceed the greater of (a) $105.0 million less the amount of any prepayments made with the proceeds of an Asset Sale or assumed in connection with an Asset Sale and (b) the sum of 85% of the total accounts receivable and 60% of the total inventory of the Company and its Subsidiaries;

(iii) other Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date;

(iv) Interest Swap Obligations of the Company covering Indebtedness of the Company or any of its Subsidiaries and Interest Swap Obligations of any Subsidiary of the Company covering Indebtedness of such Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and its Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

(v) Indebtedness of a Subsidiary of the Company to the Company or to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than the Company or a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the issuer of such Indebtedness;

(vi) Indebtedness of the Company to a Wholly Owned Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Subsidiary of the Company, in each case subject to no Lien held by a Person other than a Wholly Owned Subsidiary of the Company; provided that if as of any date any Person other than a Wholly Owned Subsidiary of the Company owns or holds any such Indebtedness or any Person other than a Wholly Owned Subsidiary of the Company holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

(vii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two business days of incurrence;

(viii) Indebtedness of the Company or any of its Subsidiaries represented by letters of credit for the account of the Company or such Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(ix) Refinancing Indebtedness;

(x) Capitalized Lease Obligations and Purchase Money Indebtedness of the Company or any of its Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any one time outstanding; and

(xi) additional Indebtedness of the Company in an aggregate principal amount not to exceed $10.0 million at any one time outstanding.

“Permitted Investments” means:

(i) Investments by the Company or any Subsidiary of the Company in any Person that is or will become, or Investments by the Company or any Subsidiary of the Company which result in any Person becoming, in any case, immediately after such Investment, a Subsidiary of the Company or that will merge or consolidate into the Company or a Subsidiary of the Company;

(ii) Investments by any Subsidiary of the Company in the Company;

(iii) Investments in cash and Cash Equivalents;

(iv) loans and advances to employees and officers of the Company and its Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $500,000 at any one time outstanding;

(v) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(vi) Investments made by the Company or its Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales”; and

(vii) other Investments in the aggregate amount outstanding at any one time of up to $10 million.

“Permitted Liens” means the following types of Liens:

(i) Liens securing Indebtedness incurred by the Company pursuant to any Credit Agreement;

(ii) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Subsidiaries shall have set aside on their books such reserves as may be required pursuant to GAAP;

(iii) statutory and contractual Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(iv) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(v) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(vi) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Subsidiaries;

(vii) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(viii) Liens securing Purchase Money Indebtedness of the Company or any Subsidiary of the Company acquired in the ordinary course of business; provided, however, that (a) the Purchase Money Indebtedness shall not exceed the cost of such property or assets and shall not be secured by any property or assets of the Company or any Subsidiary of the Company other than the property and assets so acquired and (b) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;

(ix) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(x) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(xi) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Subsidiaries, including rights of offset and set-off;

(xii) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xiii) Liens securing Acquired Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness”; provided that (a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company and (b) such Liens do not extend to or cover any property or assets of the Company or of any of its Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Subsidiary of the Company;

(xiv) Liens created under the Indenture;

(xv) Liens securing Indebtedness incurred pursuant to clause (x) of the definition of Permitted Indebtedness; and

(xvi) Liens incurred with respect to obligations that do not exceed 10% of Consolidated Net Tangible Assets at the time of incurrence thereof.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, association, joint-stock company, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Subsidiaries incurred in connection with the purchase of businesses (including Capital Stock of businesses primarily engaged in a Related Business), properties or assets for the business of the Company and its Subsidiaries and any Refinancing thereof.

“Qualified Capital Stock” means the Series A Preferred Stock and any other Capital Stock that is not Disqualified Capital Stock.

“Quotation Agent” means the Reference Treasury Dealer appointed by the trustee to act as the Quotation Agent after consultation with the Company.

“Recapitalization” means the merger of LPM Acquisition LLC with and into the Company on the date of the Indenture and related transactions.

“Reference Date” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Reference Treasury Dealer” means one of Banc of America Securities LLC, Lehman Brothers Inc. or UBS Securities LLC or their successors; provided that if those firms cease to be primary U.S. Treasury securities dealers in New York City (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to any redemption date, the average of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing by any Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Subsidiary of the Company of Indebtedness incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness” (other than pursuant to clause (ii), (iv), (v), (vi), (vii), (x) or (xi) of the definition of Permitted Indebtedness), to the extent that such Refinancing does not (1) result in an increase in the aggregate principal amount of the Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing) or (2) create Indebtedness with (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the Notes, then such Refinancing Indebtedness shall be subordinate to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Related Business” means a business whose revenues are derived from the general business conducted by the Company on the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Restricted Payments” has the meaning set forth under “—Certain Covenants—Limitation on Restricted Payments.”

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Subsidiary of any property, whether owned by the Company or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Subsidiary to such Person or to any other Person by whom funds have been or are to be advanced on the security of such Property.

“Series A Preferred Stock” means the Series A Preferred Stock of the Company issued pursuant to the Certificate of Designation, Preferences and Rights of Series A Redeemable Preferred Stock, as in effect on the Issue Date.

“Significant Subsidiary” shall have the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Subsidiary,” with respect to any Person, means (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or (ii) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Surviving Entity” has the meaning set forth under “—Certain Covenants—Merger, Consolidation and Sale of Assets.”

“Wholly Owned Subsidiary” of any Person means any Subsidiary of such Person of which all the outstanding voting securities (other than in the case of a foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly Owned Subsidiary of such Person.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following summary is a description of the material United States federal income tax consequences relating to the exchange offer and the acquisition, ownership and disposition of the notes. The discussion is for general information only and does not consider all aspects of federal income taxation that may be relevant to the purchase, ownership and disposition of notes by a holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of the exchange offer and ownership of the notes by investors who do not hold notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities;

•	United States expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the notes as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment;

•	controlled foreign corporations and foreign personal holding companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. holders that have a functional currency other than the U.S. dollar; or

•	except to the extent discussed under “Non-U.S. Holders,” beneficial owners of the notes that are not U.S. holders.

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. As used in this discussion, you are a “U.S. holder” of a note if you are a beneficial owner of notes that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of notes that is an individual, corporation, estate, or trust and is not a U.S. person.

The U.S. federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

This summary is based on the Code, existing and proposed Treasury Regulations promulgated thereunder, administrative pronouncements, and judicial decisions, all as in effect of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion does not address the effect of any applicable state, local or foreign tax law.

You should consult your own tax advisor regarding the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Federal Income Tax Consequences of the Exchange Offer

The exchange of the original notes for exchange notes pursuant to this exchange offer will not be treated as an “exchange” for United States federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. As a result, a holder will not be required to recognize any gain or loss as a result of the exchange offer. In addition, each holder will have the same adjusted issued price, adjusted basis, and holding period in the exchange notes as it had in the outstanding notes immediately prior to the exchange.

Federal Income Tax Consequences of the Ownership and Disposition of the Exchange Notes to U.S. Holders

Stated Interest on the Notes. Interest payable on the notes (“stated interest”) generally will be includible in your gross income when accrued or received in accordance with your regular method of accounting for United States federal income tax purposes.

Amortizable Bond Premium. If a U.S. holder purchases a note for an amount in excess of its principal amount, the note will be considered to have “amortizable bond premium” equal in amount to such excess. A U.S. holder may elect to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect of the note during the taxable year by the amortized amount of such excess for the taxable year. Any election to amortize bond premium applies to all taxable debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service. Persons considering making this election should consult their own tax advisors.

Sale or Redemption of the Notes. Upon the sale, redemption or retirement of the notes, you will recognize gain or loss equal to the difference between the amount of cash or other property received (other than any amount attributable to accrued but unpaid interest, which will be taxable as such to the extent not already included in income) and your adjusted tax basis in the notes (your adjusted tax basis in your notes generally will be your purchase price for the notes). Any gain or loss you realize upon a sale or disposition of a note generally will be capital gain or loss. This gain or loss will be long-term capital gain or loss if you have held the notes for more than one year prior to such sale or other disposition.

Market Discount. If a U.S. holder purchases a note for an amount that is less than its principal amount by more than a de minimis amount, the excess of the principal amount over the U.S. holder’s purchase price will be treated as “market discount.”

Under the market discount rules, a U.S. holder will be required to treat any gain realized on the sale, exchange, retirement or other taxable disposition of a note as ordinary income to the extent of the lesser of (i) the amount of such realized gain, or (ii) the market discount which has not previously been included in income and is treated as having accrued through the time of such disposition. Market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note unless the U.S. holder elects to accrue market discount on a constant yield basis. A U.S. holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity of the note or certain earlier dispositions.

A U.S. holder may elect to include market discount in income currently as it accrues, in which case the rules described above regarding the treatment as ordinary income of gain upon the disposition of the note and regarding the deferral of interest deductions will not apply. Any election to include market discount in income currently as it accrues applies to all market discount bonds acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Internal Revenue Service. Persons considering making this election should consult their tax advisors.

Information Reporting and Backup Withholding. When required, we or our paying agent will report to you and the IRS amounts paid on or with respect to the notes during each calendar year and the amount of tax, if any, withheld from such payments. You may be subject under certain circumstances to backup withholding at a current rate of 28% (subject to change in respect of payments made after December 31, 2010) with respect to payments on your notes. Generally, backup withholding will apply only if:

•	you fail to provide your taxpayer identification number (“TIN”) (which, for an individual, is the individual’s social security number) to the withholding agent;

•	you provide an incorrect TIN;

•	you are notified by the IRS that you have failed to properly report payments of interest and dividends and the IRS has notified us that you are subject to backup withholding; or

•	you fail, under certain circumstances, to provide the withholding agent with a certified statement, signed under penalty of perjury, that the TIN you provided is your correct TIN and that you are not subject to backup withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules is allowable as a refund or credit against your United States federal income tax liability, provided that the required information timely is furnished to the IRS. You should consult your tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

Federal Income Tax Consequences of the Ownership and Disposition of the Exchange Notes to Non-U.S. Holders

Interest on the Notes. Subject to the discussion below concerning backup withholding, under the “portfolio interest exemption”, the payment by us or our paying agent of interest on a note owned by a non-US. holder will not be subject to United States federal withholding tax, provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of Section 871(h)(3) of the Code and the Treasury Regulations thereunder;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you satisfy certain certification requirements (summarized below).

In order to claim exemption from withholding tax on payments of interest on your notes, current Treasury Regulations generally require that:

•	you (or your agent) must deliver to the withholding agent an IRS Form W-8BEN (or suitable successor form), signed by you or your agent on your behalf, claiming exemption from withholding;

•	if you hold your notes through a securities clearing organization or certain other financial institutions, the organization or institution that holds your notes must provide a signed statement to the withholding agent that is accompanied by an IRS Form W-8BEN (or suitable successor form) provided by you to that same organization or institution.

Special rules may apply to the certifications that must be provided by entities such as partnerships, estates, trusts and intermediaries. You should consult your tax advisor regarding the application of the U.S. withholding tax rules to your particular circumstances.

If the requirements of the portfolio interest exemption described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest on the notes that is paid to a non-U.S. holder, unless either: (a) an applicable income tax treaty reduces or eliminates such tax, and the non-U.S. holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN (or suitable successor) establishing qualification for benefits under the treaty, or (b) the interest is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and the non-U.S. holder provides an appropriate statement to that effect on a properly completed and duly executed IRS Form W-8ECI (or suitable successor form).

If a non-U.S. holder is engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, the non-U.S. holder will be required to pay U.S. federal income tax on that interest on a net income basis (and the 30% withholding tax described above will not apply provided the appropriate statement is provided to us) generally in the same manner as a U.S. person. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the U.S. and its country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder in the U.S. and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN. In addition, a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the U.S.

Sale of Notes. Subject to the discussion of backup withholding below, if you sell or otherwise dispose of your notes in a transaction that is treated as a sale or exchange for United States federal income tax purposes, you generally will not be subject to United States federal income tax (or any withholding thereof) on any gain you recognize on this transaction, unless:

•	the gain is effectively connected with the conduct of your trade or business in the United States (and, in some circumstances, the gain is attributable to a U.S. permanent establishment of the non-U.S. holder or a fixed base in the case of an individual under an applicable income tax treaty); or

•	you are an individual who is present in the United States for 183 days or more in the year in which you disposed of your notes and certain other conditions are met.

If the first exception applies, the non-U.S. holder will generally be subject to U.S. federal income tax on the net gain derived from the sale, exchange or other disposition of the notes in the same manner as a U.S. person. If the second exception applies, the non-U.S. holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which its U.S.-source capital gains exceed its U.S.-source capital losses. In addition, corporate non-U.S. holders may be subject to a 30% branch profits tax on any such effectively connected gain. If a non-U.S. holder is eligible for the benefits of an income tax treaty between the United States and its country of residence, the U.S. federal income tax treatment of any such gain may be modified in the manner specified by the treaty.

Information Reporting and Backup Withholding. When required, we or our paying agent will report to the IRS and to you the amount of any interest paid on the notes in each calendar year, and the amount of U.S. federal income tax withheld, if any, with respect to these payments.

Non-U.S. holders who have provided certification as to their non-U.S. status or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied. Payments of the proceeds from the sale of a note to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, additional information reporting, but generally not backup withholding, may apply to those payments if the broker is one of the following: (a) a United States person, (b) a controlled foreign corporation for U.S. federal income tax purposes, (c) a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a U.S. trade or business, or (d) a foreign partnership with specified connections to the United States.

Payment of the proceeds from a sale of a note to or through the United States office of a broker will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding, provided that neither we nor our agent have actual knowledge or reason to know that such certification is unreliable or that the conditions of the exemption are in fact not satisfied.

Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules is allowable as a refund or credit against your United States federal income tax liability, provided that the required information timely is furnished to the IRS. You should consult your tax advisor regarding qualifications for exemption from backup withholding and the procedure for obtaining such an exemption.

THE PRECEDING DISCUSSION OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES IS FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF ANY CHANGES IN U.S. FEDERAL OR OTHER APPLICABLE TAX LAWS.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the notes (and exchange notes) by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the notes (or exchange notes) of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA and the Code.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The acquisition and/or holding of notes (or exchange notes) by an ERISA Plan with respect to which the issuer, the initial purchasers, or a subsidiary guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of the notes (or exchange notes). These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemption will be satisfied.

Because of the foregoing, the notes (and exchange notes) should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of a note (and an exchange note), each purchaser and subsequent transferee of a note (or exchange notes) will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the notes (and exchange notes) constitutes assets of any Plan or (ii) the purchase and holding of the notes (and exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violation under any applicable Similar Law.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Law to such investment and whether an exemption would be applicable to the purchase and holding of the notes (or registered notes exchanged for the notes pursuant to the exchange offer).

PLAN OF DISTRIBUTION

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer in exchange for the original notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is (i) an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, (ii) a broker-dealer who acquired original notes directly from us or (iii) broker-dealers who acquired original notes as a result of market-making or other trading activities) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such exchange notes are acquired in the ordinary course of such holders’ business, and such holders are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes; provided that broker-dealers, referred to herein as Participating Broker-Dealers, receiving exchange notes in the exchange offer will be subject to a prospectus delivery requirement with respect to resales of such exchange notes. To date, the staff of the SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as the exchange pursuant to the exchange offer (other than a resale of an unsold allotment from the sale of the original notes to the initial purchasers) with the prospectus contained in the exchange offer registration statement. Pursuant to the registration rights agreement, we have agreed to permit Participating Broker-Dealers and other persons, if any, subject to similar prospectus delivery requirements to use this prospectus in connection with the resale of such exchange notes. We have agreed that, for a period not to exceed 180 days from the date on which the exchange offer registration statement is declared effective, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests such documents in the letter of transmittal.

Each holder of the original notes who wishes to exchange its original notes for exchange notes in the exchange offer will be required to make certain representations to us as set forth in “The Exchange Offer—Terms and Conditions of the Letter of Transmittal.” In addition, each holder who is a broker-dealer and who receives exchange notes for its own account in exchange for original notes that were acquired by it as a result of market-making activities or other trading activities, will be required to acknowledge that it will deliver a prospectus in connection with any resale by it of such exchange notes.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any brokers or dealers and will indemnify holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, as set forth in the registration rights agreement.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of Leslie’s Poolmart, Inc. as of October 2, 2004 and September 27, 2003, and for each of the three fiscal years in the period ended October 2, 2004, included in this prospectus have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The indenture governing the notes provides that, regardless of whether we are at any time required to file reports with the SEC, we will file with the SEC and furnish to the holders of the notes all such reports and other information as would be required to be filed with the SEC if we were subject to the reporting requirements of the Exchange Act. In addition, we will furnish to the holders of the notes and to prospective investors, upon request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Leslie’s Poolmart, Inc.

3925 E. Broadway Road, Suite 100

Phoenix, AZ 85040

Phone: (602) 366-3999

This prospectus refers to certain important business and financial information about us that is not included in or delivered with this prospectus. This information is available to security holders without charge upon written or oral request to our address or telephone number listed above. To obtain timely delivery, security holders must request the information no later than five business days prior to the expiration date of the exchange offer.

LESLIE’S POOLMART, INC.

Consolidated Balance Sheets

	January 1, 2005	October 2, 2004
	(unaudited) (restated)	(restated)
	(Dollar amounts in thousands)
ASSETS

Current assets:
Cash and cash equivalents	$3,747	$20,839
Accounts and other receivables, net	4,190	10,505
Inventories	67,822	54,765
Prepaid expenses and other current assets	2,219	1,404
Deferred tax assets	6,981	6,981

Total current assets	84,959	94,494

Property, plant and equipment, at cost, net of accumulated depreciation	39,053	40,603
Goodwill, net	7,460	7,460
Deferred financing costs, net	1,744	1,811
Other assets	491	468

Total assets	$133,707	$144,836

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$27,248	$22,247
Accrued expenses	25,832	30,643
Income taxes payable	1,670	8,250

Total current liabilities	54,750	61,140

Revolving commitment	2,000	—
Other long term liabilities	18,705	16,917
Redeemable preferred stock, $0.001 par value; authorized—2,000,000 shares; Issued and outstanding—46,417 Series A at January 2, 2005 and 46,316 Series A at October 2, 2004	46,417	46,316
Senior notes	59,495	59,495
Deferred tax liabilities	59	59

Total liabilities	181,426	183,927

Commitments and contingencies	—	—

Stockholder’s equity (deficit):
Common stock, $0.001 par value, authorized 12,000,000 shares, Issued and outstanding 7,371,586 shares at January 1, 2005 and 7,369,502 at October 2, 2004	7	7
Stock subscriptions receivable	(450)	(450)
Paid-in capital	(44,709)	(44,714)
Retained earnings (deficit)	(2,567)	6,066

Total stockholders’ deficit	(47,719)	(39,091)

Total liabilities and stockholders’ equity (deficit)	$133,707	$144,836

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Consolidated Statements of Operations (unaudited)

	13 Weeks Ended
	January 1, 2005	December 27, 2003
	(Dollar amounts in thousands)
Sales	$40,937	$40,820
Cost of merchandise and services sold, including warehousing and transportation expenses, and related occupancy costs	21,565	22,390

Gross profit	19,372	18,430
Selling, general and administrative expenses	28,798	27,731

Operating loss	(9,426)	(9,301)

Other (income) expense:
Interest expense	3,649	1,782
Interest income	—	(5)
Loss on disposition of fixed assets	23	284

Total other expense	3,672	2,061

Loss before taxes	(13,098)	(11,362)

Income tax benefit	(4,465)	(4,483)

Net loss	(8,633)	(6,879)

Series A Preferred Stock dividends and accretion	—	1,692

Loss applicable to common stockholders	$(8,633)	$(8,571)

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Consolidated Statements of Cash Flows

	13 Weeks Ended
	January 1, 2005	December 27, 2003
	(unaudited) (restated)	(unaudited) (restated)
	(Dollar amounts in thousands)
Operating activities:
Net loss	$(8,633)	$(6,879)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,949	2,715
Preferred stock dividend and accretion	1,962	—
Amortization of loan fees and discounts	67	155
Allowance for doubtful accounts	86	75
Loss on disposition of assets	23	284
Changes in operating assets and liabilities
Accounts and other receivables	6,229	3,402
Inventories	(13,057)	(11,678)
Prepaid expenses and other current assets	(815)	(489)
Other assets	(23)	8
Accounts payable and accrued expenses	117	(1,452)
Income taxes payable	(6,580)	(7,321)

Net cash used in operating activities	(17,675)	(21,180)

Investing activities:
Purchase of property, plant and equipment	(1,422)	(665)
Proceeds from disposition of property, plant and equipment	—	13

Net cash used in investing activities	(1,422)	(652)

Financing activities:
Net line of credit borrowings	2,000	14,513
Issuance of common stock	5	—
Payment of deferred financing cost	—	(260)

Net cash provided by financing activities	2,005	14,253

Net decrease in cash and cash equivalents	(17,092)	(7,579)

Cash and cash equivalents at beginning of period	20,839	10,022

Cash and cash equivalents at end of period	$3,747	$2,443

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements (unaudited)

1. Restatement of Previously Issued Financial Statements

Following a review of the Company’s lease accounting, the Company has reclassified tenant improvement allowances from a contra asset in property, plant and equipment, net to accrued expenses in the consolidated balance sheets. The amortization of the tenant improvement allowances has also been reclassified from a reduction of depreciation and amortization expense to a reduction of occupancy expense in the consolidated statements of operations. Finally, the receipt of tenant improvement allowances has been reclassified in the consolidated statement of cash flows by increasing purchase of property, plant and equipment, and decreasing net cash used in operating activities.

The following table reflects the effect of the restatement on the Consolidated Balance Sheet (in thousands):

	As of January 1, 2005		As of October 2, 2004
	As Previously Reported	As Restated	As Previously Reported	As Restated
Selected Balance Sheet Data:
Property, plant and equipment, at cost, net of accumulated depreciation	$36,882	$39,053	$38,359	$40,603
Total assets	131,536	133,707	142,592	144,836
Other long term liabilities	16,534	18,705	14,673	16,917
Total liabilities	179,255	181,426	181,683	183,927
Total liabilities and stockholder’s equity (deficit)	131,536	133,707	142,592	144,836

The following table reflects the effect of the restatement on the Consolidated statements of Cash Flows (in thousands):

	As of January 1, 2005		As of December 27, 2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
Selected Cash Flow Data:
Depreciation and amortization	$2,782	$2,949	$2,559	$2,715
Accounts payable, expenses and other liabilities	190	117	(1,317)	(1,452)
Net cash provided by operating activities	(17,769)	(17,675)	(21,201)	(21,180)
Purchase of property, plant and equipment	(1,328)	(1,422)	(644)	(665)
Net cash used in investing activities	(1,328)	(1,422)	(631)	(652)

2. Presentation and Financial Information

The accompanying unaudited consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the 13-week period ended January 1, 2005 are not necessarily indicative of the results that may be expected for the year ended October 1, 2005.

The balance sheet at January 1, 2005 has been derived from the unaudited financial statements at that date but does not include all of the information and footnotes required by United States generally accepted accounting principles for complete financial statements.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

3. Organization and Operation

Leslie’s Poolmart, Inc. which is sometimes referred to as the “Company” or “Leslie’s” in this report, is a specialty retailer of swimming pool supplies and related products. The Company markets its products under the trade name Leslie’s Swimming Pool Supplies through 468 retail stores in 36 states; a nationwide mail order catalog; and an Internet E-commerce capability. The Company also repackages certain bulk chemical products for retail sale. The Company’s business is highly seasonal as the majority of its sales and all of its operating profits are generated in the quarters ending in June and September.

4. Stock Based Compensation

The Company has adopted the provisions of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” which amends SFAS No. 123 “Accounting for Stock-Based Compensation”. The Company has adopted the disclosure only provision of SFAS No. 123 and accordingly recognizes no compensation expense for employee stock option grants. Had compensation expense for these plans been determined consistent with SFAS No. 123, the Company’s net loss would have been increased by $38,000 and $20,000 for the 13 weeks ended January 1, 2005 and December 27, 2003, respectively.

5. Inventories

Inventories consists of the following:

	January 1, 2005	October 2, 2004
	Amounts in thousands
Raw materials and supplies	$1,430	$355
Finished goods	67,820	55,657
Reserve	(1,428)	(1,247)

Total Inventories	$67,822	$54,765

6. Redeemable Preferred Stock

Effective October 3, 2004, the Company adopted the provisions of SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The effect of SFAS No. 150 was to reclassify the redeemable preferred stock balance from the mezzanine section of the balance sheet to a liability classification on the balance sheet. In addition, the dividend payable and the accretion of the preferred stock are classified as interest expense instead of charging it against the retained deficit. The amount of interest recorded during the 13-week period ended January 1, 2005 was $1.96 million related to preferred stock accretion.

7. Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123; (Revised 2004) (Statement 123(R)) “Share-Based Payment”, which revised of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB opinion 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95, “Statement of Cash Flows”. Statement 123(R) requires all share-based payments to employees to be recognized in the financial statements based on their fair market values. We will adopt this standard beginning October 2, 2005. As permitted by Statement 123, we

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

currently account for share-based payments to employees using APB Opinion 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of Statements 123(R)’s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because such impact will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, our net loss would have been increased by $38,000 and $20,000 for the thirteen weeks ended January 1, 2005 and December 27, 2003, respectively. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

8. Subsequent Events

Recapitalization

On January 25, 2005, Leslie’s completed a recapitalization. The recapitalization was effected through a merger transaction that was financed by a private placement of new notes and borrowings under an amended credit facility.

Pursuant to an Agreement and Plan of Merger between Leslie’s and LPM Acquisition LLC (“LPM”), LPM was merged with and into Leslie’s, with Leslie’s continuing as the surviving entity in the merger (the “Merger”). Immediately prior to the consummation of the merger, GCP California Fund, L.P. (“GCP”) and certain other Leslie’s stockholders contributed all or a portion of their existing Leslie’s common stock to LPM, and GCP and others contributed $51.1 million to LPM, in exchange for common and preferred units of LPM which were subsequently converted into common and preferred stock of Leslie’s in the Merger.

In the merger, each of Leslie’s existing shares of common stock (other than those that were contributed to LPM) were exchanged for $15.00 cash consideration, and each of Leslie’s 46.4 million shares of preferred stock were exchanged for $64.5 million, which was the amount payable under the optional redemption provisions of the preferred stock as if it had been redeemed on the closing date of the merger.

Offering

On January 25, 2005, Leslie’s sold, through a private placement exempt from the registration requirements under the Securities Act of 1933, as amended (the “Securities Act”), $170 million in aggregate principal amount of its 7.75% Senior Notes due 2013 (the “Original Notes”), with net proceeds, after fees and discounts, of $164.3 million. The Original Notes were sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in accordance with Regulation S under the Securities Act. The Original Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Leslie’s used the net proceeds of this offering to finance the Merger and to consummate the tender offer for its 10 3/8% Senior Notes due 2008.

Amended Credit Facility

On January 25, 2005, Leslie’s and LPM Manufacturing, Inc., a wholly owned subsidiary of Leslie’s, entered into an Amended and Restated Loan and Security Agreement (the “Loan Agreement”) with the lenders noted therein and Wells Fargo Retail Finance LLC as agent for the Lenders. The Loan Agreement provides for the extension by the lenders of revolving loans and other financial accommodations to Leslie’s and LPM Manufacturing, Inc. in an aggregate principal amount of $75.0 million. The Company’s obligations under the amended credit facility will be secured by a lien on substantially all of the Company assets. In addition to the

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

$75.0 million commitment, the total commitment will be increased by $30.0 million via a temporary over-advance facility through June 30, 2005. At the Company’s option, the over-advance facility will again be available in the amount of $20.0 million from September 30, 2005 through March 31, 2006. Finally, at the lender’s discretion, an over-advance facility of $10.0 million may be available to the Company from September 30, 2006 through March 31, 2007.

Tender Offer

As part of the recapitalization, Leslie’s commenced a cash tender offer (the “Tender Offer”) for any and all of its 10 3/8% Senior Subordinated Notes due 2008 (the “Existing Notes”) and a consent solicitation to amend the related indenture (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”). On January 11, 2005, the Company entered into a supplemental indenture (the “Supplemental Indenture”) with The Bank of New York Trust Company, N.A., as the trustee, supplementing the Indenture dated as of May 21, 2003 (the “Indenture”) as contemplated by the terms of its Offer. The Supplemental Indenture eliminated substantially all of the restrictive covenants and certain events of default under the Indenture relating to the Existing Notes.

The total consideration for the Existing Notes, which was paid in respect of Existing Notes accepted for payment that were validly tendered with consents and not withdrawn on or prior to 5:00 p.m., New York City time, on January 7, 2005, was $1,059.30 for each $1,000 principal amount of Existing Notes, which includes the consent payment of $30.00 per $1,000 principal amount of Existing Notes. Existing Notes accepted for payment that are validly tendered subsequent to 5:00 p.m., New York City time, on January 7, 2005 but on or prior to 5:00 p.m., New York City time, on February 2, 2005, received the tender offer consideration of $1,029.30 for each $1,000 principal amount of Existing Notes, which is equal to the total consideration minus the consent payment of $30.00 per $1,000 principal amount of Existing Notes. $55.5 million aggregate principal amount of the notes have been accepted by the Company in the Offer.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board Of Directors And Stockholders Of Leslie’s Poolmart, Inc.:

We have audited the accompanying consolidated balance sheets of Leslie’s Poolmart, Inc. and subsidiaries as of October 2, 2004 and September 27, 2003 and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended October 2, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Leslie’s Poolmart, Inc. and subsidiaries at October 2, 2004 and September 27, 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended October 2, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Note 1, “Restatement of Previously Issued Financial Statements,” the Company has restated previously issued Financial Statements as of October 2, 2004 and September 27, 2003 and the results of their cash flows for each of the three years in the period ended October 2, 2004.

/s/ ERNST & YOUNG LLP

Phoenix, Arizona

November 19, 2004, except for matters discussed in Note 1

as to which our date is April 15, 2005

LESLIE’S POOLMART, INC.

Consolidated Balance Sheets

	Fiscal Years Ended
	October 2, 2004	September 27, 2003
	(dollar amounts in thousands)
	(restated)	(restated)
ASSETS

Current Assets:
Cash and cash equivalents	$20,839	$10,022
Accounts and other receivables, net	10,505	7,801
Inventories, net	54,765	53,030
Prepaid expenses and other current assets	1,404	1,301
Deferred tax assets	6,981	6,028

Total current assets	94,494	78,182

Property, plant and equipment, at cost, net of accumulated depreciation	40,603	42,043
Goodwill, net	7,460	7,460
Deferred financing costs, net	1,811	2,069
Other assets	468	466

Total assets	$144,836	$130,220

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$22,247	$26,217
Accrued expenses	30,643	28,739
Income taxes payable	8,250	7,816

Total current liabilities	61,140	62,772

Other long term liabilities	16,917	9,198

Series A redeemable preferred stock, $0.001 par value; authorized—2,000,000 shares; Issued and outstanding—46,316 shares at October 2, 2004 and 45,915 shares at September 27, 2003	46,316	45,915
Senior notes	59,495	59,495
Deferred tax liabilities	59	1,017

Total liabilities	$183,927	$178,397

Commitments and contingencies

Stockholders’ equity (deficit):
Common stock, $0.001 par value, authorized 12,000,000 shares, Issued and outstanding 7,369,502 shares at October 2, 2004 and September 27, 2003, respectively	7	7
Stock subscription receivable	(450)	(450)
Paid—in capital	(44,714)	(44,714)
Retained earnings (deficit)	6,066	(3,020)

Total stockholders’ deficit	(39,091)	(48,177)

Total liabilities and stockholders’ equity (deficit)	$144,836	$130,220

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Consolidated Statements of Operations

	Fiscal Years Ended
	October 2, 2004	September 27, 2003	September 28, 2002
	(dollar amounts in thousands)
Sales	$356,041	$327,165	$313,311
Cost of merchandise and services sold, including warehousing and transportation expenses, and related occupancy costs	183,928	171,219	166,340

Gross profit	172,113	155,946	146,971
Selling, general and administrative expenses	137,881	128,290	125,079
Unusual expense	—	—	1,500
Amortization of goodwill	—	—	319

Operating income	34,232	27,656	20,073

Other (income) expense:
Interest expense	7,204	9,598	10,708
Write—off of debt issuance costs	—	420	—
Interest income	(32)	(32)	(18)
Loss on disposition of fixed assets	440	497	1,332

Total other expense	7,612	10,483	12,022

Income before taxes	26,620	17,173	8,051

Income tax expense	10,374	6,830	3,358

Net income	16,246	10,343	4,693

Series A preferred stock dividends and accretion	7,160	6,191	5,325

Income (loss) applicable to common shareholders	$9,086	$4,152	$(632)

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

	Common Stock		Stock Subscription Receivable	Additional Paid In Capital	Retained Earnings/ (Deficit)	Total Stockholders’ Equity/(Deficit)
	Number of Shares	Amount
	(dollar amounts in thousands, except share amounts)
Balance, at September 29, 2001	7,057,105	$7	$(450)	$(45,301)	$(3,020)	$(2,284)
Series A preferred stock dividends and accretion	—	—	—	—	(5,325)	(5,325)
Issuance common stock	8,333	—	—	17	—	17
Net income	—	—	—	—	4,693	4,693

Balance, at September 28, 2002	7,065,438	7	(450)	(45,284)	(7,172)	(52,899)
Series A preferred stock dividends and accretion	—	—	—	—	(6,191)	(6,191)
Issuance common stock(1)	390,270	—	—	1,070	—	1,070
Repurchase common stock	(86,206)	—	—	(500)	—	(500)
Net income	—	—	—	—	10,343	10,343

Balance, at September 27, 2003	7,369,502	7	(450)	(44,714)	(3,020)	(48,177)
Series A preferred stock dividends and accretion	—	—	—	—	(7,160)	(7,160)
Net Income	—	—	—	—	16,246	16,246

Balance, at October 2, 2004	7,369,502	$7	$(450)	$(44,714)	$6,066	$(39,091)

(1)	Inclusive of related income tax benefit of $655,000.

See accompanying notes to consolidated financial statements

LESLIE’S POOLMART, INC.

Consolidated Statements of Cash Flows

	Fiscal Years Ended
	October 2, 2004	September 27, 2003	September 28, 2002
	(dollar amounts in thousands)
	(restated)	(restated)	(restated)
OPERATING ACTIVITIES:
Net income	$16,246	$10,343	$4,693
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,281	10,186	9,631
Amortization of loan fees and discounts	518	1,174	664
Allowance for doubtful accounts	316	660	437
Deferred income taxes	(1,911)	855	(2,263)
Loss on disposition of assets	440	497	1,332
Changes in operating assets and liabilities:
Accounts and other receivables	(3,020)	(1,063)	(385)
Inventories	(1,735)	2,510	395
Prepaid expenses and other current assets	(103)	(66)	(59)
Other assets	(2)	92	(74)
Accounts payable and accrued expenses	(1,106)	7,966	4,040
Income taxes payable	434	(409)	2,226

Net cash provided by operating activities	21,358	32,745	20,637

INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(10,899)	(8,616)	(8,472)
Proceeds from disposition of property, plant and equipment	618	9	20

Net cash used in investing activities	(10,281)	(8,607)	(8,452)

FINANCING ACTIVITIES:
Payments of long-term debt	—	(30,519)	(974)
Purchase of common stock	—	(500)	—
Payments of deferred financing cost	(260)	(2,163)	—
Proceeds from issuance of common stock, net	—	1,070	17

Net cash used in financing activities	(260)	(32,112)	(957)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,817	(7,974)	11,228

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	10,022	17,996	6,768

CASH AND CASH EQUIVALENTS AT END OF YEAR	$20,839	$10,022	$17,996

See accompanying notes to consolidated financial statements.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements

1. Restatement of Previously Issued Financial Statements

Restatement and Reclassification

Following a review of the Company’s lease accounting, the Company has reclassified tenant improvement allowances from a contra asset in property, plant and equipment, net to accrued expenses in the consolidated balance sheets. The amortization of the tenant improvement allowances has also been reclassified from a reduction of depreciation and amortization expense to a reduction of occupancy expense in the consolidated statements of income. Finally, the receipt of tenant improvement allowances has been reclassified in the consolidated statement of cash flows by increasing purchase of property, plant and equipment, and increasing cash provided by operating activities.

The following table reflects the effect of the restatement on the Consolidated Balance Sheet (in thousands):

	As of October 2, 2004		As of September 27, 2003
	As Previously Reported	As Restated	As Previously Reported	As Restated
Selected Balance Sheet Data:
Property, plant and equipment, at cost, net of accumulated depreciation	$38,359	$40,603	$40,759	$42,043
Total assets	142,592	144,836	128,936	130,220
Other long term liabilities	14,673	16,917	7,914	9,198
Total liabilities	181,683	183,927	177,113	178,397
Total liabilities and stockholder’s equity (deficit)	142,592	144,836	128,936	130,220

The following table reflects the effect of the restatement on the Consolidated statements of Cash Flows (in thousands):

	Fiscal Years Ended
	October 2, 2004		September 27, 2003		September 28, 2002
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated
Selected Cash Flow Data:
Depreciation and amortization	$10,628	$11,281	$9,661	$10,186	$9,044	$9,631
Accounts payable, expenses and other liabilities	(2,066)	(1,106)	7,982	7,966	4,195	4,040
Net cash provided by operating activities	19,745	21,358	32,236	32,745	20,205	20,637
Purchase of property, plant and equipment	(9,286)	(10,899)	(8,107)	(8,616)	(8,040)	(8,472)
Net cash used in investing activities	(8,668)	(10,281)	(8,098)	(8,607)	(8,020)	(8,452)

Reclassification

The effect of the adoption of SFAS No. 150 has been reflected in each balance sheet presented as a reclassification of redeemable preferred stock balance from the mezzanine section of the balance sheet to a long term liability classification.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

2. Business and Operations

Leslie’s Poolmart, Inc. (the Company) is a specialty retailer of swimming pool supplies and related products. As of October 2, 2004, the Company marketed its products under the trade name Leslie’s Swimming Pool Supplies through 468 stores in 36 states and through mail order catalogs sent to selected swimming pool owners nationwide. The Company also repackages certain bulk chemical products for retail sale. The Company’s business is highly seasonal as the majority of its sales and all of its operating profits are generated in the quarters ending in June and September.

On June 11, 1997, Leslie’s Poolmart (a California corporation—“Leslie’s California”) reincorporated in Delaware by merging into a wholly-owned Delaware subsidiary (the “Reincorporation”), changed its name to Leslie’s Poolmart, Inc. and merged Poolmart USA Inc., a newly-formed corporation, with and into the Company (the “Recapitalization”). As a result of the Recapitalization, (i) each outstanding share of common stock of Leslie’s California was converted into $2.90 cash (other than 1,797,525 shares owned primarily by members of management); and (ii) outstanding options covering approximately 4,150,000 shares of common stock, including those not yet vested, were exercised and retired for payment of the difference between the exercise price and $2.90 per share. The total value of the shares and options cashed out approximated $94,300,000, plus $5,229,000 in expenses associated with this transaction. In connection with the Recapitalization, the Company changed the authorized capital of the Company to 12,000,000 shares of common stock with a $0.001 par value and 2,000,000 shares of preferred stock with a $0.001 par value.

In order to finance the merger, the Company issued $90.0 million of its 10.375% Senior Notes due 2003 (“Senior Notes due in 2004”) and sold 5,370,690 shares of its common stock for proceeds of $15.6 million. As indicated above, certain directors and members of management converted some of the Leslie’s California common shares which they owned into shares of the Company’s common stock.

Also in connection with the Recapitalization, the Company issued 28,000 shares of its Series A Preferred Stock of the Company, par value $0.001 per share, at $1,000 per share for a total consideration of $28.0 million, consisting of cash and an exchange of the $10.0 million principal amount of Convertible Subordinated Debentures of Leslie’s California held by a major supplier. In connection with this transaction, the holder of the Series A Preferred Stock received Warrants to purchase up to 15.0% of the shares of the Company’s common stock at a purchase price of $0.01 per share (subject to adjustment) for a period of ten years.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of the Company include Leslie’s Poolmart, Inc., and its wholly owned subsidiaries, LPM Manufacturing Inc., Sandy’s Pool Supply, Inc. and Blackwood & Simmons, Inc. All significant inter-company transactions and accounts have been eliminated.

Fiscal Periods

The Company’s fiscal year ends on the Saturday closest to September 30. The fiscal year ended on October 2, 2004, included 53 weeks and the fiscal years ended September 27, 2003 and September 28, 2002 included 52 weeks.

Cash and Cash Equivalents

The Company considers all investments with a maturity of three months or less when purchased to be cash equivalents.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

Accounts and Other Receivables, Net

Accounts and other receivables include allowances for doubtful accounts of $928,000, $1,125,000 and $717,000 at October 2, 2004, September 27, 2003 and September 28, 2002, respectively.

Allowance for doubtful accounts consists of the following:

	Balance at beginning of period	Additions Charged to costs and expenses	Deductions Write-off of Bad Debts	Balance at end of period
Balance at September 28, 2002	$422,000	$437,000	$(142,000)	$717,000
Balance at September 27, 2003	717,000	660,000	(252,000)	1,125,000
Balance at October 2, 2004	1,125,000	316,000	(513,000)	928,000

Inventories, Net

Inventories are stated at the lower of cost or market. The Company values inventory using the weighted average method.

Inventory reserves consist of the following:

	Balance at beginning of period	Additions Charged to costs and expenses	Deductions Write-off of Bad Debts	Balance at end of period
Balance at September 28, 2002	$142,000	$586,000	$(234,000)	$494,000
Balance at September 27, 2003	494,000	1,130,000	(433,000)	1,191,000
Balance at October 2, 2004	1,191,000	420,000	(364,000)	1,247,000

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Costs of normal maintenance and repairs are charged to expense as incurred.

Major replacements or improvements of property, plant and equipment are capitalized. When items are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is included in the statements of income.

Depreciation and amortization are computed using the straight-line method (considering appropriate salvage values) based on the following estimated average useful lives:

Buildings and improvements	5-39 years
Vehicles, machinery and equipment	3-10 years
Office furniture and equipment	3-7 years
Leasehold improvements	5-10 years

Goodwill

The excess of the acquisition price over the fair value of the net assets at the date of acquisition is included in the accompanying consolidated balance sheets as “Goodwill.” In accordance with the provisions of SFAS No. 141 Business Combinations and SFAS No. 142 Goodwill and Other Intangible Assets, the Company applied the

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

new rules on accounting for goodwill and other intangible assets deemed to have indefinite lives beginning on September 29, 2002. The Company also performed the required impairment tests of goodwill and indefinite lived intangible assets and there was no impairment identified. The Company no longer amortizes its goodwill under SFAS No. 142, but does subject its goodwill to periodic assessments as defined therein. The balance recorded at October 2, 2004 and September 27, 2003 was net of accumulated amortization of $3.1 million. The Company recorded no amortization for the years ended October 2, 2004 and September 27, 2003 and $319,000 for the year ended September 28, 2002.

Deferred Financing Costs

In connection with issuing the Senior Notes due 2004 and entering into a credit agreement in 1997, the Company paid $3.7 million in financing costs that are being deferred and amortized over the lives of the corresponding agreements. During fiscal 2003, the Company recorded $2.2 million in costs associated with the exchange of $59.5 million of Senior Notes due 2004 and concurrently expensed $420,000 of unamortized costs associated with the original 1997 Senior Note issuance. The balance recorded at October 2, 2004 and September 27, 2003 was net of accumulated amortization of $1.3 million and $744,000, respectively.

Income Taxes

The Company provides for deferred income taxes relating to timing differences in the recognition of income and expense items (primarily depreciation and amortization) for financial and tax reporting purposes. Deferred taxes at October 2, 2004 and September 27, 2003 include a provision for the differences between tax and financial asset values except that deferred taxes were not provided with respect to amounts allocated to goodwill.

Sales

Revenue on retail sales is recognized upon purchase by the customer. Revenue on services, is recognized as services are performed and the fee is fixed or determinable and collection is probable. Terms are customarily FOB shipping point or point of sale, net of related discounts. The Company does not provide an estimated allowance for sales returns as they are deemed to be immaterial.

Cost of Sales

Included in cost of sales are the costs of services and purchased goods, chemical repackaging costs and related distribution costs. The Company recognizes consideration received from vendors at the time the obligations to purchase products or perform services have been completed. These items are recorded as a reduction in cost of goods sold in the statement of operations.

Shipping and Handling Costs

The Company records shipping and handling costs paid by customers as revenue. Likewise, the actual costs for shipping and handling are charged to cost of sales.

Advertising

The Company expenses advertising during the period of the event. Advertising expense for the years ended October 2, 2004, September 27, 2003, and September 28, 2002 was approximately $8.3 million, $7.6 million, and $7.4 million, respectively.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for such stock option grants using the intrinsic-value method of accounting in accordance with Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, and the disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards. Also, the Company does not record any compensation expense in connection with our stock Option Plan. If stock options had been accounted for consistent with SFAS No. 123, these amounts would be amortized on a straight-line basis as compensation expense over the average holding period of the options and the Company’s net income would have decreased by $142,000 and $99,000 for the fiscal years ended 2004 and 2003, respectively and the Company’s net loss would have increased by $96,000 in fiscal year ended 2002.

Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of our stock options.

Fair Value of Financial Statements

The fair value of the $59.5 million Senior Notes due 2008 using quoted market prices as of October 2, 2004 is $66.9 million. The carrying amounts of other long-term debt approximate fair value because either the interest rate fluctuates based on market rates or interest rates appear to approximate market rates for similar instruments. The fair value estimates are subjective in nature and involve uncertainties and matters of judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements.

FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), was issued in January 2003 and addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies existing accounting for whether variable interest entities, as defined in FIN 46, should be consolidated in financial statements based upon the investee’s ability to finance activities without additional financial support and whether investors possess characteristics of a controlling financial interest. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. For variable interest entities created or acquired after January 31, 2003, the provision was to be applied for the first interim or annual period beginning after June 15, 2003. In October 2003, the FASB

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

delayed the effective date of this provision until the first interim or annual period ending after December 15, 2003. The Company does not have any variable interest entities and therefore this adoption will not have any effect on our results of operations or financial position.

In May 2003, SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective July 1, 2003. The Company at September 27, 2003 has $45.9 million of mandatorily redeemable preferred stock classified as mezzanine equity on the balance sheets. The effect of SFAS No. 150 will be to reclassify this balance from the mezzanine section of the balance sheet to a liability classification on the balance sheet. In addition, the accretion of the value of the preferred stock will be classified as interest expense instead of reducing retained deficit. In October 2003, the SFAS agreed to defer the effective date of Statement 150 to entities that have issued shares that are mandatorily redeemable on a fixed date at a fixed principal amount to fiscal periods beginning after December 15, 2003. Accordingly, the Company will adopt this standard beginning October 1, 2004. Had the standard been adopted, interest expense for the fiscal years ended October 2, 2004 and September 27, 2003 would have been increased by $7,160,000 and $6,191,000, respectively and preferred stock dividends and accretion in the statements of stockholders’ equity would have been reduced by the same amount.

4. Inventories

Inventories consist of the following:

	October 2, 2004	September 27, 2003
Raw materials and supplies	$355,000	$371,000
Finished goods	55,657,000	53,850,000
Reserve	(1,247,000)	(1,191,000))

Total Inventories	$54,765,000	$53,030,000

5. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	October 2, 2004	September 27, 2003
	(restated)	(restated)
Land	$5,865,000	$6,215,000
Buildings and addresses	8,571,000	8,815,000
Vehicles, machinery and equipment	4,540,000	4,240,000
Leasehold improvements	46,981,000	41,053,000
Office furniture, equipment and other	33,631,000	30,911,000
Construction-in-process	672,000	1,536,000

	100,260,000	92,770,000
Less—accumulated deprecation and amortization	59,657,000	50,727,000

Total Property, Plant and Equipment	$40,603,000	$42,043,000

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

6. Loan and Security Agreement

In June of 2000, the Company entered into a Loan and Security Agreement (the “Agreement”) with Wells Fargo Retail Finance LLC. Under the Agreement, maximum borrowings were $65.0 million with the minimum amount available not to fall below $40.0 million, reduced by outstanding letters of credit, and with a maturity date set at January 31, 2004. Under the Agreement, maximum borrowings are limited as a function of inventory or calculated EBITDA rates as defined in the Agreement.

On October 31, 2003, the Company amended the Agreement (the “Amended Agreement”) with Wells Fargo Retail Finance LLC. The Amended Agreement extends the maturity date to January 15, 2008 and allows the Company to optionally increase its maximum borrowing to $75.0 million. The Amended Agreement contains certain financial covenants that include minimum calculated EBITDA levels, maximum capital expenditure amounts, Fixed Charge Coverage Ratio, and Senior Leverage Ratio. As of October 2, 2004, the Company was in compliance with these covenants. At October 2, 2004 and September 27, 2003, there were no borrowings outstanding under the Agreement. Borrowings under the Agreement accrue interest at the lender’s reference rate or at LIBOR plus the applicable LIBOR rate margin. Based on the LIBOR rate margin at October 2, 2004, the interest rate was 3.3%. The margins are determined by calculated LTM EBITDA rates as defined in the Agreement.

7. Senior Notes

On June 11, 1997, the Company issued $90.0 million aggregate principal amount of its 10.375 percent Senior Notes due July 15, 2004 (the “2004 Notes”). The 2004 Notes were issued under an indenture by and between the Company and U.S. Trust Company of California, N.A., as trustee.

Interest on the 2004 Notes accrued at the rate of 10.375 percent per annum and was payable semi-annually in arrears on each January 15 and July 15 commencing on January 15, 1998. The 2004 Notes were redeemable, in whole or in part, at the option of the Company on or after July 15, 2001, at the specified redemption prices.

On May 16, 2003, the Company entered into exchange agreements with holders of a majority in principal amount of our 2004 Notes pursuant to which the Company exchanged 10.375 percent Senior Notes due 2008, Series A, (the “Series A Notes”) for the 2004 Notes held by them. The exchanges of the 2004 Notes closed on May 21, 2003. In connection with those exchanges, the Company entered into several registration rights agreements which required the exchange of the Series A Notes for registered 10.375 percent Notes due 2008, Series B (the “Series B Notes”). On September 8, 2003, the Company completed its offer to exchange up to $56.5 million aggregate principal amount of Series A Notes for the Series B Notes and a total of $3.0 million of Series A Notes remained outstanding. The remaining $30.5 million of the 2004 Notes were redeemed with cash.

The Series A Notes and the Series B Notes are generally unsecured obligations of the Company and will be subordinated to any secured indebtedness of the Company. In the event of a change of control, the Company will be required to make an offer to purchase all outstanding Notes at a price equal to 101 percent of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase.

The Series A Notes and the Series B Notes were issued under an indenture by and between the Company and The Bank of New York Trust Company, N.A., as trustee (the “Indenture”). The Indenture contains certain covenants which include, among other matters, limitations on the incurrence of additional indebtedness and the payment of dividends. As of October 2, 2004, the Company was in compliance with these covenants.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

8. Leases

The Company leases certain store, office, distribution and manufacturing facilities under operating leases which expire at various dates through 2013. Lease agreements generally provide for increases related to cost of living indices and require the Company to pay for property taxes, repairs and insurance. Future annual minimum lease payments at October 2, 2004 are as follows:

2005	$30,821,000
2006	25,521,000
2007	20,907,000
2008	15,294,000
2009	9,919,000
Thereafter	4,951,000

$107,413,000

Certain leases are renewable at the option of the Company for periods of one to ten years. Rent expense charged against income totaled $26.5 million, $24.3 million, and $23.8 million in fiscal years 2004, 2003 and 2002 respectively. Five leases provided for rent contingent on sales exceeding specific amounts.

9. Income Taxes

The provision/(benefit) for income taxes is comprised of the following:

	53 Weeks Ended October 2, 2004	52 Weeks Ended September 27, 2003	52 Weeks Ended September 28, 2002
	(dollar amounts in thousands)
Federal:
Current	$9,722,000	$4,706,000	$4,507,000
Deferred	(1,512,000)	673,000	(1,860,000)

	$8,210,000	$5,379,000	$2,647,000

State:
Current	$2,563,000	$1,269,000	$1,114,000
Deferred	(399,000)	182,000	(403,000)

	2,164,000	1,451,000	711,000

Total	$10,374,000	$6,830,000	$3,358,000

A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows:

	53 Weeks Ended October 2, 2004	52 Weeks Ended September 27, 2003	52 Weeks Ended September 28, 2002
	(dollar amounts in thousands)
Federal income tax at statutory rate	$9,317,000	$5,839,000	$2,737,000
Permanent differences	36,000	33,000	151,000
State taxes, net of federal benefit	1,407,000	958,000	470,000
Other	(386,000)	—	—

	$10,374,000	$6,830,000	$3,358,000

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

The tax effect of temporary differences which give rise to significant portions of the deferred tax asset and liability are summarized below:

	Fiscal 2004		Fiscal 2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Depreciation and amortization	$988,000	$—	$687,000	$—
State income taxes	—	—	—	—
Inventory	—	(59,000)	—	(317,000)
Reserves and other accruals	4,095,000	—	3,012,000	—
Deferred rent	597,000	—	629,000	—
Compensation accruals	733,000	—	1,115,000	—
Net operating loss	2,346,000	—	2,308,000	—
Other	490,000	—	481,000	(700,000)
Valuation allowance	(2,268,000)	—	(2,204,000)	—

	$6,981,000	$(59,000)	$6,028,000	$(1,017,000)

The Company has federal net operating losses (NOL) of $6.7 million available to offset future tax liabilities through 2007. The losses are subject to Internal Revenue Code Section 382 which limits the annual utilization of NOL’s after an ownership change. The Company’s annual Section 382 limitation is approximately $83,000. As such, approximately $6.5 million of these NOL’s will expire as worthless. The Company has recorded a valuation allowance amount of $2,268,000 and $2,204,000 as of October 2, 2004 and September 27, 2003, respectively.

10. Contingencies

The Company is a defendant in lawsuits or potential claims encountered in the normal course of business; such matters are being vigorously defended. In the opinion of management, the resolutions of these matters will not have a material effect on the Company’s financial position or results of operations.

On January 31, 2002, a former employee brought a purported class action lawsuit against the Company in California Superior Court for the County of Los Angeles. The complaint alleged failure to pay overtime wages, waiting time penalties and unfair business practices and sought monetary and injunctive relief. A settlement totaling $1.2 million was reached by the parties during a mediation on April 2, 2002. The Court approved the settlement in a final fairness hearing on August 20, 2002. During the second quarter of 2002, the Company reserved a total of $1.5 million for this settlement and its related legal and other expenses, and for which this amount was subsequently paid. As of October 2, 2004 there were no other costs associated with this matter.

The Company’s general liability insurance program and employee group medical plan have self-insurance retention features of $250,000 and $100,000 per incident, respectively.

11. 401(k) Plan

The Company provides for the benefit of its employees a voluntary retirement plan under Section 401(k) of the Internal Revenue Code. During 2002, the plan covered all eligible employees and provided for a matching contribution by the Company of 50% of each participant’s contribution up to 4% of the individual’s compensation as defined. The expenses related to this program were $375,000, $381,000 and $384,000 for fiscal years 2004, 2003 and 2002 respectively.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

12. Equity Transactions

Preferred Stock

In connection with the Recapitalization transaction, the Company sold 28,000 shares of Series A Preferred Stock for total consideration of $28.0 million. The holders of the Series A Preferred Stockholder (the “Preferred Stockholder”) is entitled to an annual cumulative dividend (which is payable at the option of the Company either in cash or in additional shares of Preferred Stock for the first five years) and during which time the annual dividend is payable quarterly at the annual rate of 10.875 percent, compounded semi-annually. The Preferred Stockholder is entitled to elect 20 percent of the members of the Board of Directors of the Company. During fiscal 2003 which completed the first five years under the agreement, this annual cumulative dividend converted to an accrued cash dividend and any unpaid dividends accrue interest at an annual rate of 15.875 percent, compounded quarterly. As of October 2, 2004, the cumulative unpaid dividend is $14.7 million.

The Preferred Stock may be redeemed at the option of the Company at any time at 101 percent of the per share price plus accumulated and unpaid dividends. The Company is required to redeem the Preferred Stock in three equal installments terminating on the tenth anniversary of the date of issuance of the Preferred Shares. As such, the Company is accreting the Preferred Stock balance over the ten-year period to adjust the related liability in the amount of $401,000 and $398,000 recorded in 2004 and 2003, respectively.

In connection with the issuance of the Preferred Stock, the original Preferred Stockholder received 1,264,980 warrants to purchase common stock at an exercise price of $0.01 per share expiring in June of 2007. Of the $28.0 million face value of the Preferred Stock, $3.1 million was assigned to the value of these Warrants and reflected as a discount on the Preferred Stock. This discount is being accreted over the life of the Preferred Stock. The terms of the Warrant Agreement provide for a proportionate adjustment of the warrants for stock splits and stock dividends and for additional warrant shares to be issuable in the event any of the 1997 NQ Options (as such term is defined below) or ISO Options or options under the 1998 Plan (as such term is define below) are exercised. Based on the number of options outstanding at October 2, 2004, an additional 287,429 warrants could be granted if the options are exercised.

Common Stock

On March 23, 2001, the Company individually, and Lawrence Hayward, President and CEO, Donald Anderson, Executive Vice President and CFO, and Green Equity Investors II, L.P., the (“Purchasers”) entered into two separate Stock Purchase Agreements, the (“Agreements”) with Brian P. McDermott, (“McDermott”) the Company’s former President and CEO (the “McDermott Transactions”). Pursuant to the Agreements, the Company repurchased 277,775 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $499,995 and the other Purchasers acquired the remaining 554,985 shares of the Company’s voting common stock held by McDermott for an aggregate purchase price of $998,973. Also pursuant to the Agreements, (i) McDermott’s existing options were cancelled and of no further effect; (ii) McDermott resigned from his position as a director on the Board of Directors of the Company; and (iii) the existing Consulting Agreement, dated as of December 31, 1999, between McDermott and the Company was terminated.

As part of the McDermott Transactions, the Company entered into separate loan agreements with each of Mr. Hayward and Mr. Anderson, pursuant to which the Company loaned $225,000 to each of Hayward and Anderson, respectively, thereby providing a portion of the funds required for each of Anderson and Hayward to purchase the shares of the Company’s common stock held by McDermott. Each loan, together with all accrued interest, will be due and payable to the Company in full, on the earlier of: 1) the date which is 7 years from the date hereof; or 2) the termination of borrower’s employment with the Company for any reason, other than a termination by the Company

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

without Just Cause. The loan agreements are secured by a portion of the shares purchased by each of Hayward and Anderson, pursuant to Pledge Agreements executed concurrently by each of Hayward and Anderson and are recorded as reductions in stockholders equity in the accompanying balance sheets.

On August 29, 2003, the Company, and GCP California Fund L.P., the (“Purchasers”) entered into a Stock Purchase Agreements, (“Agreement”) with Robert D. Olsen, (“Olsen”) the Company’s former Executive Vice President and CFO (the “Olsen Transaction”). Pursuant to the Agreement, the Company repurchased 86,206 shares of the Company’s voting common stock held by Olsen for an aggregate purchase price of $499,995 and the other Purchasers acquired the remaining 429,094 shares of the Company’s voting common stock held by Olsen for an aggregate purchase price of $2,488,745.

13. Related Party Transactions

Leonard Green & Partners (“LGP”), a firm that manages Green Equity Investors II (“GEI”), Hancock Park Associates (“HPA”) and Leslie’s are parties to a Management Agreement dated June 11, 1997. The Management Agreement provides that Leslie’s will pay LGP an annual fee of $244,800 for ongoing management, consulting and financial services. In addition, subject to certain approval requirements, the Management Agreement provides that either LGP or HPA may provide financial advisory or investment banking services for Leslie’s in connection with major financial transactions, and LGP or HPA will be paid a reasonable fee for such services. The Management Agreement terminates on the earlier of the tenth anniversary of its execution or the date that LGP affiliates hold 25% or less of the shares of Leslie’s that they held on the date of the Management Agreement.

During the fiscal years ended October 2, 2004, September 27, 2003, and September 28, 2002, the Company paid management fees to LGP in the amount of $245,000 for each of the three years represented.

14. Stock Based Compensation Plans

During 1997, the Company adopted a non-qualified common stock option plan (the “NQ Option Plan”) and an incentive common stock option plan (the “ISO Option Plan”) and reserved 417,995 shares and 1,369,730 shares, respectively, of Leslie’s common stock for issuance upon the exercise of options to be granted to certain employees of Leslie’s thereunder. Options to purchase Leslie’s common stock have been granted at an exercise price of $1.00 per share for options granted under the NQ Option Plan (“NQ Options”) and $2.00 per share in the case of options granted under the ISO Option Plan.

NQ Options are all vested. NQ Options have a term of ten years and remain exercisable without regard to any termination of employment of the holder.

Under the ISO Plan, as amended, ISO Options vest in one-third increments on the first, second and third anniversaries of the original grant date. Options intended to qualify as “incentive stock options” and options not intended to so qualify may be granted under the ISO Option Plan. Pursuant to law, options intended to qualify as “incentive stock options” are subject to limitations on aggregate amounts granted and must be issued to any holder of 10% or more of the issuer’s outstanding common stock at 110% of fair market value. Vested ISO Options may be exercised for 90 days post termination of employment, except in the case of the death of the option holder, in which case the vested portion may be exercised within twelve months from the date of termination. ISO Options have a term of ten years.

In November 1998, Leslie’s Board adopted its 1998 Incentive Stock Option Plan (the “1998 Plan”), and reserved 300,000 shares of nonvoting common stock for issuance thereunder. In January 2000, the Board approved an amendment to the Plan to increase the number of shares of nonvoting common stock issuable thereunder to 500,000 shares in the aggregate.

LESLIE’S POOLMART, INC.

Notes to Consolidated Financial Statements—(Continued)

On February 15, 2001, the Board of Directors approved a resolution to effectuate the cancellation and later reissuance of options outstanding under the Company’s ISO Option Plan and the 1998 Plan. Under the program, 198,500 existing options were cancelled and holders thereof were entitled to receive new Options on a date which would be at least 6 months and a day from the date of cancellation, at a price equal to the then market value of the Company’s stock. The options cancelled had exercise prices that were higher than the Board’s view of the then current market price of the Company’s stock and had impaired the ability of such options to fulfill their purpose.

On February 15, 2001, the Board of Directors approved a resolution to amend the Company’s Certificate of Incorporation to effectuate a 5 for 1 stock split whereby each outstanding share of the Company’s common stock, par value $.001 per share, was converted into five shares of common stock. Following approval by the Company’s stockholders, an amendment to the Company’s Articles of Incorporation was filed with the Delaware Secretary of State on February 22, 2001.

We account for stock-based compensation plans under APB Opinion No. 25, under which no compensation expense has been recognized in the accompanying consolidated financial statements for stock-based employee awards with an exercise price equal to or greater than the fair value of the common stock on the date of grant. For purposes of SFAS No. 123, Accounting for Stock-Based Compensation, the fair value of each option granted has been estimated at the date of the grant using the Black-Scholes option pricing model using the following weighted-average assumptions used for grants for each of the fiscal years ended 2004, 2003 and 2002: risk free interest rate 4.0%, expected volatility of 0%; expected lives of 7 years and no expected dividend yield. Based on these assumptions, the weighted average fair value of the options granted is $1.42 in 2004, $0.49 in 2003 and in 2002, respectively.

A summary of option activities for all plans is as follows:

	Fiscal 2004		Fiscal 2003		Fiscal 2002
	Shares	Wt. Avg. Ex Price	Shares	Wt. Avg. Ex Price	Shares	Wt. Avg. Ex Price
Outstanding at beginning of year	1,456,060	$1.97	1,841,330	$1.77	1,683,830	$1.75
Granted	190,200	5.80	15,000	2.00	220,000	2.00
Exercised	—	—	(390,270)	1.04	(8,333)	2.00
Cancelled	(17,500)	2.00	(10,000)	2.00	(54,167)	2.00

Outstanding at end of year	1,628,760	$2.42	1,456,060	$1.97	1,841,330	$1.77

Exercisable at end of year	1,385,054	$1.97	1,226,605	$1.97	1,278,270	$1.67

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding	Weighted Avg. Remaining Contractual Life	Weighed Avg Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$1.00	42,725	2.7	$1.00	42,725	$1.00
$2.00	1,395,835	7.0	$2.00	1,342,329	$2.00
$5.80	190,200	9.2	$5.80	—	$5.80

	1,628,760	7.1	$2.42	1,385,054	$1.97

15. Supplemental Cash Flow Disclosures

The Company paid interest charges of $7.0 million, $9.9 million, and $10.1 million in 2004, 2003 and 2002, respectively. The Company paid income taxes of $11.9 million, $5.6 million and $3.4 million in 2004, 2003 and 2002, respectively. The Preferred Stock dividends and the accretion of the Warrants are excluded from the statement of cash flows as non-cash transactions.

Offer To Exchange

All Our Outstanding 7 3/4% Senior Notes Due 2013, Series A

For Our New 7 3/4% Senior Notes Due 2013, Series B

Which Have Been Registered Under the Securities Act

PROSPECTUS

                    , 2005

DEALER PROSPECTUS DELIVERY REQUIREMENTS

Until                     , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

All tendered original notes, executed letters of transmittal and other related documents should be directed to the exchange agent. Requests for assistance and for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent.

The exchange agent for the exchange offer is

The Bank of New York Trust Company, N.A.

For Information Call:

(213) 630-6493

By Mail:

The Bank of New York Trust Company, N.A.

700 S. Flower Street, Suite 500

Los Angeles, CA 90017

Attention: Melonee Young

By Facsimile:

(213) 630-6298

Attention: Melonee Young

Confirm by Telephone:

(213) 630-6493

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

The Amended and Restated Certificate of Incorporation of the Company eliminates the liability of the Company’s directors for monetary damages arising from a breach of their fiduciary duties to the Company and its stockholders, to the extent permitted by the Delaware General Corporation Law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company’s Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by applicable law. The Company has entered into indemnification agreements with its directors and executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. Such agreements require the Company, among other things, (i) to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers provided such persons acted in good faith and in a manner reasonably believed to be in the best interests of the Company and, with respect to any criminal action, had no cause to believe their conduct was unlawful; (ii) to advance the expenses actually and reasonably incurred by its officers and directors as a result of any proceeding against them as to which they could be indemnified; and (iii) to obtain directors’ and officers’ insurance if available on reasonable terms. There is no action or proceeding pending or, to the knowledge of the Company, threatened which may result in a claim for indemnification by any director, officer, employee or agent of the Company.

Item 21. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of January 7, 2005 between the Company and LPM Acquisition LLC (previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed on January 11, 2005)

3.1

Amended and Restated Certificate of Incorporation filed with the Delaware Secretary of State on January 25, 2005 (previously filed as Exhibit 3.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

3.2	Bylaws of the Company (previously filed as Exhibit 3.5 to Registration Statement on Form S-1 filed on June 27, 1997)

4.1	Indenture dated as of May 21, 2003 between the Company and The Bank of New York Trust Company, N.A. (previously filed as Exhibit 4.1 to the Registration Statement on Form S-4 filed on July 18, 2003)

4.2

Supplemental Indenture dated as of January 11, 2005 between the Company and The Bank of New York Trust Company, N.A. (previously filed as Exhibit 10.01 to the Current Report on Form 8-K filed on January 25, 2005)

4.3	Indenture dated as of January 25, 2005 between the Company and The Bank of New York Trust Company, N.A. (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on January 28, 2005)

5.1	Opinion of Gibson, Dunn & Crutcher LLP (previously filed as Exhibit 5.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.1

Stockholders Agreement dated as of January 25, 2005 among the Company, GCP California Fund, L.P., Leslie’s Coinvestment, LLC and the stockholders identified on the signature pages thereto (previously filed as Exhibit 10.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

Exhibit Number	Description
10.2

Management Services Agreement dated as of January 25, 2005 between the Company and Leonard Green & Partners, L.P. (previously filed as Exhibit 10.2 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.3	Lease Agreement dated as of August 30, 1990 by and between Adams Property Associates and the Company (previously filed as Exhibit 10.7 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.4

First Amendment dated as of June 21, 1996 to the Lease Agreement dated August 30, 1990 by and between Adams Property Associates and the Company (previously filed as Exhibit 10.4 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.5

Second Amendment dated as of September 30, 1999 to the Lease Agreement dated August 30, 1990 by and between Adams Property Associates and the Company (previously filed as Exhibit 10.5 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.6

Third Amendment dated as of April 14, 2000 to the Lease Agreement dated August 30, 1990 by and between Adams Property Associates and the Company (previously filed as Exhibit 10.6 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.7	Lease dated as of November 26, 1996 by and between Bedford Property Investors, Inc. and the Company (previously filed as Exhibit 10.8 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.8

Addendum dated as of November 1996 to the Lease dated November 26, 1996 by and between Bedford Property Investors, Inc. and the Company (previously filed as Exhibit 10.8 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.9

Lease Agreement dated as of December 30, 1997 by and between Liberty Property Limited Partnership and the Company (previously filed as Exhibit 10.8 to Registration Statement on Form S-1/A filed on July 21, 1997)

10.10

First Amendment dated as of June 3, 1999 to the Lease Agreement dated December 30, 1997 by and between Liberty Property Limited Partnership and the Company (previously filed as Exhibit 10.10 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.11	Lease dated as of April 30, 1998 by and between Paul Hemmer Development Co., III and the Company (previously filed as Exhibit 10.11 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.12

First Addendum dated as of July 21, 1999 to the Lease dated April 30, 1998 by and between Paul Hemmer Development Co., III and the Company (previously filed as Exhibit 10.12 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.13	Lease Agreement dated as of March 30, 2004 between ProLogis and the Company (previously filed as Exhibit 10.13 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.14	Lease dated as of October 31, 2000 between Broadway Business Center LLC and the Company (previously filed as Exhibit 10.14 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.15

First Amendment dated as of November 30, 2000 to the Lease dated October 31, 2000 between Broadway Business Center LLC and the Company (previously filed as Exhibit 10.15 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.16

Second Amendment dated as of June 26, 2001 to the Lease dated October 31, 2000 between Broadway Business Center LLC and the Company (previously filed as Exhibit 10.16 to the Registration Statement on Form S-4 filed on April 22, 2005)

Exhibit Number	Description
10.17

Third Amendment dated as of May 31, 2002 to the Lease dated October 31, 2000 between Broadway Business Center LLC and the Company (previously filed as Exhibit 10.17 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.18

Fourth Amendment dated as of April 9, 2004 to the Lease dated October 31, 2000 between Broadway Business Center LLC and the Company (previously filed as Exhibit 10.18 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.19

Form of Director’s and Officer’s Indemnification Agreement dated as of January 1, 2000 between the Company and certain members of management (previously filed as Exhibit 10.19 to the Registration Statement on Form S-4 filed on April 22, 2005)

10.20	Amended and Restated Employment Agreement dated November 21, 2003 between the Company and Lawrence H. Hayward (filed as Exhibit 10.13 to the Annual Report on Form 10-K filed on December 12, 2003)

10.21	Amended and Restated Employment Agreement dated November 21, 2003 between the Company and Donald J. Anderson (filed as Exhibit 10.14 to the Annual Report on Form 10-K filed on December 12, 2003)

10.22

Amendment No. 1 dated as of January 24, 2005 to the Amended and Restated Employment Agreement dated November 21, 2003 between the Company and Lawrence H. Hayward (previously filed as Exhibit 10.3 to the Current Report on Form 8-K filed on January 25, 2005)

10.23

Amendment No. 1 dated as of January 19, 2005 to the Amended and Restated Employment Agreement dated November 21, 2003 between the Company and Donald J. Anderson (previously filed as Exhibit 10.2 to the Current Report on Form 8-K filed on January 25, 2005)

10.24

Amended and Restated Loan and Security Agreement dated as of January 25, 2005 among the Company, LPM Manufacturing, Inc., Wells Fargo Retail Finance LLC and the other lenders parties thereto (previously filed as Exhibit 10.3 to the Current Report on Form 8-K filed on January 28, 2005)

10.25

Registration Rights Agreement, dated January 25, 2005, between the Company and certain holders of the Company’s 7.75% Senior Notes due 2013 (filed as Exhibit 10.01 to the Current Report on Form 8-K filed on January 28, 2005)

10.26	Employment Agreement dated April 22, 2005 between the Company and Steven L. Ortega (previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed on April 28, 2005)

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges (previously filed as Exhibit 12.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

21.1	Subsidiaries (previously filed as Exhibit 21.1 to Annual Report on Form 10-K405 filed on December 22, 1999)

23.1	Consent of Gibson, Dunn & Crutcher LLP (previously filed as Exhibit 23.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

23.2	Consent of Ernst & Young LLP (previously filed as Exhibit 23.2 to the Registration Statement on Form S-4 filed on April 22, 2005)

24.1	Power of Attorney (previously filed as Exhibit 24.1 to the Registration Statement on Form S-4 filed on April 22, 2005)
25.1	Statement of Eligibility of The Bank of New York Trust Company, N.A. under the Trust Indenture Act of 1939, as trustee (previously filed as Exhibit 25.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

99.1	Form of Letter of Transmittal (previously filed as Exhibit 99.1 to the Registration Statement on Form S-4 filed on April 22, 2005)

Exhibit Number	Description

99.2	Form of Notice of Guaranteed Delivery (previously filed as Exhibit 99.2 to the Registration Statement on Form S-4 filed on April 22, 2005)

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed as Exhibit 99.3 to the Registration Statement on Form S-4 filed on April 22, 2005)

99.4	Form of Letter to Clients (previously filed as Exhibit 99.4 to the Registration Statement on Form S-4 filed on April 22, 2005)

Item 22. Undertakings

The undersigned Registrant hereby undertakes that, insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the DGCL, the Certificate of Incorporation and By-laws, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto authorized, in the city of Phoenix, state of Arizona, on May 10, 2005.

LESLIE’S POOLMART, INC.

By:	/s/ DONALD J. ANDERSON
Donald J. Anderson Executive Vice President, Chief Financial Officer and Secretary

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE DATES INDICATED.

NAME	TITLE	DATE

/s/ LAWRENCE H. HAYWARD Lawrence H. Hayward	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officers)	May 10, 2005

/s/ DONALD J. ANDERSON Donald J. Anderson	Director, Executive Vice President, Chief Financial Officer and Secretary (Principal Financial Officer and Principal Accounting Officer)	May 10, 2005

/s/ EDWARD C. AGNEW Edward C. Agnew*	Director	May 10, 2005

/s/ JOHN M. BAUMER John M. Baumer*	Director	May 10, 2005

/s/ JOHN G. DANHAKL John G. Danhakl*	Director	May 10, 2005

/s/ MICHAEL J. FOURTICQ Michael J. Fourticq*	Director	May 10, 2005

/s/ TED C. NARK Ted C. Nark*	Director	May 10, 2005

*By:	/s/ DONALD J. ANDERSON
Donald J. Anderson Attorney-in-fact